24-10129

As filed with the Securities and Exchange Commission on September 29, 2005


05067553

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
SEP 29 2005
1086

FORM 1-A
REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

CANYON BANCORPORATION

(Exact name of issuer as specified in its charter)

ARIZONA	**6712**	**86-0995843**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

7981 North Oracle Road, Tucson, Arizona 85704 (520) 529-5500

(Address and telephone number of principal executive offices and principal place of business)

STEVEN HALVERSON
President and Chief Executive Officer
7981 North Oracle Road
Tucson, Arizona 85704
(520) 529-5500
(Name, address, and telephone number of agent for service)


SEP 2 9 2005

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128

PROCESSED
SEP 30 2005
FINANCIAL

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of Canyon Bancorporation are as follows. The residence and business addresses of such persons are provided below.

Name	Residence Address	Business Address
(a) Directors		
Dennis Cummings	13824 N Placita Meseta De Oro Oro Valley, AZ 85737	6811 N. Thornydale Marana, AZ 85741
Gary Gibson	3178 E. Via Palomita Tucson, AZ 85718	705 E. 17th St Tucson, AZ 85719
Jodi Grassmeyer	325 W. Linda Vista Oro Valley, AZ 85737	7493 N. Oracle Rd. Tucson, AZ 85704
Steven Halverson	12088 N. Sliding Rock Pl. Oro Valley, AZ 85737	6811 N. Thornydale Marana, AZ 85741
Pam McNair-Wingate	4361 La Paloma Dr. Tucson, AZ 85718	3501 E. Kleindale Tucson, AZ 85716
Richard Underwood	6865 N. Solaz Tercero Tucson, AZ 85718	4742 N. Romero Rd. Tucson, AZ 85705
(b) Executive Officers		
Charles Luhtala	11282 N. Mountain Breeze Dr. Oro Valley, AZ 85737	7981 North Oracle Rd. Tucson, AZ 85704
Wesley Veach	18 W. Golden Spur Pl. Oro Valley, AZ 85737	7981 North Oracle Rd. Tucson, AZ 85704

(c) Not Applicable.

(d) and (e) Principal Shareholders

Name	Residence Address	Business Address
Steven Halverson	12088 N. Sliding Rock Pl. Oro Valley, AZ 85737	6811 N. Thornydale Marana, AZ 85741

(f) **Promoters**

The promoters of Canyon Bancorporation and Canyon Community Bank include each of the persons listed in Item 1(a) above and the following additional persons:

Name	Residence Address	Business Address
Ray Novak	915 N. Swan Rd. Tucson, AZ 85711	N/A
Michael Carlier	630 E. Mystic Pl. Oro Valley, AZ 85737	3561 E. Sunrise Dr. Tucson, AZ 85718

(g) **Affiliates of the Issuer.** Canyon Community Bank, N.A. is a wholly-owned subsidiary of Canyon Bancorporation.

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128, has advised the Issuer in connection with certain banking and securities aspects of the offering. Leonard Felker Altfeld Greenberg & Battaile, PC, 250 North Meyer Avenue, Tucson, Arizona 85702, has advised the Issuer that when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Arizona, fully paid and non-assessable.

(i) – (m) Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders, such shareholders will be offered an opportunity to participate in the offering, although the Company has discretion not to offer shares to existing shareholders who reside in states in which regulatory compliance would, in the judgment of the Company, be unduly burdensome. The Company intends to offer shares to existing shareholders, pursuant to state exemptions for offers and sales to existing shareholders or other applicable exemptions, or by qualification by coordination, in the states of Arizona, California, Colorado, Hawaii, Indiana, Kansas, Minnesota, New Jersey, New Mexico, New York, Texas, Utah and Washington. The Company also intends to offer and sell shares to persons who are not currently shareholders, who may reside in the listed states or other states. All offers and sales will be accomplished in accordance with applicable state securities laws. The shares will be offered on a best-efforts basis by Steven Halverson, President and Chief Executive Officer of the Issuer, who will receive no bonuses, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

No unregistered securities have been issued by the Issuer, predecessor or affiliated issuer within the past year, other than shares that were issued by the Issuer pursuant to the exercise of stock options. Canyon Bancorporation issued the following shares of common stock within the past year pursuant to exercise of options under the Director Stock Option Plan:

Michael Carlier – 2,440 shares at $20.00 per share (1/31/05)
Gary Gibson – 610 shares at $20.00 per share (4/1/05)
Pam McNair-Wingate – 2,440 shares at $20.00 per share (7/18/05)
Richard Underwood – 610 shares at $20.00 per share (6/21/05)

The basis for computing the consideration for which the above shares were issued was the exercise price for the options exercised, pursuant to the terms of the Director Stock Option Plan. Such shares were issued pursuant to a written compensatory benefit plan under circumstances that comply with the requirements of Rule 701 promulgated under the Securities Act of 1933, as amended (the "Act") and are thus exempted from the registration requirements of such Act by virtue of Rule 701.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

7981 North Oracle Road
Tucson, Arizona 85704
(520) 529-5013

A Maximum of $3,960,000
(110,000 Shares at $36.00 Per Share)
(No Minimum Offering Amount)

Canyon Bancorporation is offering up to 110,000 shares of its common stock to our shareholders and the general public at $36.00 per share. The offering will commence on ________, 2005, and will terminate on ________, 2005, [60 DAYS] unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase for new shareholders is 1,000 shares ($36,000), and for current shareholders is 500 shares ($18,000).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $3,960,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- Our stock is not actively traded, and we have subjectively established the offering price at $36.00 per share, based on a variety of factors considered by our board of directors (see "TERMS OF THE OFFERING – Offering Price" for a description of the factors considered).

Investment in the shares involves certain risks. See "SPECIAL CONSIDERATIONS" beginning on page 3 for information that should be considered by each prospective investor.

The securities offered by means of this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Common Share	$36.00	$-0-	$36.00
Maximum Offering	$3,960,000	$-0-	$3,960,000

(1) The offering price for the shares has been determined by Canyon Bancorporation. See "SPECIAL CONSIDERATIONS."
(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by Canyon Bancorporation and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3) Before deducting estimated expenses of the offering of approximately $75,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Canyon Bancorporation. Canyon Bancorporation anticipates that proceeds will be contributed to Canyon Community Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is ________, 2005.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered...	110,000 Shares
Common Stock to be Outstanding After the Offering	426,870 shares, assuming all offered shares are purchased.
Minimum Subscription...	New shareholders must subscribe for at least 1,000 shares. Existing shareholders must subscribe for at least 500 shares. See "TERMS OF THE OFFERING."
Price..	$36.00 per share
Use of Proceeds..	To support recent and anticipated future growth of Canyon Community Bank, and for general working capital purposes. See "USE OF PROCEEDS."
Special Factors to be Considered.................................	The securities offered involve certain risks. See "SPECIAL CONSIDERATIONS."

Plan of Distribution and Terms of the Offering

The offering will commence on __________, **2005** and will continue until _________, **2005,** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to our existing shareholders, they will not have priority in the offering. The offering will be conducted on a "first-come-first served" basis. Among other things, the offering will allow persons residing or working in our market area an opportunity to become shareholders, as well as customers.

New shareholders must purchase a minimum of 1,000 shares ($36,000). Existing shareholders must purchase a minimum of 500 shares ($18,000).

Subject to any applicable regulatory approvals, availability of shares, and the discretion of the board of directors, there is no maximum investment limit.

We reserve broad discretion in determining whether to sell shares to any particular person, whether an existing shareholder or a new shareholder. See "TERMS OF THE OFFERING – Broad Company Discretion."

Conditions of the Offering

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

The shares will be marketed on a best efforts basis through our President and Chief Executive Officer. No person will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Canyon Bancorporation

Canyon Bancorporation is an Arizona bank holding company formed in February 2004, primarily to hold all of the common stock of Canyon Community Bank, a national banking association that commenced operations in October 2000, in Tucson, Arizona. We are headquartered in Tucson, and have opened branches in Marana, Arizona and Catalina, Arizona.

At June 30, 2005, we had consolidated total assets of approximately $76.3 million, consolidated total liabilities of approximately $69.1 million, total net loans of approximately $54.3 million, total deposits of approximately $61.8 million, and shareholders' equity of approximately $7.2 million.

Through Canyon Community Bank, we provide a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds; and other financial services usually handled for customers by commercial banks. See "BUSINESS."

Canyon Community Bank maintains a web site at www.canyoncommunity.com, which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions.

SPECIAL CONSIDERATIONS

An investment in the shares being offered involves certain risks, including those described below. There are many risks inherent in any business enterprise; the matters described below are considerations that are unique to our business and our market.

We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares; as a result the price investors pay for shares in the offering may be greater than the actual value of the shares

Our stock is not actively traded and no broker makes a market in our stock. We have established the offering price of $36.00 per share based solely on our belief of the fair market value of the shares. The offering represents a multiple of 1.57 times the book value of the shares as of June 30, 2005. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the shares or in the determination of the offering price. For a description of the factors considered by our board establishing the offering price, see "TERMS OF THE OFFERING –Offering Price." Because we have subjectively set the offering price ourselves, the price that investors pay for shares in the offering may be greater than the actual value of the shares that they buy.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth

We have not set a minimum number of shares that must be sold in the offering in order for the offering to close. No escrow arrangements have been made with respect to the Offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Broad Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 110,000 shares will be sold, or that any particular amount of shares will be sold. If the Offering is subscribed at significantly less than the maximum, our ability to support our future growth (see "USE OF PROCEEDS") could be affected.

We have a limited history of operations, and we cannot assure that our growth will continue

We commenced operations in October 2000, and our relatively brief operating history is still insufficient to evaluate our long-term performance. Although our performance, as measured by growth in total assets and deposits, has been favorable through the period ended June 30, 2005, there can be no assurance that such growth will continue.

Our primary market area is subject to unpredictable economic conditions, and a downturn could adversely affect our profitability and future growth.

The Tucson, Arizona metropolitan area has recently experienced rapid rates of growth in both the commercial and residential real estate markets. As with any such period of rapid development, the possibility of over-development exists, and the possibility of a significant downturn in the local real estate market is increased, relative to a market in which growth is more measured. In addition, the effect, if any, of Hurricane Katrina and its impact on the availability of construction materials and personnel in various parts of the United States cannot now be estimated.

We have a high concentration of loans secured by real estate, which makes us more vulnerable if there is a downturn in that sector of the economy

A significant portion of Canyon Community Bank's loans are secured by real estate. At June 30, 2005, Canyon Community Bank had a concentration of loans secured by real estate representing 75% of the loan portfolio. Of the loans secured by real estate, approximately:

- 48% are commercial real estate;
- 34% are construction loans; and land development
- 18% are residential real estate

These real estate-secured loans are 100% concentrated in the Tucson, Arizona area, which has experienced significant growth and appreciation during the last five years. A downturn in the local economy could have a material adverse effect on borrowers' ability to repay these loans, as well as the value of the real property held as collateral. See "BUSINESS – Lending Activities."

You may have difficulty selling your shares, as there is little trading activity

There is no active trading market for our shares, and it is unlikely that an established market for our shares will develop in the near future. We presently do not intend to seek listing of the shares on any securities exchange, or quotation on the NASDAQ interdealer quotation system. It is not known whether significant trading activity will take place for several years, if at all. Accordingly, subscribers should consider this as a long-term investment. See "CANYON BANCORPORATION – Market for Common Equity and Related Stockholder Matters."

Fluctuating interest rates can adversely affect our profitability

Canyon Community Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. During the past two years prime rate has increased 2.25%, and the market anticipates continued increases in prime rate. Canyon Community Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control. See "Asset and Liability Management."

There is intense competition in our market area, and we cannot assure that we will be able to successfully compete

Commercial banking is a highly competitive business. Canyon Community Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Tucson and its environs and elsewhere, for loans and deposits. In certain aspects of its business, Canyon Community Bank also competes with small loan companies, insurance companies, mortgage companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Canyon Community Bank and some of which have financial resources greater than those of Canyon Community Bank. See "CANYON COMMUNITY BANK – Market Area and Competition."

You will not likely receive cash dividends on the shares

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of Canyon Community Bank. Our ability to pay dividends in the future will depend primarily upon the earnings of Canyon Community Bank and its ability to pay dividends to Canyon Bancorporation. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION – Distributions."

TERMS OF THE OFFERING

Method of Offering

The offering will commence on _________, **2005** and will terminate on __________, **2005.** We may, in our sole discretion, determine to terminate the offering earlier than _________, **2005,** or to extend it, for up to 30 additional days following that date.

New shareholders must subscribe for a minimum of 1,000 shares ($36,000). Existing shareholders must subscribe for a minimum of 500 shares ($18,000).

Subject to any applicable regulatory approvals, availability of shares, and the discretion of our board of directors, there is no maximum investment limit.

Subject to our broad discretion (see "—Broad Company Discretion" below), the offering will be conducted on a "first-come-first-served" basis.

Offering Price

Our board of directors considered various factors in determining that the shares should be offered at a price of $36.00 per share. In determining that the sales price represents the fair market value of the shares being offered, the board took the following factors into account: the historical earnings of Canyon Community Bank since its opening; Canyon Bancorporation's and Canyon Community Bank's future prospects; the book value per share of our outstanding common stock; recent sales prices of Canyon Bancorporation's common stock in transactions between individuals; and the sales prices in stock offerings by other similarly situated financial institutions

The board of directors did not retain any independent party to assist in the valuation of the shares for this offering, and there can be no assurance that the offering price reflects the actual value of the offered shares. See "SPECIAL CONSIDERATIONS – We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares."

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of any person. See " – Broad Company Discretion" below.

We also reserve discretion as to the manner and timing of the acceptance (or rejection) of subscriptions of current shareholders, including subscriptions that may be subject to regulatory approval.

Broad Company Discretion

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. **We may, in our absolute discretion, reject a subscription of any person, whether such person is currently a shareholder or not.**

In exercising our discretion, we may consider, among other things:

- Whether or not the subscriber is a bank customer, or a resident of Canyon Community Bank's primary marketing area; and
- Whether or not the subscriber is a resident of the State of Arizona, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents.

Subject to our absolute discretion, and the factors described above, if there are no countervailing considerations, we will attempt to honor subscriptions on a "first-come, first-served" basis.

Minimum Purchase Requirements

We have established the minimum purchase requirement of 1,000 shares for persons who are not currently shareholders and 500 shares for current shareholders in order to avoid the administrative, printing and related costs associated with issuing and tracking stock certificates and maintaining a shareholder base consisting of shareholders with very small holdings. We may, in our sole discretion, accept subscriptions for less than the minimum purchase requirement from any person, including employees of Canyon Community Bank.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on __________, **2005,** unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold all subscription funds, pending acceptance, in a segregated, non-interest bearing account at Canyon Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. We reserve the right to hold subscription funds in such segregated account for a reasonable period pending receipt by us or the subscriber, as the case may be, of any applicable regulatory approvals in connection with such subscription.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

The shares will be offered on behalf of Canyon Bancorporation by Mr. Steven Halverson, President and Chief Executive Officer. No commissions, fees or other remuneration will be paid to Mr. Halverson, or to any other person or entity, for selling the shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other persons. Our directors and executive officers presently beneficially own 60,670 shares in total (not including shares that could be purchased upon the exercise of stock options). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 28,111 shares, subject to availability. Assuming they purchase this number of shares, they will own in the aggregate 20.92% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options).

DILUTION

Assuming Full Subscription

The net tangible book value of Canyon Bancorporation at June 30, 2005 was $7.2 million, or $22.97 per share. Net tangible book value per share is determined by dividing the net worth of Canyon Bancorporation (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2005, other than to give effect to the sale of 110,000 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net tangible book value of the outstanding shares at June 30, 2005 would have been $11.2 million or $26.17 per share. This represents an immediate increase in net tangible book value to present shareholders of $3.21 per share and an immediate dilution to new investors of $9.83 per share. The following table illustrates the dilution on a per-share basis:

Offering price per share		$36.00
Net tangible book value per share prior to offering (1)	$22.96	
Increase in net tangible book value per share attributable to new investors	$ 3.21	
Pro forma net tangible book value per share after offering		$26.17
Dilution per share to new investors (2)		$ 9.83

---

(1) At June 30, 2005, total shareholders' equity was $7.2 million, which represents a net tangible book value of $22.96 per share. Net tangible book value per share represents Canyon Bancorporation's total shareholders' equity divided by the total number of shares outstanding.

(2) Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

Although our current shareholders will not experience net tangible book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages to the extent that such persons do not participate in the offering.

Assuming Less than Full Subscription

The following table represents the dilution that would be experienced by new shareholders on a per-share basis, assuming that the offering is subscribed at a level equal to 75%, 50%, and 25%, respectively, of the maximum offering amount of 110,000 shares:

	Percent of maximum offering proceeds		
	75%	50%	25%
Number of shares offered or assumed to be sold	82,500	55,000	27,500
Gross proceeds	2,970,000	1,980,000	990,000
Expenses	75,000	75,000	75,000
Net proceeds	2,895,000	1,905,000	915,000
Net tangible book value @ 06/30/05	7,220,582	7,220,582	7,220,582
Net proceeds from the stock offering	2,895,000	1,905,000	915,000
Pro forma net tangible book value @ 06/30/05	10,115,582	9,125,582	8,135,582
Number of shares outstanding @ 06/30/05	314,430	314,430	314,430
Number of shares offered or assumed to be sold	82,500	55,000	27,500
Pro forma number of shares outstanding @ 06/30/05	396,930	369,430	341,930
Offering price per share	$36.00	$36.00	$36.00
Net tangible book value per share prior to offering	$22.96	$22.96	$22.96
Increase in net tangible book value per share attributable to new investors	$2.52	$1.74	$.83
Pro forma net tangible book value per share after offering	$25.48	$24.70	$23.79
Dilution per share to new investors	$10.52	$11.30	$12.21

DIVIDEND POLICY

We currently intend to retain any earnings to help fund future growth of Canyon Community Bank, we do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of Canyon Community Bank to pay dividends to us, and its ability to do so is subject to the payment of its expenses, its maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions."

USE OF PROCEEDS

The gross proceeds from the sale of shares offered, assuming that all 110,000 shares offered by means of this Offering Circular are sold, are estimated to be $3,960,000 before deducting estimated expenses of the offering of approximately $75,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum gross proceeds of $3,960,000, or any other amount, will be attained.

The net proceeds of the offering will be utilized to support anticipated future deposit and asset growth of Canyon Community Bank, while maintaining adequate capital levels, and none of the proceeds have been earmarked for specific purposes. The additional capital will also give Canyon Community Bank the option of increasing its lending limits. We anticipate that we will contribute all of the net proceeds of the offering to Canyon Community Bank.

Our business plan calls for moderate growth in the future. To the extent that the offering is subscribed at a level significantly below the maximum offering amount of $3,960,000, our future growth could be restricted. In such event, we may consider options such as additional equity financing or borrowing funds, which we would contribute to Canyon Community Bank, to fund growth.

BUSINESS

Canyon Bancorporation

Canyon Bancorporation Financial Overview

We are a bank holding company organized under the laws of Arizona, chartered in February 2004. We had consolidated total assets of approximately $76.3 million at June 30, 2005. We are located in Tucson, Arizona, and conduct our operations through our subsidiary, Canyon Community Bank, a national banking association, which commenced operations in October 2000. We do not engage in any substantial activities other than acting as a bank holding company for Canyon Community Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. Our holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Canyon Bancorporation Selected Financial Information as of June 30, 2005

The following table presents unaudited financial information regarding Canyon Bancorporation and Canyon Community Bank through June 30, 2005. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

RESULTS OF OPERATIONS	Six months ended June 30 2005	2004	Twelve months ended December 31 2004	2003	2002	2001
	(In thousands, except per share data)					
Interest Income	$2,165	$1,553	$ 3,374	$ 2,475	$ 1,830	$ 1,269
Interest Expense	(406)	(266)	(598)	(468)	(387)	(308)
Net Interest Margin	1,759	1,287	2,776	2,007	1,443	961
Provision for credit losses	(224)	(121)	(129)	(124)	(139)	(115)
Noninterest Income	294	248	500	335	198	67
Noninterest Expense	(1,224)	(1,041)	(2,040)	(1,607)	(1,320)	(1,131)
Income (loss) before income taxes	$605	$ 373	$ 1107	$ 611	$ 182	$ (218)
Income Tax Benefit (expense)	(254)	(183)	(501)	(78)	---	---
Net Income (loss)	$351	$190	$606	$533	$ 182	$ (218)
Earnings (loss) Per Share						
Basic	$ 1.12	$ .62	$ 1.96	$ 1.74	$ .60	$ (.71)
Diluted	$ 1.08	$ .60	$ 1.89	$ 1.69	$ .59	$ (.71)
Book Value per share	$ 22.96	$ 20.32	$ 21.83	$ 20.12	$ 18.48	$ 17.87
FINANCIAL POSITION:	(In thousands, except per share data)					
Interest-bearing deposits in banks	$ 113	$ 972	$ 10	$ 1,084	$ 1,500	$ ---
Federal Funds Sold	---	---	---	---	17	2,999
Investment Securities	12,149	12,139	14,025	15,102	13,239	8,330
Net Loans	54,269	40,484	46,077	32,633	19,509	13,281
Total Assets	76,271	61,381	67,474	52,442	36,599	26,898
Total Deposits	61,751	51,129	53,317	41,521	29,061	19,547
Shareholders Equity	7,221	6,321	6,783	6,154	5,651	5,454

Company Selected Quarterly Financial Data *(in thousands)*

	Quarter Ended 6/30/2005	3/31/2005	12/31/2004	Quarter Ended 9/30/2004	6/30/2004	3/31/2004	12/31/2003	Quarter Ended 9/30/2003	6/30/2003	3/31/2003
Interest income	$1,134	1,031	924	898	788	764	699	662	587	538
Interest expense	216	190	166	166	139	127	120	114	124	110
Net Interest income	918	841	758	732	649	637	579	548	463	428
Other income	174	112	129	122	101	148	73	121	71	59
Other expense	689	527	502	496	516	526	444	427	380	355
Net operating income	403	426	385	358	234	259	208	242	154	132
Provision for loan losses	28	196	0	8	20	101	19	34	25	46
Income tax expense (benefit)	154	100	166	152	114	69	44	21	13	0
Net income (loss)	221	130	219	198	100	89	145	187	116	86

	Year-To-Date Ended			Year-To-Date Ended				Year-To-Date Ended		
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Interest income	2,165	1,031	3,374	2,450	1,552	764	2,486	1,787	1,125	538
Interest expense	406	190	598	432	266	127	468	348	234	110
Net Interest income	1,759	841	2,776	2,018	1,286	637	2,018	1,439	891	428
Other income	286	112	500	371	249	148	324	251	130	59
Other expense	1,216	527	2,040	1,538	1,042	526	1,606	1,162	735	355
Net operating income	829	426	1,236	851	493	259	736	528	286	132
Provision for loan losses	224	196	129	129	121	101	124	105	71	46
Income tax expense (benefit)	254	100	501	335	183	69	78	34	13	0
Net income (loss)	351	130	606	387	189	89	534	389	202	86

Return on Assets and Equity

Following are performance ratios of Canyon Bancorporation for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004, 2003 and 2002:

	Six Months Ended June 30		Year ended December 31		
	2005	2004	2004	2003	2002
Return on average assets	.96%	.67%	.98%	1.19%	.58%
Return on average equity	10.16%	6.07%	9.46%	9.10%	3.30%
Dividend payout ratio	N/A	N/A	N/A	N/A	N/A
Average equity to average assets	9.47%	10.98%	10.39%	13.08%	17.52%

Employees

Canyon Community Bank had a total of 27 full-time employees and 5 part-time employees at June 30, 2005. There are no separate full-time employees of Canyon Bancorporation.

Property

Canyon Community Bank conducts its operations from three branch locations, all of which are owned by Canyon Community Bank without indebtedness.

- 5,785 square feet located at 7981 N. Oracle Road, Tucson AZ 85704
- 9,000 square feet (approx. 6,700 sq. ft. of rental space) located at 6811 N. Thornydale Road, Tucson AZ 85742
- 3,351square feet (approx. 1,351 sq. ft. of rental space) located at 15883 N. Thornydale Road, Catalina AZ 85739.

Each of the above locations is a full service branch, equipped with an ATM, two lane drive up and safe deposit boxes.

Although we expect to open additional branches in the future as opportunities present themselves, we feel the above mentioned locations are adequate for current and future needs.

Market for Common Equity and Related Stockholder Matters

No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. Our shares are traded by individuals on a personal basis and are not listed on any exchange or traded on the over-the-counter market. As of June 30, 2005, there were 314,430 shares of common stock outstanding. Due to the limited information available, the following price information may not accurately reflect the actual market value of our shares. The following data includes trades between individual investors. It does not include new issues of stock or the exercise of stock options, and does not include transfers as to which we have no information as to the purchase or sale price. For periods before May 1, 2004, data is provided for Canyon Community Bank rather than for us.

Period	# of Shares Traded	Price Range
2002	6,475	$22.00 - $26.00
2003	4,500	$26.00 - $30.00
2004	1,000	$30.00 - $30.00
2005 (through June 2005)	8,765	$33.50 - $33.50

To the best of our knowledge, the most recent transaction in our shares was August 1, 2005 in a transaction involving 2,500 shares at a price of $36.00 per share.

At June 30, 2005, stock options for 53,114 shares were outstanding. See "MANAGEMENT – Stock Option Plans."

Number of Equity Holders

As of June 30, 2005, there were approximately 212 holders of record of our shares.

Reports to Shareholders

We deliver to each shareholder of record annual consolidated audited financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary, Canyon Community Bank. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of Canyon Bancorporation and Canyon Community Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Canyon Community Bank and its ability to pay dividends to us. Canyon Community Bank's ability to pay dividends is governed by various statutes. See "SUPERVISION AND REGULATION – Dividends."

Canyon Community Bank

Canyon Community Bank primarily serves individuals and small to medium-sized businesses located in its primary market area, the Tucson, Arizona metropolitan area and its environs. Canyon Community Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transactional accounts and time certificates are tailored to Canyon Community Bank's market area at rates competitive in such area. Canyon Community Bank's deposits are attracted primarily from individuals, merchants, small to medium-sized businesses and professionals.

The principal sources of Canyon Community Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges (v) yield spread premiums from brokering of 30 conventional home mortgages (vi) residual income from merchant services. Canyon Community Bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, including operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, home improvement and rehabilitation loans. Canyon Community Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, and automatic draft for various accounts.

Market Area and Competition

Canyon Community Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area, which is the city of Tucson and its environs. There are three state chartered local "community banks" which are located in Canyon Community Bank's primary service area and directly target the same loan and deposit markets of Canyon Community Bank. These banks range in size from approximately $170 million to under $90 million. Additionally, there are approximately nine larger regional and national banks with offices located within Canyon Community Bank's primary service area and which also provide competition to Canyon Community Bank.

Canyon Community Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Canyon Community Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Canyon Community Bank, and some or which have financial resources greater than those of Canyon Community Bank. The future success of Canyon Community Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). Canyon Community Bank competes for funds with other institutions, which, in most cases, are significantly larger and thus may obtain deposits at lower rates of interest.

Products and Services

In conjunction with the growth of its asset base, Canyon Community Bank has introduced new products and services to position itself to compete in its highly competitive market. Canyon Community Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Canyon Community Bank has developed a mix of products and services tailored to its market. Additionally, Canyon Community Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans. Canyon Community Bank operates a full service home mortgage-lending department.

Other products and services include electronic funds transfers, electronic tax payment, safe deposit boxes, and merchant service sales. Canyon Community Bank also provides internet banking and bill payment services.

Lending Activities

The two main areas in which Canyon Community Bank has directed its lendable funds are construction and commercial real estate loans. At June 30, 2005, these categories accounted for approximately 26% and 36%, respectively, of Canyon Community Bank's total loan portfolio. Canyon Community Bank's major source of income is interest and fees charged on loans.

At June 30, 2005, Canyon Community Bank had a concentration of loans secured by real estate representing approximately 75% of the loan portfolio. Of the loans secured by real estate, approximately 48% are commercial real estate, 34% are construction loans and development, and 18% residential real estate. These loans are concentrated 100% in the Tucson, Arizona area. Due to the diversity of the borrowers and product types, Canyon Community Bank does not believe this loan concentration represents a significant risk, although a downturn in the Tucson, Arizona area real estate market could have an adverse effect on Canyon Community Bank and its operations.

Canyon Community Bank on occasion sells "participations" in loans. A "participation" means that Canyon Community Bank sells a portion of a loan that it has made, to one or more other banks. This sale is on a non-recourse basis, thus limiting Canyon Community Bank's exposure on the loan to the amount that it retains (does not sell through a participation). In addition to limiting exposure, selling participations in loans can be used when necessary to stay within lending limits. Loan participations are customary in the banking industry, and the terms of the agreements between Canyon Community Bank and the banks to which it sells loan participations contain customary terms and conditions.

In the normal course of business there are various commitments outstanding and commitments to extend credit, which are not reflected, in the financial statements. A "commitment" is an agreement by Canyon Community Bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Canyon Community Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, Canyon Community Bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of Canyon Community Bank. See "Loan Policy" below.

Canyon Community Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Loan Policy

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Lending activities are conducted under a written loan policy that has been adopted by Canyon Community Bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans over $500,000 are approved by the Canyon Community Bank Directors' Loan Committee.

Loan commitments are underwritten within Canyon Community Bank's established guidelines for each loan category and carry no unusual risk.

At June 30, 2005, Canyon Community Bank had loan commitments to loan monies totaling approximately $9.0 million. Of this amount, approximately $6.4 million (71%) is secured by real estate. Commercial and other loan commitments total approximately $2.6 million (29%) of total commitments.

Loan Portfolio: Loans Receivable

Total net loans of $54.3 million at June 30, 2005 reflected an increase of $8.2 million or 17.79%, compared to total loans for the year ended December 31, 2004.

The following table sets forth the composition of Canyon Community Bank's loan portfolio at June 30, 2005, and December 31, 2004, 2003, 2002 and 2001.

	June 30, 2005[1]		December 31, 2004[1]		December 31, 2003[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
			(dollars in thousands)			
Gross Loans:						
Commercial	$12,534	22.69%	$11,126	23.76%	$ 9,794	29.57%
Real Estate:						
Construction	14,110	25.54%	9,264	19.78%	7,491	22.62%
Commercial	20,006	36.21%	19,149	40.89%	11,938	36.05%
Residential	7,232	13.09%	6,390	13.64%	2,851	8.61%
Consumer	1,364	2.47%	903	1.93%	1,043	3.15%
Total	$55,246	100.00%	$46,832	100.00%	$33,117	100.00%

	December 31, 2002[1]		December 31, 2001[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
		(dollars in thousands)		
Gross Loans:				
Commercial	$ 3,899	19.71%	$ 5,039	37.56%
Real Estate:				
Construction	6,662	33.68%	4,117	30.69%
Commercial	7,242	36.61%	1,926	14.36%
Residential	1,359	6.87%	1,416	10.56%
Consumer	617	3.13%	917	6.83%
Total	$19,779	100.00%	$13,415	100.00%

(1) Loans in the above table are categorized by the type of collateral.

Total loans secured by real estate at June 30, 2005 are composed of loans secured by 1-4 family residential (13.09%), commercial real estate (36.21%), and construction and land development (25.54%). All real estate loans are underwritten within Canyon Community Bank's established lending guidelines.

The following table sets forth the maturities and interest sensitivities of Canyon Community Bank's loan portfolio at June 30, 2005 (dollars in thousands):

	Due in One Year or Less[1]	Due after One through Five Years[1]		Due after Five Years[1]		
	Amount	Fixed	Variable	Fixed	Variable	Total
Gross Loans:						
Commercial	$ 4,365	$ 1,930	$ 2,057	$ 2,334	$ 300	$ 10,986
Real Estate:						
Construction	9,694	---	2,181	487	285	12,647
Commercial	3,993	3,395	769	16,490	1,694	26,341
Residential	1	111	2,558	849	---	3,519

	Due in One Year or Less[1]	Due after One through Five Years[1]		Due after Five Years[1]		Total
	Amount	Fixed	Variable	Fixed	Variable	Total
Consumer	621	951	52	129	---	1,753
Total	$18,674	$ 6,387	$ 7,617	$20,289	$ 2,279	$ 55,246

(1) Loans in the above table are categorized by the manner in which the proceeds are utilized by borrowers.

Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; one to five years: and over five years. At June 30, 2005, Canyon Community Bank had total loans of $18.7 million maturing in less than one year. Of this amount, $16.1 million or 86% are considered variable rate, indexed to the prime-lending rate.

Canyon Community Bank's real estate loan portfolio is secured by office buildings; land for development, single-family homes and other real property located primarily in the Tucson, Arizona area. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Canyon Community Bank's loan policy provides for a loan to value ratio of 80%. However, on occasion we may authorize an increase in this requirement to 100% in certain circumstances.

Canyon Community Bank had one loan with a balance of $482 thousand at December 31, 2004 and one loan with a balance of $25 thousand at December 31, 2003 that were classified as impaired as defined by SFAS 114.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

Canyon Community Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. Canyon Community Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models.

At June 30, 2005, Canyon Community Bank had a negative cumulative repricing gap within one year of approximately $10.7 million, or approximately 32% of total earning assets. This negative repricing gap indicates that our future earnings may be adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve-month period after such a rise in rates.

The following table represents interest sensitivity profiles for Canyon Community Bank as of June 30, 2005. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

	Within One Year		One Year to Five Years		Over Five Years			
	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
			(dollars in thousands)					
Rate Sensitive Assets:								
Loan Portfolio (Gross)	$ 28,372	85.61%	$ 6,409	46.10%	$ 20,465	100.00%	$ 55,246	81.88%
Investment Portfolio	4,657	14.05%	7,492	53.90%	---	0.00%	12,149	17.95%
FF Sold and Int. bearing deps.	113	.34%	---	.00%	----	0.00%	113	.17%
Total	$ 33,142	100.00%	$ 13,901	100.00%	$ 20,465	100.00%	$ 67,688	100.00%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$ 38,454	87.68%	$ ---	0.00%	$ ---	0.00%	$ 38,454	84.34%
Time deposits	5,405	12.32%	1,734	100.00%	---	0.00%	7,139	15.66%
Total	$ 43,859	100.00%	$ 1,734	100.00%	$ ---	0.00%	$ 45,593	100.00%
Interest sensitive gap	$ (10,717)	32.00%	$ 12,167	88.00%	$ 20,465	100.00%	$ 22,095	32.37%
Cumulative gap	$ (10,717)	32.00%	$ 1,446	10.40%	$ 21,911	107.07%		

Assets

At June 30, 2005, total assets were $76.3 million, an increase of $8.8 million from December 31, 2004. This growth has primarily occurred in loans and investments. Total average assets for the year 2004 were $61.7 million.

Canyon Community Bank's management considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Canyon Community Bank's interest earning assets by category at June 30, 2005, and at December 31, 2004, 2003, 2002 and 2001.

Earning Assets
(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 54,269	81.57%	$ 46,077	76.65%	$ 32,633	66.85%
Investment Portfolio	12,149	18.26%	14,025	23.33%	15,102	30.93%
FF Sold and Int. Bearing Deps.	113	.17%	10	.02%	1,084	2.22%
Total	$ 66,531	100.00%	$ 60,112	100.00%	$ 48,819	100.00%

	December 31, 2002		December 31, 2001	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 19,509	56.94%	$ 13,281	53.97%
Investment Portfolio	13,239	38.63%	8,330	33.85%
FF Sold and Int. Bearing Deps.	1,517	4.43%	2,999	12.18%
Total	$ 34,265	100.00%	$ 24,610	100.00%

At June 30, 2005 and at December 31, 2004 and 2003, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 84.05%, 81.67% and 83.79%, respectively, of the investment portfolio.

The following tables present the maturity distribution of the amortized cost and estimated market value of Canyon Community Bank's debt securities at June 30, 2005, December 31, 2004 and 2003. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	June 30, 2005	December 31, 2004	December 31, 2003
		(in thousands)	
U.S. government and agency securities	$ 7,443	$ 7,922	$ 7,481
Mortgage-backed securities	3,070	4,438	5,308
Other debt securities	1,636	1,665	2,312
Total	$ 12,149	$ 14,025	$ 15,101

	June 30, 2005							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	2,979	2.17%	$4,464	3.77%	---	---	---	---
Mortgage-backed securities	41	---	2,027	3.93%	43	2.35%	959	3.26%
Other debt securities	1,636	2.48%	---	---	---	---	---	---
Total	4,656	2.28%	6,491	3.82%	43	2.35%	959	3.26%

	December 31, 2004							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	$1,498	1.99%	$6,424	3.18%	---	---	---	---
Mortgage-backed securities	---	---	944	3.36%	681	3.02%	2,813	3.71%
Other debt securities	431	2.10%	1,234	2.87%	---	---	---	---
Total	1,929	2.02%	8,602	3.16%	681	3.02%	2,813	3.71%

Investment Policy

The objective of Canyon Community Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Canyon Community Bank, yet still maintain sufficient liquidity to meet fluctuations in Canyon Community Bank's loan demand and deposit structure. In doing so, Canyon Community Bank balances the market and credit risks against the potential investment return, makes investments compatible with, compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to Canyon Community Bank's investment policy and monthly review by Canyon Community Bank's board of directors.

Canyon Community Bank's investment securities portfolio of $12.1 million at June 30, 2005 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $3,322 and unrealized losses were $101,298. Canyon Community Bank's investment securities portfolio of $14.0 million at December 31, 2004 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $7 thousand and unrealized losses were $126 thousand.

At June 30, 2005 Canyon Community Bank had $3,070 mortgage-backed securities in the available for sale category. Mortgage-backed securities have uncertain cash flows that are driven by interest rate movements and expose Canyon Community Bank to greater market risk than traditional medium-term notes. Canyon Community Bank's investments of this type are primarily government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Portfolio

As described above, Canyon Community Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Canyon Community Bank's board of directors. Canyon Community Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, Canyon Community Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity includes debt securities that Canyon Community Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2004 Canyon Community Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At December 31, 2004, Canyon Community Bank held no securities as Trading Securities.

Available for Sale securities include those, which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth weighted average yields earned by Canyon Community Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Six Months ended June 30[1]					
	2005			2004		
	Avg. Bal.	Int. Inc/Exp	Avg. Rate	Avg. Bal.	Int. Inc/Exp	Avg. Rate
Assets						
Earning assets:						
Loans	$ 51,637	$ 1,970	7.64%	$ 37,870	1,364	7.20%
Federal funds sold	255	4	2.84%			
Interest bearing deposits	152	2	2.47%	720	6	1.77%
Investment securities	13,226	189	2.84%	13,734	183	2.66%
Total earning assets and interest income	$ 65,270	$ 2,165	6.63%	$ 52,324	$ 1,553	5.94%
Non-interest earning assets:						
Cash and due from banks	$ 2,988			$ 2,370		
Premises and equipment	5,014			2,437		
Other assets	346			315		
Allowance for credit losses	(628)			(439)		
Total assets	$ 72,990			$ 57,007		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand deposits	$ 16,256	$ 87	1.07%	$ 13,508	$ 66	.97%
Savings deposits	22,053	183	1.66%	18,666	141	1.52%
Time deposits $100,000 or more	2,812	32	2.29%	1,434	13	1.73%
Other time deposits	3,268	37	2.27%	2,092	19	1.85%
Short-term borrowings	5,730	67	2.32%	4,055	27	1.34%
Total interest bearing liabilities	$ 50,119	$ 406	1.62%	$ 39,755	$ 266	1.34%
Noninterest-bearing liabilities:						
Demand deposits	$ 15,486			$ 10,822		
Other liabilities	471			168		
Shareholders' equity	6,914			6,262		
Total liabilities and shareholders' equity	$ 72,990			$ 57,007		
Net interest income		$ 1,759	5.39%		$ 1,287	4.92%

(1) Annualized

	Twelve Months ended December 31								
	2004			2003[1][2]			2002		
	Ave. Bal.	Int Inc/Exp	Avg. Rate	Ave. Bal.	Int Inc/Exp	Avg. Rate	Ave. Bal.	Int Inc/Exp	Avg. Rate
Assets									
Earning assets:									
Loans	$ 40,637	$ 2,970	7.31%	$ 26,700	$ 2070	7.75%	$ 16,225	$ 1,395	8.60%
Federal funds sold	464	7	1.54%	656	7	1.08%	1,172	20	1.66%
Interest bearing deposits	662	11	1.62%	2,309	45	1.96%	1,042	22	2.12%
Investment securities	14,001	386	2.75%	12,871	353	2.75%	11,290	393	3.48%
Total earning assets and interest income	$ 55,764	$ 3,374	6.05%	$ 42,536	$ 2,475	5.82%	$ 29,729	$ 1,830	6.15%
Non-interest earning assets:									
Cash and due from banks	$ 2,617			$ 1,960			$ 1,221		
Premises and equipment	3,431			383			398		
Other assets	326			234			311		
Allowance for credit losses	(473)			(320)			(182)		
Total assets	$ 61,665			$ 44,793			$ 31,477		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 14,315	$ 137	.96%	$ 10,731	$ 119	1.10%	$ 6,863	$ 93	1.36%
Savings deposits	21,542	334	1.55%	14,060	232	1.65%	9,078	175	1.93%
Time deposits $100,000 or more	1,598	28	1.74%	2,164	46	2.14%	1,716	50	2.92%
Other time deposits	2,288	41	1.80%	1,696	35	2.10%	1,234	32	2.56%
Short-term borrowings	3,740	58	1.56%	2,003	36	1.81%	1,699	37	2.15%
Total interest bearing liabilities	$ 43,483	$ 598	1.37%	$ 30,654	$ 468	1.53%	$ 20,590	$ 387	1.88%
Noninterest-bearing liabilities:									
Demand deposits	$ 11,481			$ 8,168			$ 5,294		
Other liabilities	294			111			79		
Shareholders' equity	6,407			5,860			5,514		
Total liabilities and shareholders' equity	$ 61,665			$ 44,793			$ 31,477		
Net interest income		$ 2,776	4.98%		$ 2,007	4.72%		$ 1,443	4.85%

(1) For purposes of this schedule, nonaccrual loans are included in the average balances.

(2) For purposes of this schedule, amortized loan fees are included as a part of interest income.

Changes in interest income and expense and the amounts attributable to rate and volume changes for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

Net Interest Income and Net Interest Margin

The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities.

	June 30, 2005 (1) Increase(Decrease) Due to Changes in (in thousands)			December 31, 2004 Increase(Decrease) Due to Changes in (in thousands)			December 31, 2003 Increase(Decrease) Due to Changes in (in thousands)		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
Investments	$ (19,513)	$ 9,268	$ (10,245)	$ 32,946	$ (701)	$ 32,245	$ 43,512	$ (83,212)	$ (39,700)
Int. Bearing Deposits	(12,600)	5,659	(6,940)	(26,608)	(7,969)	(34,577)	24,836	(1,687)	23,149
Federal funds sold	(5,919)	6,033	114	(2,960)	2,982	22	(5,573)	(6,737)	(12,310)
Loans	840,046	132,640	972,686	1,018,749	(117,932)	900,817	811,985	(137,218)	674,767
Total interest income	802,015	153,599	955,614	1,022,128	(123,621)	898,507	874,759	(228,854)	645,905
Interest expense:									
Interest Bearing Demand	2,203	6,376	8,580	2,471	(26)	2,445	2,676	(684)	1,993
Savings and Money market	12,103	50,141	62,244	159,969	(42,271)	117,699	121,479	(41,583)	79,897
Cd's<100k	22,280	10,815	33,095	10,633	(5,064)	5,569	9,697	(5,686)	4,011
Cd's>100k	27,767	8,808	36,575	(9,831)	(8,622)	(18,453)	9,574	(13,539)	(3,965)
Repo's	46,109	28,365	74,474	27,079	(5,022)	22,057	5,499	(5,790)	(291)
Total interest expense	110,462	104,505	214,967	190,321	(61,004)	129,317	148,925	(67,281)	81,644
Net increase(decrease)	$ 691,558	$ 49,094	$ 740,647	$ 831,807	$ (62,617)	$ 769,191	$ 725,834	$ (161,573)	$ 564,261

(1) Annualized

Deposits

Canyon Community Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Canyon Community Bank's deposit structure at June 30, 2005 and December 31, 2004, 2003, 2002 and 2001:

(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003	
	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 16,158	26.17%	$ 14,251	26.73%	$ 9,000	21.68%
Interest-bearing demand	6,278	10.17%	6,731	12.62%	4,423	10.65%
Money market	21,290	34.48%	18,262	34.25%	16,006	38.55%
Savings	10,886	17.63%	10,653	19.98%	7,959	19.17%
Certificates of deposit less than $100,000	3,719	6.02%	2,144	4.02%	1,916	4.61%
Certificates of deposit $100,000 or more	3,420	5.53%	1,276	2.40%	2,217	5.34%
Total deposits	$ 61,751	100.00%	$ 53,317	100.00%	$ 41,521	100.00%

	December 31, 2002		December 31, 2001	
	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 5,397	18.57%	$ 4,229	21.64%
Interest-bearing demand	3,028	10.42%	1,721	8.80%
Money market	10,195	35.09%	7,723	39.51%
Savings	6,932	23.85%	3,102	15.87%
Certificates of deposit less than $100,000	1,527	5.25%	1,158	5.92%
Certificates of deposit $100,000 or more	1,982	6.82%	1,614	8.26%
Total deposits	$ 29,061	100.00%	$ 19,547	100.00%

At June 30, 2005, December 31, 2004, 2003, 2002 and 2001, certificates of deposit of $100,000 or more aggregated approximately $3.7 million, $1.3 million, $2.2 million, $2.0 million, and $1.6 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Maturity in:					
Three months or less	$ 535	$ 252	$ 203	$ 245	$ 404
Over three months through 6 months	750	510	1,348	1,224	113
6 – 12 months	782	325	523	413	863
Over twelve months	1,633	183	143	100	233
Total	$ 3,700	$ 1,270	$ 2,217	$ 1,982	$ 1,613

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Canyon Community Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, Canyon Community Bank has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as Canyon Community Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Canyon Community Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for credit loss is maintained at a level that management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred; the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Canyon Community Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

The following table presents data related to Canyon Community Bank's allowance for credit losses for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003, 2002 and 2001.

Summary of Credit Loss Experience and Related Information

(in thousands)

	Six months ended June 30	Year ended December 31			
	2005	2004	2003	2002	2001
Balance at beginning of period	$ 526	$ 374	$ 250	$ 134	$ 19
Charge-offs:					
Commercial	---	---	---	23	---
Real estate construction	17	---	---	---	---
Real estate mortgage	---	---	---	---	---
Total charge-offs	$ 17	$ ---	$ ---	$ 23	$ ---
Recoveries:					
Commercial	---	23	---	---	---
Real estate construction	---	---	---	---	---
Real estate mortgage	---	---	---	---	---
Consumer	---	---	---	---	---
Total recoveries	$ ---	$ ---	$ ---	$ ---	$ ---
Net charge-offs	$ 17	$ ---	$ ---	$ 23	$ ---
Provision charged to operations	$ 224	$ 129	$ 124	$ 139	$ 115
Balance at end of period	$ 733	$ 526	$ 374	$ 250	$ 134
Loans outstanding:					
End of period (Gross)	$ 55,246	$46,833	$33,117	$19,779	$13,415
Average during the period	$ 51,637	$40,637	$26,700	$16,225	$ 7,872
Ratio of allowance for credit losses at end of period to:					
Loans outstanding at end of period	1.33%	1.12%	1.13%	1.27%	1.00%
Average loans outstanding during the period	1.42%	1.29%	1.40%	1.54%	1.70%
Ratio of net charge offs during the period to average loans outstanding during the period	0.03%	0.00%	0.00%	0.14%	0.00%

Loan Loss Reserves Allocation
(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003	
	Allocation	Percentage[1]	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 263	19.89%	$ 184	20.63%	$ 199	15.31%
Real estate	291	54.05%	135	56.80%	84	57.44%
Construction	156	22.89%	191	18.79%	75	23.27%
Consumer	23	3.17%	16	3.78%	16	3.98%
	$ 733	100.00%	$ 526	100.00%	$ 374	100.00%

	December 31, 2002		December 31, 2001	
	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 69	13.87%	$ 41	23.59%
Real estate	85	48.49%	46	36.97%
Construction	89	33.98%	39	32.16%
Consumer	7	3.66%	8	7.28%
	$ 250	100.00%	$ 134	100.00%

[1]Percentage of loans in each category to total loans.

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of Canyon Community Bank on the dates indicated:

Risk Elements - Nonaccrual, Past Due and Restructured Loans
(in thousands)

At June 30, 2005 and December 31, 2004

	June 30, 2005	December 31, 2004
Loans accounted for on a nonaccrual basis	$482	$482
Accruing loans which are contractually past due 90 days or more	89	---
Restructured loans	---	---
Total	$571	$482

At December 31, 2004 and 2003

(in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/04	12/31/03	12/31/04	12/31/03	12/31/04	12/31/03	12/31/04	12/31/03
Commercial	$ --	--	$ --	$ 24	--	--	$ --	$ --
Real estate	--	--	482	--	--	--	--	--
Consumer	--	--	--	--	--	--	--	--
Total	$ --	--	$ 482	$ 24	--	--	$	$

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Canyon Community Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of Canyon Community Bank are monetary in nature. As a result, interest rates have a more significant impact on Canyon Community Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. Canyon Community Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. Canyon Community Bank's primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. Canyon Community Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of income cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Home Loan Bank. Canyon Community Bank also maintains credit lines with its correspondent banking relationships.

In order to ensure adequate funds are available at all times, Canyon Community Bank has policies and procedures in place to monitor liquidity levels on a regular basis. Canyon Community Bank is not subject to any specific liquidity requirements imposed by regulatory orders. Canyon Community Bank is subject to general FDIC safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes to financial condition and results of operations for Canyon Bancorporation and Canyon Community Bank for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003.

Results of Operations

For the Six Months Ended June 30, 2005 and 2004

Canyon Bancorporation had net income of $351 thousand or $1.12 per adjusted common share outstanding for the first six months of 2005 compared to a net income for the first six months of 2004 of $190 thousand or $.61 per adjusted common share outstanding. Our returns on average assets and average common equity for the first six months of 2005 were .96% and 10.16%, compared to .67% and 6.07%, respectively, for the first six months of 2004.

Interest income on loans for the six months ended June 30, 2005 totaled $2.0 million versus $1.4 million for the same period of 2004. This represents an increase of $608 thousand or 43%. Higher loan volume accounted for most of this increase. Net loans at June 30, 2005 were $54.3 million versus $40.5 million at June 30, 2004. This represents an increase of $13.8 million or 34%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for the six months ended June 30, 2005 was $193 thousand compared to $189 thousand for the same period in 2004. This represents a increase of $4 thousand or 2%. This increase was due primarily to lower balances in investment securities offset by increasing yields. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at June 30, 2005 totaled $12.3 million versus $13.1 million at June 30, 2004. This represents a decrease of $800 thousand or 6%.

Interest expense on deposits for the first six months of the year 2005 totaled $340 thousand compared to $239 thousand for the same period in 2004. This represents an increase of $101 thousand or 42%. Total deposits at June 30, 2005 were $61.8 million compared to $51.1 million at June 30, 2004. This represents an increase of $10.7 million or 21%.

Net interest income for the six months ended June 30, 2005 increased $472 thousand to $1.8 million versus $1.3 million for the first six months of 2004. The increase is attributable to loan growth. Loans grew 34% from June 30, 2004 total of $41.1 million, to a total of $55.2 million as of June 30, 2005.

Net interest margin was 5.39% for the first six months of 2005 compared to 4.93% for the same period in 2004. The yield on the overall investment portfolio was 2.59% for the first six months of 2005 compared to 2.62% for the same period in 2004.

Provision for loan losses for the six months ended June 30, 2005 was $224 thousand versus $121 thousand for the same period in 2004. The increase in provision is primarily related to loan growth and periodic review and adjustment to loss factors based on analysis of current market conditions, peer bank ratios and other factors.

Other income increased $46 thousand for the first six months of 2005 to $294 thousand from $248 for the same period in 2004. This represents an increase of 19% and is attributable to increased volume in service charges.

Salaries and employee benefits totaled $648 thousand for the first six months of 2005 versus $554 thousand for the same period in 2004. This increase of $94 thousand or 17% from prior period was due to new hires for opening of a new branch in the second quarter and salary adjustments for various personnel.

Equipment rentals, depreciation and maintenance expenses increased $70 thousand or 132% from $53 for June year-to-date 2004 to $123 for June year-to-date 2005. The increase in expense can be attributed to the opening of two branches and significant additions to computers and software in the form of item processing equipment

Occupancy expenses totaled $89 thousand for the six months of 2005 compared to $72 thousand for the same period in 2004. This represents an increase of $17 thousand or 24% and can be attributed to the opening of two branches offset by decrease lease payments due to purchasing all branch facilities.

Data processing expenses decreased $5 thousand or 11% from $46 for June year-to-date 2004 to $41 for June year-to-date 2005. This variance was due item processing being processed in-house versus outsourced.

Legal, professional, consulting and administrative expenses totaled $59 for the first six months of 2005 compared to $95 for the same period in 2004. This represents a decrease of $36 thousand or 38% and is attributable to the onetime costs of forming Canyon Bancorporation incurred in 2004.

The accounting fees associated with independent external auditing also increased by $17 thousand due to increases in Canyon Bancorporation's total assets.

Advertising, public relations, and business development expenses for June 2005 year-to-date were $19 thousand versus $18 thousand for June 2004 year-to-date.

Other operating expenses for the first six months of 2005 were $226 thousand compared to $201 thousand for the first six months of 2004. Total non-interest operating expenses for the first six months of 2005 increased $183 thousand or 18% to $1.2 million, compared to $1.0 million for the first six months of 2004. Total non-interest operating expenses as a percentage of average assets was 1.64% and 1.75% for 2005 and 2004 respectively.

For the Years ended December 31, 2004 and 2003

Canyon Bancorporation's net income for the year 2004 was $606 thousand or $1.95 per adjusted common share outstanding, compared to a net income for 2003 of $534 or $1.74 per adjusted common share outstanding. Our returns on average assets and average common equity for 2004 were .98% and 9.46%, compared to 1.19% and 9.10%, respectively, for 2003.

Interest income on loans for the year 2004 totaled $2,970 million versus $2,070 million for the year 2003. This represents an increase of $900 million or 44%. Higher loan volume accounted for most of this increase. Net loans at December 31, 2004 were $46.1 million versus $32.6 million at December 31, 2003. This represents an increase of $13.5 million or 41%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for 2004 was $404 thousand compared to $406 thousand for 2003. This represents a decrease of $2 thousand or .5%. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at December 31, 2004 totaled $14.6 million versus $16.5 million at December 31, 2003. This represents a decrease of $1.9 million or 12%.

Interest expense on deposits for 2004 totaled $539 thousand compared to $432 thousand for the same period in 2003. This represents an increase of $107 thousand or 25%. Higher balances in the various deposit products accounted for most this increase in the interest expense. Total deposits at December 31, 2004 were $53.3 million compared to $41.5 million at December 31, 2003. This represents an increase of $11.8 million or 28%.

Net interest income for the year 2004 increased $769 thousand to $2.8 million from $2.0 million for the year 2003. The increase is attributable to loan growth. Loans grew 41% from December 31, 2003 total of $33.1 million, to a total of $46.8 million as of December 31, 2004.

Net interest margin was 4.98% for 2004 compared to 4.72% for the same period in 2003.

Provision for loan losses for 2004 was $129 thousand versus $124 thousand for 2003. This represents an increase of $5 thousand or 4%.

Other income increased $165 thousand for 2004 to $500 thousand from $335 thousand for the same period in 2003. This represents an increase of 49% and is attributable to increased volume in service charges due to increased in number of deposit accounts and increased mortgage loan volume.

Salaries and employee benefits totaled $1,094 million for 2004 versus $767 thousand for 2003. This increase of $327 thousand or 43% from prior period was due to new hires to support the opening of one branch in the third quarter and overall growth of the company as well as salary adjustments for various personnel.

Equipment rentals, depreciation and maintenance expenses increased $23 thousand or 19% from $119 thousand for 2003 to $142 thousand for 2004. The majority of this increase is attributable to the opening of the Marana branch and additions to computers and software related to item processing.

Occupancy expenses totaled $159 for 2004 compared to $198 for the same period in 2003. This represents a decrease of $39 or 20% and can be attributed to the purchase of branch locations versus leasing.

Data processing expenses increased $2 thousand or 2% from $83 thousand for 2003 to $85 for 2004.

Legal, professional, and consulting expenses totaled $130 thousand for 2004 compared to $63 thousand for 2003. The increase of $67 thousand or 106% was due primarily to the onetime cost of forming Canyon Bancorporation in the year 2004.

Advertising, public relations, and business development expenses for 2004 were $66 thousand versus $52 thousand for 2003. This increase of $14 or 27% was due to increased business development activity in an effort to grow the company.

Other operating expenses for the year 2004 were $447 compared to $324 for the year 2003. This represents an increase of $123 or 38%.

Total non-interest operating expenses for the year 2004 of $2.0 million increased $392 thousand from the year 2003 of $1.6 million. As a percentage of average assets, non-interest expenses represented 3% for 2004 and 4% for 2003. The following table sets forth the composition of Canyon Bancorporation's non-interest expenses for the years ended December 31, 2004 and December 31, 2003.

Non Interest Expense
(dollars in thousands)

	2004	% Average Assets	2003	% Average Assets
Salaries & Benefits	1,094	1.77%	767	1.71%
Occupancy	159	.26	198	.44
FF&E Expense	142	.23	119	.27
Professional Fees	130	.21	63	.14
Office Supplies & Printing	37	.06	33	.07
Data Processing	85	.14	83	.19
Business Development	31	.05	21	.05
Outside Services	20	.03	20	.04
Other Operating Expenses	342	.56%	303	.67%
Total Operating Expenses	$2,040	3.31%	$1,607	3.58%

Income tax expense for the year 2004 was $501 thousand compared to $78 thousand for 2003. The effective tax rate for 2004 was 45% while the effective tax rate for 2003 was 13%. The low rate in 2003 was due to the reversal of the valuation allowance on deferred taxes.

Financial Position

For the Six months Ended June 30, 2005

Canyon Bancorporation's total assets grew 13% or $8.7 million during the first six months of 2005, to a total on June 30, 2005 of $76.3 million. The growth in assets is primarily attributable to deposit growth from business customers and our ability to lend out those funds.

Portfolio investments decreased by $1.9 million during the first six months of 2005 to $12.1 million from $14.0 million at December 31, 2004.

Net loans increased by $8.2 million or 18% from $46.1 million at December 31, 2004 to $54.3 million at June 30, 2005. This growth was primarily in commercial real estate, and commercial construction loans, which grew $6.2 million.

Deposits grew during the first six months of 2005 by $8.5 million or 16% to $61.8 million at June 30, 2005. The majority of this growth was in money market accounts and time deposits.

For the Years Ended December 31, 2004 and 2003

Canyon Bancorporation's total assets grew from $52.4 million at December 31, 2003 to $67.5 million at December 31, 2004. This represents an increase of 29% or $15 million.

The increase in total assets was primarily attributable to loan growth. Net loans grew from $32.6 million at December 31, 2003 to $46.1 million at December 31, 2004. This represents an increase of $13.5 million, or 41%. This loan growth was primarily in commercial and commercial real estate loans.

Cash and cash equivalents (which include federal funds sold) decreased from $2.6 million at December 31, 2003 to $1.6 million at December 31, 2004. This decrease of $1.0 million was used to invest in loans as discussed above.

Deposits increased from $41.5 million at December 31, 2003 to $53.3 million at December 31, 2004. This represents an increase of $11.8 million, or 28%. The deposit growth was primarily in non-interest and interest bearing demand accounts. These additional deposits were used to invest in loans as discussed above.

Capital Requirements

Canyon Bancorporation's equity capital was $7.2 million at June 30, 2005 compared to $6.8 million at December 31, 2004. This increase of $400 thousand primarily consists of net income. No dividends were paid during 2004 and Canyon Bancorporation does not anticipate that any dividends will be paid in the foreseeable future.

At June 30, 2005, Canyon Bancorporation's Tier I Capital to Average Assets was 9.54%, Tier I capital to Risk Weighted Assets was 10.91% and Total Capital was 12.03%. See "SUPERVISION AND REGULATION – Capital Adequacy" for a description of these terms. Canyon Bancorporation would be considered "well capitalized" within applicable Federal regulatory guidelines at June 30, 2005. See Note __ to Canyon Bancorporation's Consolidated Financial Statements contained in this offering circular for a table that shows the requirements for being "well capitalized" under such guidelines

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales if available for sale securities. Canyon Community Bank also has borrowing lines at correspondent banks in the aggregate amount of $12.7 million.

Canyon Bancorporation's and Canyon Community Bank's capital amounts are well above minimum capital adequacy (see Note __ to Canyon Bancorporation's Consolidated Financial Statements contained in this offering circular). Our short-term plans call for growth to continue, with such growth expected to be funded through increased deposits and borrowings, continued profits and future stock sales. However, due to uncertainty that the market, and the U.S. economy generally, have recently experienced, it is possible that our future growth will not increase at historic rates.

A total of $3.1 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 89% plus unused borrowing lines of $9.2 million, plus short-term investments of $2.0 million, we have significant liquidity to meet any need that could arise from these certificates not being renewed as anticipated.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased $207 thousand for the first six months of 2005. In the normal course of events, the reserve total is increased due to ongoing, monthly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix.

Accruing loans that are contractually past due 90 days or more were $89 thousand at June 30, 2005, compared to $0 at December 31, 2004. Of that total of $89 thousand, $20 thousand is secured by real estate sufficient to prevent a loan loss.

Non-performing loans as a percentage of net loans before the ALLL was 0.87% as of June 30, 2005, 1.03% as of December 31, 2004, and 0.05% as of December 31, 2003. The ALLL to non-performing loans, which is a measure of Canyon Community Bank's ability to cover problem assets with existing reserves, was 152.07% as of June 30, 2005.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of Canyon Bancorporation and Canyon Community Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
Dennis Cummings	58	2000	Director
Gary Gibson	63	2000	Director
Jodi Grassmeyer	47	2000	Director
Steven Halverson	58	2000	President and CEO, Director
Pam McNair-Wingate	63	2000	Director
Richard Underwood	58	2000	Director
Executive Officers			
Charles Luhtala	46	N/A	Chief Credit Officer
Wesley Veach	30	N/A	Chief Financial Officer

Our Bylaws provide that the number of directors must fall within a range between 5 and 25, the exact number to be fixed by resolution of the board of directors or by resolution of a majority of the shareholders at any annual or special meeting. The board of directors has set the size of the board at six persons.

Directors are elected for a term of one year and until their successors have been elected and qualified.

There are no family relationships among any of our directors and executive officers.

Directors

DENNIS CUMMINGS. Mr. Cummings is employed in a business development/marketing capacity. He was the owner and operator of two retail businesses located in Ellensburg and Moses Lake, Washington for the past twenty-five years. Mr. Cummings was a director of Kittitas Valley Bank, N.A. for six years, during the tenure of Mr. Steve Halverson, Canyon Bancorporation's President and Chief Executive Officer.

JODI GRASSMEYER Ms. Grassmeyer is a long-time consulting attorney and owner of Madeira Management Group, Inc. a Tucson law firm which specializes in regulatory compliance, employee benefits, and personnel matters. Ms. Grassmeyer is also a licensed Life/Disability Agent and Property/Casualty Agent as well as a former licensed real estate agent.

GARY GIBSON. Mr. Gibson has been the President and Chief Executive Officer of Russett Southwest Corp., an HVAC contracting firm based in Tucson since 1969. In his long tenure as a business leader in Tucson, Mr. Gibson has been active in a number of business organizations including SAMCA, SAHBA, Electric League of Arizona, and the American Indoor Air Quality Counsel.

STEVEN HALVERSON is a Director and the President and Chief Executive Officer of Canyon Bancorporation and Canyon Community Bank. Mr. Halverson has 25 years of diverse community banking experience, and he has been an organizing director and officer of two successful national banks. His banking career began at Cashmere Valley Bank, in Cashmere, Washington, where he served, among other things, as Chief Financial Officer. Mr. Halverson was an organizing director and Chief Financial Officer of North Cascades National Bank in Chelan, Washington. He subsequently became the Chief Operating Officer at First National Bank of Enumclaw (Washington), prior to its sale to Puget Sound Bancorp. In 1992, Mr. Halverson was an organizing director of Kittitas Valley Bank, N.A., a national bank in Ellensburg, Washington. He served as President, Chief Executive Officer and a director from the bank's inception until his retirement in December, 1999. Mr. Halverson has a Bachelor of Arts degree in Business Administration and Finance from Central Washington University, Ellensburg, WA.

PAM MCNAIR-WINGATE Ms. McNair-Wingate is the owner of Gadabout Inc., which operates five salon/day spas in Tucson, Arizona and the surrounding communities. Ms. McNair-Wingate is also a long-time resident of the Tucson area. Ms. McNair-Wingate is actively involved in the local business community, including her participation in several civic organizations.

RICHARD UNDERWOOD Mr. Underwood is a partner with his brother Robert in AAA Landscaping and Arrid Solutions Nursery, based in Tucson and Phoenix, Arizona, respectively. For many years his enterprises have supplied these areas with landscaping and design services. Mr. Underwood is a long-time resident of the Northwest.

Executive Officers

CHARLES LUHTALA banking experience spans 18 years, including 15 years in commercial lending. At First National Bank of Enumclaw, he worked with Mr. Steve Halverson, and served as the Senior Lending Officer for three years. Mr. Luhtala continued his employment with First National Bank of Enumclaw's successors through several merger transactions, culminating with Key Bank N.A., where he served as Vice President/Relationship Manager until his departure to join Canyon Community Bank. Mr. Luhtala holds a Bachelor of Science in Business Administration from Pacific Lutheran University in Tacoma, Washington and has completed banking courses at the West Coast Agricultural Credit School. He is also a graduate of Pacific Coast Banking School, a three year program at the University of Washington.

WESLEY VEACH is a licensed Certified Public Accountant and received his Bachelor of Science degree in accounting from Central Washington University in Ellensburg, Washington. Prior to his involvement with the Bank, Mr. Veach was employed as an audit supervisor with Knight Vale & Gregory PLLC, a regional accounting firm headquartered in Tacoma, Washington, specializing in community bank accounting, auditing, and consulting. At KVG, Mr. Veach worked with over 20 community banks, and his responsibilities included auditing, data processing review, loan review, and consulting. Prior to joining KVG and while working towards his accounting degree, Mr. Veach worked full-time at Kittitas Valley Bank, where Mr. Steve Halverson served as President and Chief Executive Officer.

Remuneration of Directors and Officers

Directors. Directors of Canyon Bancorporation and Canyon Community Bank do not currently receive any annual fees or fees for board meetings attended. Commencing January 1, 2006, Directors of Canyon Community Bank will receive a fee of $300 for each regular monthly board meeting attended. This amount will be paid annually, at the end of each calendar year, and will be paid $100 in cash for each regular board meeting attended and $200 in Canyon Bancorporation common stock (valued at the fair market value of such common stock at the last business day of such year). Directors receive no fees in connection with service as directors of Canyon Bancorporation, nor will they receive any fees subsequent to January 1, 2006. Additionally, directors are entitled to receive stock options under the Director Stock Option. See "Stock Option Plans" below.

Executive Officers. The following table sets forth compensation paid by Canyon Bancorporation (or Canyon Community Bank) to its three most highly paid executive officers during 2004.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
Steven Halverson	President and Chief Executive Officer of Canyon Bancorporation and Canyon Community Bank	$156,615
Charles Luhtala	Chief Credit Officer of Canyon Community Bank	$113,067
Wesley Veach	Chief Financial Officer of Canyon Bancorporation and Canyon Community Bank	$99,897
All Executive Officers as a group (3 persons)		$369,579

Change in Control Severance Agreements. Canyon Bancorporation and Canyon Community Bank have entered into Change in Control Severance Agreements ("Severance Agreements") dated as of September 15, 2005, with Steven Halverson, President and Chief Executive Officer; Charles Luhtala, Chief Credit Officer; and Wesley Veach, Chief Financial Officer. The Severance Agreements are not employment agreements, and the officers are at-will employees of Canyon Community Bank (or in the case of Mr. Halverson, of Canyon Bancorporation and Canyon Community Bank).

Under each officer's Severance Agreement, if a change in control of Canyon Bancorporation or Canyon Community Bank occurs while the officer is employed by Canyon Bancorporation of Canyon Community Bank and prior to the closing of such change in control, neither Canyon Bancorporation nor Canyon Community Bank has requested in writing that the officer remain employed, then concurrent with the closing the officer will receive a lump-sum change in control severance payment equal to a multiple of his or her highest reported annual income received from Canyon Community Bank over the preceding three years. In the case of Mr. Halverson, this payment will be three (3) times his highest reported annual income during such period; in the cases of Messrs. Luhtala and Veach, this payment will be two (2) times their respective highest reported annual income. If prior to the closing of a change in control, Canyon Bancorporation or Canyon Community Bank requests in writing that the officer remain employed, for a period not to exceed a specified length of time (90 days in the case of Messrs. Halverson and Veach, 180 days in the case of Mr. Luhtala), then the officer will continue his employment for such requested period. Upon completion of such employment, the officer will receive a lump-sum change in control payment, in the same amount described above.

If the officer is terminated without cause (as defined in the Severance Agreement) or the officer resigns with good reason (as defined in the Severance Agreement) and within 12 months thereafter Canyon Bancorporation or Canyon Community Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, the officer will receive the change in control severance payment described above, upon the closing of such change in control.

Stock Option Plans

Employee Stock Option Plan. Canyon Community Bank's board of directors adopted an Employee Stock Option Plan in September 2000 and the Employee Plan was approved by Canyon Community Bank's shareholders in April 2001. The Employee Plan was adopted by Canyon Bancorporation in connection with its formation as a holding company. The Employee Plan provides for the granting of stock options that are either Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NQ Options") for purposes of the Internal Revenue Code. The Employee Plan provides that the exercise price for options granted (whether ISOs or NQ Options) must be no less than the fair market value of Canyon Bancorporation's shares (or the net book value, if that figure is higher) on the date of the grant.

The Employee Plan is administered by our board of directors. The Employee Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Canyon Bancorporation's outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Employee Plan.

Stock options are granted under the Employee Plan upon the recommendation of the Directors' Compensation Committee after reviewing employee performance, performing peer group analysis, and discussions with our President and CEO regarding option grant levels necessary to attract and retain quality employees in a very competitive employment market. There are no predetermined payment amounts or schedules or formal performance criteria or formulas.

Stock options that have been granted to our executive officers under the Employee Plan are described under "--Stock Options" below.

Under the Employee Plan, options for a total of 45,787 shares may be granted to employees of Canyon Bancorporation and Canyon Community Bank. Options to purchase 39,682 shares were outstanding at June 30, 2005, of which 26,864 were vested as of such date.

Director Stock Option Plan. Canyon Community Bank's board of directors adopted a Director Stock Option Plan (the "Director Plan") in September 2000, and the Director Plan was approved by Canyon Community Bank's shareholders in April 2001. Like the Employee Plan, the Director Plan was adopted by Canyon Bancorporation when it became Canyon Bancorporation for Canyon Community Bank. The Director Plan provides for the granting of non-qualified stock options to directors of Canyon Bancorporation and Canyon Community Bank. The terms of the Director Plan are substantially similar to those of the Employee Plan, except that directors can only receive nonqualified stock options. The exercise price for options granted under the Director Plan must be no less than the fair market value of our shares (or the net book value, if that figure is higher) on the date of grant.

The Director Plan is administered by our board of directors. The Director Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of our outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Director Plan.

Under the Director Plan, options for a total of 21,367 shares may be granted to directors. Options for a total of 21,364 shares have been granted. Options to purchase 10,380 shares at $20 per share and 3,052 shares at $30 per share were outstanding at June 30, 2005.

Following the offering, and subject to approval by Canyon Bancorporation's shareholders at the 2006 annual shareholders meeting, Canyon Bancorporation intends to increase the number of shares for which options may be granted under the Employee Stock Option Plan and the Director Stock Option Plan, to a level that will at least maintain the current proportion of available options to outstanding shares, taking into account shares sold in this offering.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of June 30, 2005, the number and percentage of shares of Canyon Bancorporation's outstanding common stock beneficially owned by (i) each of the three highest paid executive officers of Canyon Bancorporation; (ii) each of our directors; (iii) each person known to us to own 5% or more of Canyon Bancorporation's outstanding stock; and (iv) all executive officers and directors as a group. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated. Shares that may be purchased within 60 days by exercise of stock options are deemed to be beneficially owned, and are included in the table as indicated.

Beneficial Owner	Amount	Percent of Class*
Steve Halverson	19,378(1)	5.92%
Chuck Luhtala	15,633(2)	4.82%
Wes Veach	7,410(3)	2.29%
Dennis Cummings	9,050(4)	2.83%
Gary Gibson	14,910(5)	4.71%
Richard Underwood	10,035(6)	3.17%

Beneficial Owner	Amount	Percent of Class*
Pam McNair-Wingate	8,440(7)	2.64%
Jodi Grassmeyer	9,364(8)	2.56%
All Directors and Executive Officers as a Group	94,220	28.94%
TOTAL		

* Percentage of shares beneficially owned by each individual is calculated as though all stock options allocable to such person that are exercisable within 60 days had been exercised, and such number of shares added also to total shares outstanding.

(1) Includes 10,378 stock options exercisable Canyon Bancorporation employee stock option plan.

(2) Includes 7,633 stock options exercisable Canyon Bancorporation employee stock option plan. Also includes 6,763 shares as custodian by RBC Dain Rauscher for IRA.

(3) Includes 6,409 stock options exercisable Canyon Bancorporation employee stock option plan. Also includes 500 shares as custodian by RBC Dain Rauscher for IRA.

(4) Includes 3,050 stock options exercisable Canyon Bancorporation Director stock option plan. Also includes 6,000 shares as custodian by First Trust Corporation for IRA.

(5) Includes 9,860 shares held in Gibson Living Trust. Also includes 5,000 shares as custodian HRBFA for Kathy Gibson IRA.

(6) Includes 997 shares as custodian by RBC Dain Rauscher for IRA. Also includes 665 shares as custodian by RBC Dain Rauscher for Esther Underwood IRA.

(7) Includes 2,440 stock options exercisable Canyon Bancorporation Director stock option plan.

(8) Includes 2,440 stock options exercisable Canyon Bancorporation Director stock option plan. Includes 775 shares held in J.L. Grassmeyer Trust. Also includes 4,800 held in Grassmeyer SAR SEP IRA. Also includes 500 shares owned by Ms. Grassmeyer's spouse and 700 shares held by him in an IRA.

Stock Options

The following information is provided with respect to options granted to the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and Officers."

	Stock Options Granted (Shares)	Exercise Price	Date of Exercise
Steven Halverson	15,262[(1)]	(1)	(1)
Charles Luhtala	10,684[(2)]	(2)	(2)
Wesley Veach	10,684[(3)]	(3)	(3)

(1) Vested as to 10,378 shares 9,768 at $20.00 per share and 610 shares at $30 per share, and exercisable as to 2,442 shares, at an exercise price of $20.00 per share, on October 1, 2005. Also includes options to acquire 2,442 shares at an exercise price of $30.00 per share, exercisable as to 610 shares on each of January 1, 2006, 2007, 2008, and as to 612 shares on December 31, 2009.

(2) Vested as to 7,633 shares 7,328 at $20.00 per share and 305 shares at $30 per share, and exercisable as to 1,830 shares, at an exercise price of $20.00 per share, on October 1, 2005. Also includes options to acquire 1,221 shares at an exercise price of $30.00 per share, exercisable as to 305 shares on each of January 1, 2006, 2007, 2008, and as to 306 shares on December 31, 2009.

(3) Vested as to 6,409 shares 4,884 at $20.00 per share, 1,220 at $26 per share and 305 at $30 per share, and exercisable as to 1,221 shares, at an exercise price of $20.00 per share, on October 1, 2005. Also includes options to acquire 3,052 shares at an exercise price of $26.00 per share, exercisable as to 610 shares on each of January 1, 2006,and 2007, and as to 612 shares on December 31, 2008. Also includes options to acquire 1,221 shares at an exercise price of $30.00 per share, exercisable as to 305 shares on each of January 1, 2006, 2007 and 2008, and as to 306 shares on December 31, 2009.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of Canyon Community Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Canyon Community Bank in the ordinary course of its business, and Canyon Community Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Canyon Community Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At December 31, 2004, and December 31, 2003, officers and directors of Canyon Community Bank, or companies in which they have 20% or more of beneficial interest, were indebted to Canyon Community Bank in the aggregate amount of $2.7 million and $2.8 million, respectively, in connection with the banking transactions referred to above. At June 30, 2005, loans to officers and directors totaled $2.0 million. This amount represents approximately 3.70% of Canyon Community Bank's outstanding gross loans as of such date ($55.2 million). All such loans are currently in good standing and are being paid in accordance with their terms.

SUPERVISION AND REGULATION

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or concern are assessed lower premiums than banks with lower levels of capital or a higher degree.

General

Canyon Bancorporation is extensively regulated under federal law, and to a lesser extent, by Arizona state law. These laws and regulations are primarily intended to protect Canyon Community Bank's depositors, not its shareholders. Changes in applicable laws or regulations may have a material effect on the business and prospects of Canyon Bancorporation. Some of the significant areas of bank regulation affecting Canyon Community Bank and Canyon Bancorporation are discussed below.

Significant Changes In Banking Laws And Regulations

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") was enacted to address corporate and accounting fraud. Among other things, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; and (iii) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert." To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Since neither Canyon Community Bank nor Canyon Bancorporation is a publicly reporting company, neither is subject to the requirements of the Act. However, bank regulatory agencies have been considering whether and to what extent the Act should be made applicable to banks and bank holding companies. As a result, it is possible that Canyon Bancorporation may, in the future, have to comply with the Act. While Canyon Bancorporation will certainly incur additional expense if it is required to comply with the Act, it is not expected that such compliance will have a material impact on its business.

USA Patriot Act of 2001. On October 26, 2001, the President signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. While management believes the Patriot Act may, to some degree, affect Canyon Community Bank's record-keeping and reporting expenses, it does not believe that the Patriot Act will have a material adverse effect on Canyon Community Bank's business and operations.

Financial Services Modernization. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iii) provided an enhanced framework for protecting the privacy of consumer information and (iv) addressed a variety of other legal and regulatory issues affecting day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

Management does not believe that the act will negatively affect Canyon Community Bank's operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Canyon Community Bank currently offers and that may aggressively compete in the markets currently served by Canyon Community Bank.

Bank Holding Company Regulation

Canyon Bancorporation is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and therefore is subject to regulation, supervision and examination by the Federal Reserve. Canyon Bancorporation must file annual reports with the Federal Reserve and provide it with such additional information as the Federal Reserve may require. Under the Financial Services Modernization Act, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to Canyon Bancorporation or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Canyon Bancorporation's ability to obtain funds from Canyon

Community Bank for its cash needs, including, funds for payment of dividends, interest and operational expenses.

Tie-In Arrangements. Canyon Community Bank and Canyon Bancorporation cannot engage in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Canyon Community Bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from Canyon Bancorporation, or that a customer refrain from obtaining other services from a competitor.

State Law Restrictions. As an Arizona corporation, Canyon Bancorporation is subject to certain limitations and restrictions under applicable Arizona corporate law.

National Bank Regulation

As a national banking association, Canyon Community Bank is subject to the supervision and regulation of the OCC. The federal laws that apply to Canyon Community Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits and the nature and amount of collateral for loans. Canyon Community Bank's deposits are insured to a maximum of $100,000 per depositor by the FDIC, and Canyon Community Bank pays semiannual deposit insurance premium assessments to the FDIC.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, federal regulators evaluate the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons who are neither insiders nor employees. A violation of these restrictions may result in regulatory sanctions on Canyon Community Bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of Canyon Bancorporation's cash revenues are dividends received from Canyon Community Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, Canyon Bancorporation or Canyon Community Bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Effects Of Government Monetary Policy

Canyon Community Bank's earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Canyon Community Bank cannot be predicted with certainty.

DESCRIPTION OF COMMON STOCK

General

Our Articles of Incorporation authorize us to issue up to 1,000,000 shares of common stack, no par value per share. There were 314,430 shares of common stock issued and outstanding at June 30, 2005. In addition, options for 53,114 shares have been granted, but have not been exercised, pursuant to our Employee Stock Option Plans and Director Stock Option Plan. Approximately 5,494 shares remain available for future grant to our employees pursuant to the Employee Stock Option Plan and three shares remain available for future grant to directors pursuant to the Director Stock Option Plan. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Articles of Incorporation, Bylaws and Arizona law. Our Articles of Incorporation may be amended by the affirmative vote of a majority of our outstanding shares of common stock. Our Bylaws may be amended or repealed by the board of directors; however, no amendment of the Bylaws by the board of directors may affect the qualifications, classifications, term of office or compensation of directors. Any action of the board of directors to amend, alter or repeal the Bylaws is expressly subject to change or repeal by our shareholders. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote, with the exception of the election of directors. Cumulative voting is authorized for the election of directors, meaning that the number of votes cast by each shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Such votes may be cumulated and cast for a single candidate, or may be distributed among two or more candidates, in the shareholder's discretion.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Canyon Community Bank. See "SUPERVISION AND REGULATION –Dividends."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Canyon Bancorporation) to acquire unissued shares of capital stock of Canyon Bancorporation.

Other Rights

Our shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment

Shares of Canyon Bancorporation common stock are fully paid and non-assessable.

Indemnification

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director or officer in connection with certain types of legal liability incurred by the individual while acting for Canyon Bancorporation within the scope of his or her employment.

Our Articles of Incorporation provide that with certain exceptions (described below), Canyon Bancorporation shall indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding , whether by the right of the corporation or its shareholders or by any other party, by reason of the fact that such person is or was a director, officer-director, or the outside director of a subsidiary, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys' fees, incurred in connection with such action, suit or proceeding unless the liabilities and expenses were on account of conduct finally adjudged (as defined in the Articles of Incorporation) to be egregious conduct (as defined in the Articles of Incorporation), or unless formal criminal charges are filed against such person for alleged violation of any federal or state banking laws.

Our Articles of Incorporation provide two exceptions to the indemnification provisions described above. Canyon Bancorporation will not be obligated to indemnify any person for expenses incurred to assert any claim against the corporation, except a claim to enforce indemnification rights, or any person related to or associated with the corporation. Additionally, if indemnification is sought with respect to an administrative proceeding or civil action instituted by a federal banking agency, indemnification and advancement of expenses is limited to the extent permitted under, and the manner prescribed by, applicable state or federal laws or formal policies.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and director-officers to Canyon Bancorporation or our shareholders for damages for monetary damages for conduct as a director or director-officer, , unless the conduct is finally adjudged to have been egregious conduct (as defined in the Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Canyon Bancorporation pursuant to the foregoing provisions, Canyon Bancorporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Consideration of Non-Monetary Factors

Our Articles of Incorporation contain a provision requiring the board of directors to consider all relevant factors when evaluating any acquisition bid, including the social and economic effects upon

Canyon Community Bank's employees, customers, suppliers or other constituents and the communities in which Canyon Community Bank does business. This provision permits the board of directors to determine that a proposed acquisition is not in the best interests of Canyon Bancorporation or Canyon Community Bank and to oppose the transaction on the basis of the specified relevant considerations.

INDEPENDENT AUDITORS

The financial statements as of and for the years ending December 31, 2004 and 2003 of Canyon Bancorporation and Canyon Community Bank included in this Offering Circular, have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their opinion.

CERTAIN LEGAL MATTERS

Graham & Dunn, P.C., Seattle, Washington, has advised Canyon Bancorporation in connection with certain banking and securities law aspects of the offering. Leonard Felker Altfeld Greenberg & Battaile, PC, Tucson, Arizona, has advised Canyon Bancorporation that when sold by Canyon Bancorporation pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Arizona, fully paid and non-assessable.

CANYON BANCORPORATION

INDEX TO FINANCIAL STATEMENTS

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
June 30, 2005
(Unaudited)

	(dollars in thousands)
ASSETS	
Cash and due from banks	$ 3,371
Securities available for sale	12,149
Federal home loan bank stock and others	592
Investment in certificates of deposit	-
Loans, net	54,269
Bank premises and equipment, net	5,313
Accrued interest receivable	278
Prepaid and other assets	299
Total assets	$ 76,271
LIABILITIES AND STOCKHOLDERS EQUITY	
DEPOSITS	
Noninterest-bearing	$ 16,158
Interest-bearing	45,593
Total deposits	61,751
Securities sold under agreements to repurchase	3,368
Federal funds purchased and other borrowings	3,523
Accrued interest payable	12
Other accrued liabilities	396
Total liabilities	69,050
STOCKHOLDERS' EQUITY	
Common stock, no par value, authorized 1,000,000 shares; issued and outstanding 314,430 and 310,770 shares, respectively	6,288
Retained earnings	997
Accumulated other comprehensive loss	(64)
Total stockholders' equity	7,221
Total liabilities and stockholders' equity	$ 76,271

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
Six Months Ended June 30, 2005 and 2004
(Unaudited)

	2005	2004
	(dollars in thousands except per share amounts)	
Interest income:		
Loans	$ 1,972	$ 1,364
Securities available for sale	175	175
Fed funds sold and other	18	14
Total interest income	2,165	1,553
Interest expense:		
Deposits	340	239
Federal funds purchased, securities sold under repurchase agreements and other borrowings	66	27
Total interest expense	406	266
Net interest income	1,759	1,287
Provision for loan losses	224	121
Net interest income after provision for loan losses	1,535	1,166
Other income:		
Service charges on deposit accounts	61	66
Net realized gains on sale of securities	-	41
Mortgage fees	99	76
Other	134	65
	294	248
Other expense:		
Salaries and employee benefits	648	554
Occupancy and equipment	212	125
Other general and administrative	364	362
	1,224	1,041
Net income before income taxes	605	373
Income tax expense	254	183
Net income	$ 351	$ 190

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Six Months Ended June 30, 2005
(Unaudited)

	Common Stock	Retained Earning	Other Comprehensive Income	Total
	(dollars in thousands)			
Balance, December 31, 2004	$ 6,216	$ 646	$ (78)	$ 6,784
Comprehensive income:				-
Net income	-	351	-	351
Unrealized loss on securities available for sale	-	-	14	14
Total comprehensive income				365
Stock options exercised	72	-	-	72
Balance, June 30, 2005	$ 6,288	$ 997	$ (64)	$ 7,221

The other comprehensive income for the six months ended June 30, 2004 was $69,000.

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
Six Months Ended June 30, 2005
(Unaudited)

	2005	2004
	(dollars in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 351	$ 190
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Net amortization of premiums and discounts on securities	48	59
Provision for loan losses	224	121
Depreciation and amortization	102	42
Changes in assets and liabilities:		
Accrued interest receivable	(8)	(36)
Prepaid and other assets	(80)	(33)
Accrued interest payable and other liabilities	(94)	27
Net cash provided by operating activities	543	370
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of available for sale securities	497	3,304
Calls, maturities and principal paydowns of available for sale securities	4,155	3,735
Purchase of available for sale securities	(2,805)	(4,319)
Net increase in loans	(8,416)	(7,972)
Purchases of premises and equipment	(736)	(3,563)
Purchases of federal home loan bank stock and others	(8)	(272)
Change in certificate of deposit	-	400
Net cash used in investing activities	(7,313)	(8,687)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in deposits	8,434	9,607
Net increase (decrease) in federal funds purchased	8	(1,405)
Proceeds from borrowings	12	542
Proceeds from exercise of stock options and warrants	72	99
Net cash provided by financing activities	8,526	8,843
Net increase in cash and cash equivalents	1,756	526
Cash and cash equivalents:		
Beginning	1,615	2,576
Ending	$ 3,371	$ 3,102

See Notes to Unaudited Consolidated Financial Statements.

Note 1. Basis of Presentation

The accompanying unaudited consolidated financial statements of Canyon Bancorporation and Subsidiary (collectively the "Bank") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial condition and results of operations required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the management, all normal recurring adjustments necessary for fair presentation of results have been included. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

The interim consolidated financial statements include the accounts of Canyon Bancorporation and its wholly owned subsidiary, Canyon Community Bank. Intercompany balances and transactions have been eliminated. The results of the interim period ended June 30, 2005 are not necessarily indicative of the results expected for the year ending December 31, 2004.

Note 2. Loans

The composition of the Bank's loan portfolio at June 30, 2005 was as follows:

Commercial	$ 12,534,000
Real Estate:	
Construction	$ 14,110,000
Commercial	20,006,000
Residential	7,232,000
Consumer	1,364,000
	$55,246,000
Deduct:	
Deferred loan fees, net of costs	244,000
Allowance for loan losses	733,000
	$54,269,000

Changes in the allowance for loan losses for the six months ended June 30, 2005 and 2004 were as follows:

	2005	2004
Balance, beginning	$ 526,000	$ 374,000
Provision for loan losses	224,000	121,000
Recoveries of amounts charged off	17,000	0
Less amounts charged off	0	0
Balance, ending	$ 733,000	$ 495,000

Note 2. Loans (Continued)

Information about impaired loans follows:

Total impaired loans	$ 482,000
Related Allowance for loan losses	$ 33,718
Average balance during the period	$ 482,000
Interest Income recognized on Impaired loans	$ 0

Note 3. Commitments and Contingencies

Financial Instruments with off-balance sheet risk:

A summary of the contract amounts of the Company's financial instruments with off-balance-sheet risk at June 30 is as follows:

Commitments to extend credit	$ 7,925,000
Credit card commitments	$ 1,041,000
Total	$ 8,966,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral is obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties. Credit card commitments are unsecured.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing agreements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essential the same as that involved in extending loan facilities to customers. The Company maintains various levels of collateral supporting those commitments for which collateral is deemed necessary. At June 30, 2005, all the standby letters of credit were unsecured.

Note 3. Commitments and Contingencies (Continued)

Contingencies:

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse, effect on the financial statements.

Note 4. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I (as defined) capital to average assets (as defined). Management believes, as of June 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of June 30, are also presented in the following tables:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of June 30, 2005:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	7,954,000	12.15%	5,237,000	8.00%	6,546,400	10.00%
Tier I Capital (to risk weighted assets)	7,221,000	11.03%	2,618,560	4.00%	3,927,870	6.00%
Tier I Capital (average assets)	7,221,000	9.63%	3,000,240	4.00%	3,750,300	5.00%

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Canyon Bancorporation
Tucson, Arizona

We have audited the accompanying consolidated balance sheets of Canyon Bancorporation and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canyon Bancorporation and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 3, 2005

Canyon Bancorporation and Subsidiary

Consolidated Balance Sheets
December 31, 2004 and 2003

ASSETS		**2004**		2003
Cash and due from banks *(Note 9)*	$	**1,615,153**	$	2,575,566
Certificates of deposit		**-**		998,000
Securities available for sale *(Notes 2 and 6)*		**14,025,365**		15,101,557
Federal Home Loan Bank stock and others		**583,660**		304,215
Loans, net *(Notes 3, 7 and 11)*		**46,077,170**		32,632,850
Bank premises and equipment, net (*Notes 4 and 7*)		**4,678,947**		462,049
Accrued interest receivable		**269,858**		215,794
Prepaid and other assets *(Note 12)*		**223,557**		152,221
Total assets	$	**67,473,710**	$	52,442,252

LIABILITIES AND STOCKHOLDERS' EQUITY				
DEPOSITS (*Notes 5 and 11*)				
Noninterest-bearing	$	**14,251,217**	$	8,999,902
Interest-bearing		**39,065,739**		32,520,816
Total deposits		**53,316,956**		41,520,718
Securities sold under agreements to repurchase (*Note 6*)		**3,355,928**		2,163,306
Federal funds purchased and other borrowings *(Note 7)*		**3,515,000**		2,435,000
Accrued interest payable		**6,189**		4,773
Other accrued liabilities		**496,262**		164,174
Total liabilities		**60,690,335**		46,287,971
COMMITMENTS AND CONTINGENCIES (*Note 7*)				
STOCKHOLDERS' EQUITY (*Notes 8 and 10*)				
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 310,770 and 305,860 shares, respectively		**6,215,400**		6,117,200
Retained earnings		**646,161**		40,098
Accumulated other comprehensive loss		**(78,186)**		(3,017)
Total stockholders' equity		**6,783,375**		6,154,281
Total liabilities and stockholders' equity	$	**67,473,710**	$	52,442,252

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

	2004	2003
Interest income:		
Loans	$ 2,970,449	$ 2,069,632
Securities available for sale	367,743	347,469
Federal funds sold and other	35,789	58,373
Total interest income	3,373,981	2,475,474
Interest expense:		
Deposits	539,347	432,088
Federal funds purchased, securities sold under repurchase agreements and other borrowings	58,302	36,340
Total interest expense	597,649	468,428
Net interest income	2,776,332	2,007,046
Provision for loan losses (*Note 3*)	129,258	124,220
Net interest income after provision for loan losses	2,647,074	1,882,826
Other income:		
Service charges on deposit accounts	140,687	118,638
Net realized gains on sale of securities *(Note 2)*	40,992	5,467
Mortgage fees	153,308	114,216
Other	165,136	97,077
	500,123	335,398
Other expenses:		
Salaries and employee benefits	1,093,555	767,244
Occupancy and equipment	301,325	317,395
Other general and administrative	645,465	522,349
	2,040,345	1,606,988
Net income before income taxes	1,106,852	611,236
Income tax expense *(Note 12)*	500,789	77,600
Net income	$ 606,063	$ 533,636

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004 and 2003

	Comprehensive income	Common stock Shares	Common stock Common	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2002		305,860	$ 6,117,200	$ (493,538)	$ 27,348	$ 5,651,010
Comprehensive income:						
Net income	$ 533,636	-	-	533,636	-	533,636
Unrealized loss on securities available for sale, net of reclassification adjustment *(Note 2)*	(30,365)	-	-	-	(30,365)	(30,365)
Total comprehensive income	$ 503,271					
Balance, December 31, 2003		305,860	6,117,200	40,098	(3,017)	6,154,281
Comprehensive income:						
Net income	$ 606,063	-	-	606,063	-	606,063
Unrealized loss on securities available for sale, net of reclassification adjustment *(Note 2)*	(75,169)	-	-	-	(75,169)	(75,169)
Total comprehensive income	$ 530,894					
Stock options exercised *(Note 10)*		3,660	73,200	-	-	73,200
Stock warrants exercised *(Note 10)*		1,250	25,000	-	-	25,000
Balance, December 31, 2004		310,770	$ 6,215,400	$ 646,161	$ (78,186)	$ 6,783,375

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 606,063	$ 533,636
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Provision for loan losses	129,258	124,220
Net amortization of premiums and discounts on securities	127,849	154,763
Depreciation and amortization	123,229	82,421
Gain on sale of available for sale of securities	(40,992)	(5,467)
Deferred income taxes	86,000	(62,000)
Changes in assets and liabilities:		
Increase in accrued interest receivable	(54,064)	(3,926)
(Increase) decrease in prepaid and other assets	(118,612)	22,282
Increase (decrease) in accrued interest payable	1,416	(221)
Increase in other accrued liabilities	332,088	92,756
Net cash provided by operating activities	1,192,235	938,464
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of available for sale securities	(8,757,584)	(19,933,289)
Maturities and calls of available for sale securities	3,000,000	9,050,000
Proceeds from sale of available for sale securities	3,345,222	1,518,084
Principal paydowns on mortgage backed securities	3,287,804	7,307,120
Change in restricted securities	(279,445)	(42,242)
Change in certificates of deposit	998,000	397,000
Net increase in loans	(13,573,578)	(13,248,358)
Purchases of premises and equipment	(4,340,127)	(165,211)
Net cash used in investing activities	(16,319,708)	(15,116,896)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	11,796,238	12,459,424
Net increase in securities sold under agreements to repurchase	1,192,622	368,872
Proceeds from federal funds purchased and other borrowings	1,080,000	2,435,000
Proceeds from exercised stock warrants	25,000	-
Proceeds from exercised stock options	73,200	-
Net cash provided by financing activities	14,167,060	15,263,296
Net (decrease) increase in cash and cash equivalents	(960,413)	1,084,864
Cash and cash equivalents:		
Beginning	2,575,566	1,490,702
Ending	$ 1,615,153	$ 2,575,566

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2004 and 2003

	2004	2003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments for interest	$ 596,233	$ 468,428
Cash payments for taxes	$ 129,520	$ 77,600
SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES		
Net change in unrealized gain on securities available for sale	$ (113,893)	$ (46,007)

See Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of banking activities:

Canyon Bancorporation (the "Bancorporation") was formed February 6, 2004, when the holding company was incorporated under the State of Arizona and commenced operations on May 1, 2004. Bancorporation's wholly owned subsidiary, Canyon Community Bank (the "Bank") is a nationally-chartered, full-service bank incorporated in Arizona in 2000 that currently operates banking locations in Tucson and Marana, Arizona. The Bank provides a variety of banking services to individuals and small-to-medium sized businesses and professional practices in the trade area throughout Tucson. The Bank's primary deposit products are demand deposit accounts, money market accounts and certificates of deposit, and its primary lending products are commercial, real estate, commercial construction, real estate mortgage and consumer loans. Management focuses on small-to-medium size businesses. The loan portfolio includes a significant concentration of credit collateralized by residential and commercial real estate.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practices.

A summary of the Company's significant accounting policies are as follows:

Principles of consolidation:

On April 15, 2004, stockholders of Canyon Community Bank approved the exchange of their common stock in Canyon Community Bank for common stock in the newly formed holding company, Canyon Bancorporation. This transaction was consummated on May 1, 2004 and accounted for at historical cost. As part of this transaction, the stock changed from having $1.00 par value to having no par value. As such, previously reported capital surplus has been reclassified to common stock.

The consolidated financial statements include the accounts of Canyon Bancorporation and its wholly-owned subsidiary, Canyon Community Bank, collectively referred to herein as the Company. Significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and cash equivalents:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans, deposit and short-term borrowings are reported net.

The Company maintains amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Securities available for sale:

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities classified as available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank stock and others:

Investments in Federal Reserve Bank, Federal Home Loan Bank and Bankers' Bank of the West stock are carried at cost since there is no readily available market value for these securities.

Loans:

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience and peer bank loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Due to the concentration of the Company's loans portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in the Tucson, Arizona area. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Office of the Comptroller of the Currency (OCC), as an integral part of their examination process, periodically reviews the Company's allowance for credit losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Loans (continued):

The allowance consists of specific and general components. The specific component related to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and peer bank loss experience and is adjusted for qualitative and environmental factors.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Interest and fees on loans:

Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected.

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days delinquent.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loans yield. The Company is generally amortizing these amounts over the contractual life of the loan. Commitment fees are based upon a percentage of a customer's unused line of credit, and fees related to standby letters of credit are generally recognized over the commitment period.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Transfer of financial assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment:

Premises and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, generally one to thirty years.

Employee stock options:

The Company applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its Plans (See Note 10). Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been recorded based on the fair value at the grant dates for awards under the plans consistent with the method of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company's net income would have been adjusted to the proforma amounts indicated below:

	2004	2003
Net income		
As reported	**$ 606,063**	$ 533,636
Deduct total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(78,419)**	(61,679)
Proforma	**$ 527,644**	$ 471,957

In determining the proforma amounts for options granted under the stock option plan in 2004 and 2003, the value of each grant was estimated at the grant date using the minimum value method prescribed in FASB Statement No. 123 with the following weighted average assumptions; risk free interest rate of 4.38% and 4.07%, respectively, expected lives of 10 years and no dividends paid. Using these assumptions, the fair value of the options granted in 2004 and 2003 was $10.55 and $8.62, respectively.

Income taxes:

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Off-balance-sheet instruments:

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Current accounting developments:

In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)" or the "Statement"). FAS 123 (R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. (Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.)

The Statement is effective at the beginning of 2006. As of the effective date, the Company will recognize compensation cost for all awards granted after the required effective date and to awards that were granted prior to the effective date which are modified, cancelled, or repurchased after that date.

Note 2. Securities Available for Sale

Carrying amounts and estimated fair values of securities available for sale as of December 31 are summarized as follows:

	2004			
	Amortized Cost	**Unrealized Gains**	**Unrealized (Losses)**	**Fair Value**
Securities available for sale:				
U.S. government-sponsored agencies	**$ 8,007,455**	**$ -**	**$ (85,063)**	**$ 7,922,392**
Corporate bonds	**1,683,708**	**-**	**(18,806)**	**1,664,902**
Mortgage-backed	**4,452,666**	**7,093**	**(21,688)**	**4,438,071**
	$ 14,143,829	**$ 7,093**	**$ (125,557)**	**$ 14,025,365**

	2003			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
Securities available for sale:				
U.S. government-sponsored agencies	$ 7,509,020	$ 4,587	$ (32,336)	$ 7,481,271
Corporate bonds	2,279,524	40,654	(8,016)	2,312,162
Mortgage-backed	5,317,584	7,960	(17,420)	5,308,124
	$ 15,106,128	$ 53,201	$ (57,772)	$ 15,101,557

Note 2. Securities Available for Sale (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. government-sponsored agencies	$ 22,362	$ 5,436,900	$ 62,701	$ 2,485,492
Corporate bonds	15,021	1,234,037	3,785	430,865
Mortgage-backed	7,020	1,853,199	14,668	1,260,447
	$ 44,403	$ 8,524,136	$ 81,154	$ 4,176,804

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, virtually all debt securities have unrealized losses. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts reports. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be to other than temporary.

The amortized cost and estimated fair value of investment securities at December 31, 2004 by contractual maturities are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized cost	Fair value
Due in one year or less	$ 1,944,313	$ 1,929,081
Due after one year through five years	7,746,850	7,658,213
	9,691,163	9,587,294
Mortgage-backed securities	4,452,666	4,438,071
	$ 14,143,829	$ 14,025,365

Gross realized gains on sales of securities available for sale for the years ending December 31, 2004 and 2003 were $40,992 and $5,467, respectively.

Note 2. Securities Available for Sale (Continued)

Securities available for sale with a carrying amount of $4,950,318 and $3,372,016 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

	2004	2003
Unrealized losses on available for sale securities:		
Unrealized holding losses arising during the year	$ (154,885)	$ (40,540)
Reclassification adjustment for net gains realized in net income	40,992	5,467
Net unrealized losses before tax effect	(113,893)	(46,007)
Tax effect	38,724	15,642
Other comprehensive loss	$ (75,169)	$ (30,365)

Note 3. Loans

Loans classified by collateral consist of the following at December 31:

	2004	2003
Collateralized by real estate:		
Construction	$ 9,263,649	$ 7,491,279
Home equity	2,937,344	1,552,728
1st residential mortgage	2,186,336	817,504
2nd residential mortgage	518,376	279,880
Multi-family residential properties	749,269	199,847
Owner-occupied commercial real estate	19,148,496	11,939,225
Commercial and industrial	11,126,265	9,793,699
Consumer and other	903,263	1,042,902
	46,832,998	33,117,064
Deduct:		
Deferred loan fees, net of costs	229,487	110,154
Allowance for loan losses	526,341	374,060
	$ 46,077,170	$ 32,632,850

Note 3. Loans (Continued)

Information about impaired loans and non-accrual loans as of and for the years ended December 31 is as follows:

	2004	2003
Impaired loans with a valuation allowance	$ 481,684	$ -
Impaired loans without a valuation allowance	-	24,767
Total impaired loans	$ 481,684	$ 24,767
Related allowance for credit losses	$ 108,000	$ -
Non-accrual loans	$ 481,684	$ 24,767
Loans past due ninety days or more and still accruing	$ -	$ -
Average monthly balance of impaired loans (based on month-end balances)	$ 481,684	$ 29,884
Interest income recognized on impaired loans	$ 9,362	$ -
Interest income recognized on a cash basis on impaired loans	$ -	$ -

Changes in the allowance for loan losses are as follows:

	2004	2003
Balance, beginning of year	$ 374,060	$ 249,840
Provision charged to operating expense	129,258	124,220
Recoveries	23,023	-
Balance, end of year	$ 526,341	$ 374,060

Note 4. Bank Premises and Equipment

	2004	2003
Land	$ 2,236,220	$ 15,939
Buildings	1,750,660	-
Computer equipment and software	348,403	196,576
Building improvements	205,743	205,743
Furniture, fixtures and office equipment	398,298	165,210
Vehicle	10,751	10,751
Assets in process	77,793	93,522
	5,027,868	687,741
Less accumulated depreciation and amortization	348,921	225,692
	$ 4,678,947	$ 462,049

Note 5. Deposits

Deposits consist of the following at December 31:

	Weighted-average rate December 31, 2004	2004	2003
Non-interest bearing demand	-	**$ 14,251,217**	$ 8,999,902
Interest bearing demand	1.16%	**24,992,887**	20,428,968
Savings	1.46%	**10,653,367**	7,958,637
Time certificates, $100,000 and over	1.68%	**1,276,182**	2,217,160
Time certificates under $100,000	1.64%	**2,143,303**	1,916,051
		$ 53,316,956	$ 41,520,718

At December 31, 2004, scheduled maturities of time certificates are as follows:

2005	$ 632,765
2006	1,842,456
2007	672,360
2008	271,904
	$ 3,419,485

One customer held deposits of approximately $2,532,000 with the Company at December 31, 2003, which represents 6.0% of total deposits. The Company had no major deposit customers at December 31, 2004.

Note 6. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Note 7. Commitments and Contingencies

Leases:

The Company leases space to two unrelated parties. One lease requires monthly payments of $5,419 through February 2009. The other lease requires monthly payments of $2,072 through July 2005, $2,134 through July 2006 and $2,198 through July 2007.

Note 7. Commitments and Contingencies (Continued)

At December 31, 2004, the future annual minimum lease payments to be received under these operating leases is as follows:

2005	$ 90,200
2006	90,955
2007	80,412
2008	65,025
Thereafter	10,838
	$ 337,430

Total lease income related to operating lease was approximately $59,000 for 2004.

Borrowing facility:

The Company has approved federal funds borrowing arrangements with two unrelated financial institutions totaling $4,990,000 at December 31, 2004. Federal funds purchased under such agreements totaled $150,000 and $615,000 at December 31, 2004 and 2003, respectively. These borrowing arrangements are unsecured.

The Company also has an approved federal funds borrowing arrangement with another unrelated financial institution totaling $1,500,000 at December 31, 2004. There were no federal funds purchased under this line at December 31, 2004 or 2003. These borrowing arrangements are secured by pledged securities; however, there were no securities pledged on this line at December 31, 2004.

The Company also has an agreement with the Federal Home Loan Bank (FHLB) to borrow funds. Pursuant to collateral agreements with the FHLB, advances are collateralized by pledged securities. Advances outstanding at December 31, 2004 and 2003 were $3,365,000 and $1,820,000, respectively. Advances outstanding at December 31, 2004 mature on January 1, 2005.

Financial instruments with off-balance-sheet risk:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Note 7. Commitments and Contingencies (Continued)

A summary of the contract amounts of the Company's financial instruments with off-balance-sheet risk at December 31 is as follows:

	2004	2003
Commitments to extend credit	$ 14,562,000	$ 10,973,000
Credit card commitments	658,000	583,000
Standby letters of credit	61,000	51,000
	$ 15,281,000	$ 11,607,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral is obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties. Credit card commitments are unsecured.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing agreements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essential the same as that involved in extending loan facilities to customers. The Company maintains various levels of collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2004, all the standby letters of credit were unsecured.

Concentration of credit risk:

The Company's business activity is primarily with customers located within Tucson, Arizona and includes commercial real estate, construction, consumer, and residential real estate loans. Approximately 74% and 68% of loans were secured by real estate at December 31, 2004 and 2003, respectively.

Interest rate risk:

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 8. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I (as defined) capital to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of December 31, are also presented in the following tables:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2004:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 7,336,000	12.78%	$ 4,590,000	8.00%	$ 5,738,000	10.00%
Tier I Capital (to risk-weighted assets)	$ 6,810,000	11.87%	$ 2,295,000	4.00%	$ 3,443,000	6.00%
Tier I Capital (to average assets)	$ 6,810,000	11.02%	$ 2,472,000	4.00%	$ 3,090,000	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2003:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 6,531,000	15.38%	$ 3,398,000	8.00%	$ 4,247,000	10.00%
Tier I Capital (to risk-weighted assets)	$ 6,157,000	14.50%	$ 1,699,000	4.00%	$ 2,548,000	6.00%
Tier I Capital (to average assets)	$ 6,157,000	13.44%	$ 1,833,000	4.00%	$ 2,291,000	5.00%

Note 9. Restrictions on Cash and Due From Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was $421,000 and $416,000 at December 31, 2004 and 2003, respectively.

Note 10. Stock Option Plan

The Company adopted an Employee Stock Option Plan (the Plan) in 2000 under which options to acquire common stock of the Company may be granted to employees or officers at the discretion of the Board of Directors. The Plan allows for the granting of 45,787 stock options. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than 10 years and an option price not less than the greater of the fair market value of the common stock on the date of grant or the net book value of the common stock at the time of grant.

Pursuant to the Plan, on January 1, 2003, the Company granted one officer an option to purchase 3,052 shares of common stock for $26 per share. The options granted vest over five years, with 20% of shares granted becoming exercisable annually.

Pursuant to the Plan, on January 1, 2004, the Company granted its officers an option to purchase 6,104 shares of common stock at $30 per share. The options granted vest over five years, with 20% of shares granted becoming exercisable annually.

The Company also adopted a Director Nonqualified Stock Option Plan (the Plan) in 2000 under which options to acquire common stock of the Company may be granted to directors at the discretion of the Board of Directors. The Plan allows for the granting of 21,367 stock options. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than 10 years and an option price not less than the greater of the fair market value of the common stock on the date of grant or the net book value of the common stock at the time of grant.

Pursuant to the Plan, on January 1, 2004, the Company granted a director an option to purchase 3,052 shares of common stock at $30 per share. The options granted vest over five years, with 20% of shares granted becoming exercisable annually.

A summary of stock option activity during the years ended December 31, 2004 and 2003 is as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options, beginning of period	51,889	$ 20.35	48,837	$ 20.00
Options granted	9,156	30.00	3,052	26.00
Options exercised	(3,660)	20.00	-	-
Options forfeited	-	-	-	-
Outstanding options, end of year	57,385	$ 21.91	51,889	$ 20.35
Options available to grant, end of year	5,499		14,655	
Options exercisable, end of year	36,012	$ 20.10	29,296	$ 20.00
Weighted-average contractual life of outstanding options, end of year		6.4 years		6.9 years

The exercise price for all stock options outstanding at December 31, 2004 ranges from $20.00 to $30.00.

In addition, warrants to purchase 1,250 shares at a price of $20 per share were outstanding at December 31, 2003. These warrants are exercisable ratably over a three-year period from the October 10, 2000 grant date and expire October 10, 2004. The exercise price of the warrants is equal to the offering price of the stock at the date the warrants were issued. As of December 31, 2004, all of the warrants had been exercised.

Note 11. Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

Aggregate loan transactions with related parties for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Balance, beginning	$ 2,789,901	$ 1,961,128
New loans	421,423	834,033
Repayments	514,004	5,260
Balance, ending	$ 2,697,320	$ 2,789,901

Commitments to extend credit and credit card arrangements with related parties were approximately $239,000 and $218,000 at December 31, 2004 and 2003, respectively.

Deposits from related parties totaled approximately $4,030,000 and $3,731,000 at December 31, 2004 and 2003, respectively.

Note 12. Income Taxes

The components of net deferred taxes, which is included in other assets, are as follows:

	2004	2003
Deferred tax assets (liabilities):		
Allowance for loan losses	$ 187,000	$ 115,000
Organizational expenses	35,000	47,000
Unrealized loss on securities available for sale	40,000	2,000
Total deferred tax assets	262,000	164,000
Deferred tax liabilities:		
Unrealized gain on securities available for sale	-	-
Bank premises and equipment	149,000	31,000
Deferred loan origination fees	52,000	26,000
Accrual to cash conversion	59,000	57,000
Total deferred tax liability	260,000	114,000
Net deferred tax asset	$ 2,000	$ 50,000

During the year ended December 31, 2003, the Company decreased the valuation allowance by $182,000. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 12. Income Taxes (Continued)

The provision for income taxes charged to operations consists of the following for the years ended December 31:

	2004	2003
Current tax	$ 414,789	$ 139,600
Deferred tax expense	86,000	120,000
Decrease in valuation allowance	-	(182,000)
	$ 500,789	$ 77,600

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate (of 34%) to pretax income for the year ended December 31 due to the following:

	2004	2003
Computed "expected" tax expense	$ 376,000	$ 208,000
Increase (decrease) in income taxes resulting from:		
State income taxes, net of federal benefits	51,000	28,000
Change in valuation allowance	-	(182,000)
Other	73,789	23,600
	$ 500,789	$ 77,600

SIGNATURES

The issuer has duly caused this amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on September 28, 2005.

CANYON BANCORPORATION

By: ______________________
Steven Halverson, President and
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Steven Halverson and Wesley Veach, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this amendment to the offering statement has been signed by the following persons in the capacities indicated on September 28, 2005.

Signature	Capacity
Steven Halverson	President, Chief Executive Officer and Director (Principal Executive Officer)
Wesley Veach	Chief Financial Officer (Principal Financial and Accounting Officer)
Dennis Cummings	Director
Gary Gibson	Director
Jodi Grassmeyer	Director

Pam McNair-Wingate Director

Richard Underwood Director

M32051-639706_2

PART III
EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Articles of Incorporation of Canyon Bancorporation
2.2	Bylaws of Canyon Bancorporation
4.1	Form of Subscription Agreement
6.1	Employee Stock Option Plan
6.2	Form of Employee Stock Option Plan Option Agreement
6.3	Director Stock Option Plan
6.4	Form of Director Stock Option Plan Option Agreement
6.5	Change in Control Severance Agreement – Steven F. Halverson
6.6	Change in Control Severance Agreement – Wesley Veach
6.7	Change in Control Severance Agreement – Charles Luhtala
8.2	Articles of Association of Canyon Community Bank
8.3	Bylaws of Canyon Community Bank
10.1	Consent of Independent Certified Public Accountants
10.2	Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)
11.1	Opinion of Leonard Felker Altfeld Greenberg & Battaile, PC regarding legality of the securities covered by the Offering Statement

ARTICLES OF INCORPORATION OF CANYON BANCORPORATION

RECEIVED
FEB 06 2004
ARIZONA CORP. COMMISSION
CORPORATIONS DIVISION

ARTICLE I
Name

The name of the corporation is Canyon Bancorporation.

ARTICLE II
Head Office

The head office and principal place of business of this corporation shall be located at 7981 North Oracle Road, Tucson, Arizona 85704.

ARTICLE III
Purpose

The purpose for which the corporation is organized is to carry on such activities as are permitted to corporations under applicable laws.

ARTICLE IV
Capital Stock

Section 4.1. Authorized Shares. The authorized amount of capital stock of this corporation shall be One Million (1,000,000) shares of no par value common stock.

Section 4.2. Fractional Shares. If a shareholder is entitled to fractional shares pursuant to a stock dividend, consolidation or merger, reverse stock split or otherwise, the corporation may: (a) issue fractional shares; (b) in lieu of the issuance of fractional shares, issue script, or warrants entitling the holder to receive a full share upon surrendering enough script or warrants to equal a full share; (c) if there is an established and active market in the corporation's stock, make reasonable arrangements to allow the shareholder to realize a fair price through sale of the fraction, or purchase of the additional fraction required for a full share; (d) remit the cash equivalent of the fraction to the shareholder; or (e) sell full shares representing all the fractions at public auction or to the highest bidder after having solicited and received sealed bids from at least three licensed stock brokers; and distribute the proceeds pro rata to shareholders who otherwise would be entitled to the fractional shares. The holder of a fractional share is entitled to exercise the rights for shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation, in proportion to the fractional interest. The holder of script or warrants is not entitled to any of these rights, unless the script or warrants explicitly provide for such rights. The script or warrants may be subject to such additional conditions as: (1) that the script or warrants will become void if not exchanged for full shares before a specified date; and (2) that the shares for which the script or warrants are exchangeable may be sold at the option of the corporation and the proceeds paid to scriptholders.

ARTICLE V
Shareholder Rights

Section 5.1. No Preemptive Rights. Shareholders shall not have a preemptive right to acquire unissued shares of capital stock of the corporation, whether now or hereafter authorized, or to acquire any obligations issued or sold which are convertible into stock of the corporation, other than such rights, if any, as the Board of Directors, in its discretion, may from time to time determine, and at such price as the Board of Directors may from time to time fix.

Section 5.2. Cumulative Voting. In all elections of directors, the number of votes cast by each shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder. If, after the first ballot, subsequent ballots are necessary to elect directors, a shareholder may not vote shares that he or she has already fully cumulated and voted in favor of successful candidate. On all other questions, each shareholder shall be entitled to one vote for each shares of stock held by him or her.

Section 5.3. Shareholder Approval. Unless otherwise specified in these Articles of Incorporation or required by law, (a) all matters requiring shareholder action, including amendments to the Articles of Incorporation must be approved by shareholders owning a majority voting interest in the outstanding voting stock, and (b) each shareholder shall be entitled to one vote per share.

Section 5.4. Record Date. Unless otherwise provided in the Bylaws, the record date for determining shareholders entitled to notice of and to vote at any meeting is the close of business on the day before the first notice is mailed or otherwise sent to the shareholders, provided that in no event may a record date be more than 70 days before the meeting.

ARTICLE VI
Board of Directors

Section 6.1. Number of Directors. The Board of Directors of this corporation shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of a majority of the shareholders at any annual or special meeting thereof.

Section 6.2. Vacancies. Any vacancy in the board of directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The board of directors may not increase the number of directors between meetings of shareholders to a number which: (1) exceeds by more than two the number of directors last elected by shareholders when the number was 15 or less; or (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Section 6.3. Term. Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless they resign or are removed from office. Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Section 6.4. Resignation/Removal. A director may resign at any time by delivering written notice to the board of directors, its chairperson, or to the corporation, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date. A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting states that the purpose or one of the purposes is to remove him or her, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided that, however, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

Section 6.5. Initial Directors. The name and address of each person who is to serve on the initial Board of Directors of this corporation are as follows:

Michael Carlier
3561 East Sunrise Drive, Suite 215
Tucson, AZ 85718

Dennis Cummings
13787 North Silvercreek Place
Oro Valley, AZ 85737

Jodi Grassmeyer, Esq.
820 East Fort Lowell Road, Suite 200
Tucson, AZ 85719

Steve Halverson
655 West Vistoso Highlands Dr. #203
Oro Valley, AZ 85737

Pam McNair-Wingate
3502 E. Kleindale Rd
Tucson, AZ 85716

Richard Underwood
4742 N. Romero
Tucson, AZ 85705

Gary L. Gibson
95 N. Camino Espanol
Tucson, AZ 85716

ARTICLE VII
Nominations for Election to Board

Nominations for election to the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the president of the corporation no less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the president of the corporation no later than the close of business on the seventh day following the day on which notice of the meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the corporation that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the corporation owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and the vote tellers may disregard all votes cast for each such nominee. No bylaw may unreasonably restrict the nomination of directors by shareholders.

ARTICLE VIII
Consideration of Non-Monetary Factors

The Board of Directors of the corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the corporation, (b) merge or consolidate the corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the corporation and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the corporation and its subsidiaries and on the communities in which the corporation and its subsidiaries operate or are located.

ARTICLE IX
Director Liability and Indemnification

Section 9.1. Definitions. As used in this Article:

(a) The term "Egregious Conduct" by a person shall mean acts or omissions that involve an intentional infliction of harm on the corporation or its shareholders, a violation of section 10-833 of the Arizona Revised States, an intentional violation of criminal law, or receipt of a financial benefit to which the person is not legally entitled.

(b) The term "Finally Adjudged" shall mean stated in a judgment based upon clear and convincing evidence by a court having jurisdiction, from which there is no further right to appeal.

(c) The term "Director" shall mean any person who is a director of the corporation and any person who, while a director of the corporation, is serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the corporation or of any employer in which it has an ownership interest; and "conduct as a Director" shall include conduct while a Director is acting in any of such capacities.

(d) The term "Officer-Director" shall mean any person who is simultaneously both an officer and director of the corporation and any person who, while simultaneously both an officer and director of the corporation, is serving at the request of the corporation as a director, officer, manager, partner, trustee, employee, or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the corporation or of any employer in which it has an ownership interest; and "conduct as an Officer-Director" shall include conduct while such a person is acting as an officer of the corporation or in any of such other capacities.

(e) The term "Subsidiary Corporation" shall mean any corporation or limited liability company at least eighty percent of the voting interests of which is held beneficially by this corporation.

(f) The term "Subsidiary Outside Director" shall mean any person who, while not principally employed by this corporation or any Subsidiary Corporation, is a director or manager of a Subsidiary Corporation and any such person who, while a director or manager of a Subsidiary Corporation, is serving at the request of such corporation as a director, officer, manager, partner, trustee, employee, or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of such corporation or of any employer in which it has an ownership interest; and "conduct as a Subsidiary Outside Director" shall include conduct while such a person is acting in any of such capacities.

Section 9.2. Liability of Directors. No Director, Officer-Director, former Director or former Officer-Director shall be personally liable to the corporation or its shareholders for monetary damages for conduct as a Director or Officer-Director occurring after the effective date of this Article unless the conduct is Finally Adjudged to have been Egregious Conduct.

Section 9.3. Liability of Subsidiary Outside Directors. No Subsidiary Outside Director or former Subsidiary Outside Director shall be personally liable in any action brought directly by this corporation as a shareholder of the Subsidiary Corporation or derivatively on behalf of the Subsidiary Corporation (or by any shareholder of this corporation double derivatively on behalf of this corporation and the Subsidiary Corporation) for monetary damages for conduct as a Subsidiary Outside Director occurring after the effective date of this Article unless the conduct is Finally Adjudged to have been Egregious Conduct.

Section 9.4. Mandatory Indemnification of Directors. Subject to Sections 9.6 and 9.7 of this Article, the corporation shall indemnify any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, administrative, or investigative, and whether formal or informal, and whether by or in the right of the corporation or its shareholders or by any other party, by reason of the fact that the person is or was a Director, Officer-Director, or Subsidiary Outside Director against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to the corporation or its shareholders or to a Subsidiary Corporation) and reasonable expenses, including attorneys' fees, actually incurred in connection with such action, suit or proceeding unless the liability and expenses were on account of conduct Finally Adjudged to be Egregious Conduct, or unless formal criminal charges are filed against such person for alleged violation of any federal or state banking laws.

Section 9.5. Advancing Expenses. Except as prohibited by Sections 9.6 and 9.7 of this Article or as limited by this Section, the reasonable expenses, including attorneys' fees, of a Director, Officer-Director, Subsidiary Outside Director, or person formerly serving in any such capacities, incurred in connection with an action, suit or proceeding in which the individual is entitled to indemnification under Section 9.4 shall be paid or reimbursed by the corporation, upon request of such person, in advance of the final disposition of such action, suit or proceeding upon receipt by the corporation of a written, unsecured promise by the person to repay such amount if it shall be Finally Adjudged that the person is not eligible for indemnification. All expenses incurred by such person in connection with such action, suit or proceeding shall be considered reasonable unless Finally Adjudged to be unreasonable. Notwithstanding anything else in this Section, if such action, suit or proceeding alleges fraud or willful misconduct to the detriment of the corporation, the advancement of expenses shall be at the discretion of the Board of Directors.

Section 9.6. Exception for Internal Claims. Notwithstanding anything else in these Articles, the corporation shall not be obligated to indemnify any person for any expenses, including attorneys' fees, incurred to assert any claim against the corporation (except a claim to enforce rights to indemnification) or any person related to or associated with it, including any person who would be entitled hereby to indemnification in connection with the claim.

Section 9.7. Exception for Regulatory Claims.

(a) Regulatory Proceedings Generally. Notwithstanding anything else in these Articles, indemnification of any Director, Officer-Director or Subsidiary Outside Director, or any person formerly serving in any such capacities, and advancement of expenses in connection with either an administrative proceeding or a civil action instituted by a federal banking agency ("Regulatory Proceedings") shall be governed by this Section.

(b) Banking Regulations Defined. The term "Banking Regulations" shall mean any state or federal laws or regulations applicable to the corporation, or any formal policies adopted by a regulatory agency having jurisdiction over the corporation.

(c) Indemnification in Regulatory Proceedings. The corporation shall provide indemnification and advancement of expenses in connection with Regulatory Proceedings to the extent permitted, and in the manner prescribed by Banking Regulations. Insurance and other means to ensure payment of costs and expenses in Regulatory Proceedings may be obtained or provided to the extent permitted and in the manner prescribed by Banking Regulations.

Section 9.8. Enforcement of Rights. The corporation shall indemnify any person granted indemnification rights under this Article against any reasonable expenses incurred by the person to enforce such rights.

Section 9.9. Set-off of Claims. Any person granted indemnification rights herein may directly assert such rights in set-off of any claim raised against the person by or in the right of the corporation and shall be entitled to have the same tribunal which adjudicates the corporation's claim adjudicate the person's entitlement to indemnification by the corporation.

Section 9.10. Continuation of Rights. The indemnification rights provided in this Article shall continue as to a person who has ceased to be a Director, Officer-Director, or Subsidiary Outside Director and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 9.11. Effect of Amendment or Repeal. Any amendment or repeal of this Article shall not adversely affect any right or protection of a Director, Officer-Director, or Subsidiary Outside Director or person formerly serving in any of such capacities existing at the time of such amendment or repeal with respect to acts or omissions occurring prior to such amendment or repeal.

Section 9.12. Severability of Provisions. Each of the substantive provisions of this Article is separate and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions.

ARTICLE X
Repurchase of Shares

To the extent authorized by applicable laws, the corporation may use its unreserved and unrestricted surplus to purchase its own shares, which will be held as authorized but unissued shares.

ARTICLE XI
Amendment to Bylaws

The Board of Directors shall have full power to adopt, alter, amend, or repeal the Bylaws or adopt new Bylaws; provided nothing herein shall deny the concurrent power of the shareholders to adopt, alter, amend, or repeal the Bylaws so long as any Bylaw is not inconsistent with law or these Articles.

ARTICLE XII
Amendment to Articles

This corporation reserves the right to amend all or change or repeal any provision contained in its Articles of Incorporation in any manner now or hereafter prescribed or permitted by law. All rights of shareholders of this corporation are granted subject to this reservation.

ARTICLE XIII
Statutory Agent

The name and street address of the initial statutory agent of this corporation is Steve Halverson, 7981 North Oracle Road, Tucson, AZ 85704.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation on this 4th day of February, 2004.

Steve Halverson, Incorporator

Address:
7981 North Oracle Road
Tucson, AZ 85704

m29622-473335.2.doc

Exhibit 2.2

BYLAWS

OF

CANYON BANCORPORATION

Dated January _____, 2004

TABLE OF CONTENTS

BYLAWS

OF

CANYON BANCORPORATION

(Incorporated Under the Laws of Arizona)

Section 1
SHAREHOLDERS' MEETINGS

1.1. Place. Shareholders' meetings will be held at the principal office of the corporation, or at any other location within any county in which the corporation has a branch or office, as shall be determined by the Board of Directors and stated in the notice of meeting.

1.2. Annual Meeting. The annual meeting of the shareholders of the corporation for the election of directors to succeed those whose terms then expire and for the transaction of any other business as may properly come before the meeting will be held each year on the date determined by the Board of Directors. Failure to hold an election of directors at the annual meeting of the shareholders, through oversight or otherwise, does not affect the validity of any corporate action, and a meeting of the shareholders may be held at a later date for the election of directors and for the transaction of any other business that may properly come before the meeting. Any election held or other business transacted at a later meeting will be as valid as if done or transacted at the annual meeting of the shareholders. Any later meeting will be called in the same manner as a special meeting of the shareholders, and notice of the time, place, and purpose of the meeting will be given in the same manner as notice of a special meeting of the shareholders.

1.3. Special Meetings. Special meetings of the shareholders for any purpose or purposes may be called at any time by the President, any member of the Board of Directors, or by holders of not less than one-third (1/3) of all shares of stock of the corporation entitled to vote on any issue proposed to be considered at the meeting.

1.4. Notices of Meetings. Written notice stating the date, time, and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless a purpose of the meeting is to act on an amendment to the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of all or substantially all of the assets of the corporation, or the dissolution of the corporation, in which case notice will be delivered not less than twenty (20) nor more than sixty (60) days before the date of the meeting. Notice of any shareholders' meeting will be delivered either personally or by mail, by or at the direction of the

President, the Secretary, or the person or persons calling the meeting, to each shareholder of record entitled to vote at the meeting and to others as required by law. If mailed, the notice will be deemed to be delivered when deposited in the United States mail with postage prepaid, addressed to the shareholder at his or her address as it appears in the current records of the corporation.

1.5. Waiver of Notice. Notice of any shareholders' meeting may be waived at any time, either before or after the meeting, if the waiver is in writing, signed by the shareholders entitled to notice, and delivered to the corporation. A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting. A shareholder waives objection to consideration of a particular matter at a meeting that is not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

1.6. Adjourned Meetings. An adjournment or adjournments of any shareholders' meeting may be taken until the time and place determined by those present, without new notice being given, whether by reason of the failure of a quorum to attend or otherwise. However, any meeting at which directors are to be elected will be adjourned only from day to day until the directors are elected.

1.7. Quorum of Shareholders. A majority of the votes in a voting group entitled to vote on a matter represented at a shareholders' meeting in person or by proxy other than solely to object to the meeting or the business to be transacted, having once been in attendance at the meeting, will constitute a quorum for that voting group for action taken during the meeting on that matter. If a quorum is present, action is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the vote of a greater number is required by law, the Articles of Incorporation, or these Bylaws. Shareholders may participate in a meeting of the shareholders by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other during the meeting. Participation by such means will constitute presence in person at a meeting.

1.8. Voting of Shares. All voting at shareholders' meetings will be by voice vote unless any qualified voter demands a vote by ballot. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his or her duly authorized attorney-in-fact. No proxy will be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Each outstanding share is entitled to one vote on each matter submitted, and shareholders do not have the right to cumulate their votes with respect to the election of directors.

1.9. Action Without Meeting. Any action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting if a written consent resolution, setting forth the action taken, is signed by all shareholders entitled to vote on the action and is delivered to the corporation. Once delivered, the consent resolution will have the same force and effect as a unanimous vote of the shareholders.

Section 2
BOARD OF DIRECTORS

2.1. Number and Qualifications. All corporate powers shall be exercised by, or under the authority of, and the business and affairs of the corporation will be managed by a board of directors, the members of which need not be shareholders of the corporation or residents of the State of Arizona. The range in the number of directors will be as set by the Articles of Incorporation with the exact number of directors to be determined by resolution of the Board of Directors from time to time.

2.2. Election - Term of Office. The directors will be elected by the shareholders at each annual shareholders' meeting, to hold office until the next annual shareholders' meeting and until their respective successors are elected and qualified.

2.3. Vacancies. Except as otherwise provided by law, vacancies in the Board of Directors, whether caused by resignation, death, or otherwise, may be filled by the remaining directors, whether constituting a quorum or not, or by the shareholders entitled to vote for the positions vacated. Directors elected to fill vacancies will hold office during the unexpired term of their predecessors and until their successors are elected and qualified.

2.4. Annual Meeting. The first meeting of each newly elected Board of Directors will be the annual meeting of the Board of Directors and will be held immediately after and at the same place as the annual shareholders' meeting or any later shareholders' meeting at which a Board of Directors is elected.

2.5. Regular Meetings. Regular meetings of the Board of Directors will be held on the dates and at the times and places decided by resolution of the Board of Directors.

2.6. Special Meetings. Special meetings of the Board of Directors may be held at any time and at any place whenever called by the Chairperson, the President or any two (2) directors of the corporation.

2.7. Notice of Meetings. Notice of the annual or regular meetings of the Board of Directors is not required. Notice of the date, time, and place of special meetings of the Board of Directors must be given, by or at the direction of the Chairperson of the Board, the President, the Secretary, or any person or persons calling the meeting, by mail, facsimile, radio, telegram, or personal communication over the telephone or otherwise, at least two (2) days prior to the day on which the meeting is to be held. No notice need be given if the time and place of the meeting has been fixed by resolution of the Board of Directors and a copy of the resolution has been mailed to every director at least two (2) days before the meeting.

2.8. Waiver of Notice. Notice of any meeting of the Board of Directors may be waived at any time, either before or after a meeting, if the waiver is in writing, signed by the director entitled to notice, and delivered to the corporation. Notice is waived by any director attending or participating in a meeting unless the director, at the beginning of the meeting or promptly on the director's arrival, objects to holding the meeting or transacting business at the meeting and does not vote for or assent to any action taken at the meeting.

2.9. Quorum of Directors; Attendance. A majority of the number of directors fixed in accordance with the Articles of Incorporation or Bylaws from time to time will constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors. Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board or committee by means of a conference telephone or similar communication equipment by which all persons participating in the meeting can hear each other at the meeting. Participation by such means will constitute presence in person at a meeting.

2.10. Dissent by Directors. A director of the corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action unless (a) the director objects at the beginning of the meeting, or promptly on his or her arrival, to holding the meeting or transacting business at the meeting; (b) the director's dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) the director delivers written notice of his or her dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within a reasonable time after adjournment. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

2.11. Action Without Meeting. Any action which may be or is required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of a committee designated by the Board of Directors, may be taken without a meeting if a written consent resolution, setting forth the action taken, is signed by all of the directors or all of the members of the committee, as the case may be, and is delivered to the corporation. The fully signed consent resolution will have the same force and effect as a unanimous vote.

2.12. Removal of Directors. One or more directors may be removed, with or without cause, at a special meeting of shareholders called expressly for that purpose by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. Any vacancy caused by such removal may be filled by the shareholders at such meeting, and any director elected to fill such vacancy shall serve only for the unexpired term of his predecessor in office.

2.13. Executive Committee. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an Executive Committee of not less than two (2) members, and may designate one of such members as chairperson. Any member of the Board may serve as an alternate member of the Executive Committee in the absence of a regular member of members. The Executive Committees shall have and may exercise all the authority of the Board of Directors during the intervals between meetings of the Board, except that the Executive Committee shall not have the authority to: (a) authorize or approve a distribution except according to a general formula or method prescribed by the Board of Directors; (b) approve or propose to shareholders action required to be approved by shareholders; (c) fill vacancies on the Board of Directors or on any of its committees; (d) amend the Articles of Incorporation of the corporation; (e) adopt, amend, or repeal the Bylaws of the corporation; (f) approve a plan of merger not requiring shareholder approval; or (g) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except as authorized by the Board of Directors within limits specifically prescribed by the Board.

2.14. Other Committees. By resolution adopted by a majority of the entire Board of Directors, the Board may designate from among its members such other committees as it may deem necessary, each of which shall consist of not less than two (2) directors and have such powers and duties as may from time to time be prescribed by the Board.

2.15. Rules of Procedure. The majority of the members of any committee may fix its rules of procedure. All actions by any committee shall be reported in written minutes available at any reasonable time to any Board member. Such actions shall be subject to revision, alteration and approval by the Board of Directors; provided, that no rights or acts of third parties who have relied in good faith on the authority granted herein shall be affected by such revision or alteration.

Section 3
OFFICERS

3.1. Officers Enumerated - Election. The officers of the corporation may include a President, Chief Financial Officer and Secretary and one or more Vice Presidents, as well as any assistants to the officers as the Board of Directors may determine. The Board of Directors, in its discretion, may also elect a Chairperson of the Board from among the members of the Board. All officers will be elected by the Board of Directors at its annual meeting to hold office until their successors are elected and qualified.

3.2. Qualifications. None of the officers of the corporation need be a director, except the Chairperson of the Board. Excluding the office of President, any two or more offices may be held by the same person.

3.3. Chairperson of the Board. The Chairperson of the Board, if any, will preside over all shareholder and director meetings at which he or she is present and will perform such other duties as may from time to time be assigned by the Board of Directors; provided, however, that the Chairperson of the Board will not, by reason of his or her office, be considered an executive officer of the corporation or be assigned executive responsibilities or participate in the operational management of the corporation.

3.4. President. The President will be the chief executive officer of the corporation and will have general management of the business of the corporation. Subject to the authority of the Board of Directors, the President will have general charge, supervision, and control over the business and affairs of the corporation and will be responsible for its management. The President will submit a report of the operations of the corporation for the preceding year to the shareholders at their annual meeting. If no Chairperson of the Board is elected by the Board of Directors or in the absence of the Chairperson or Vice Chairperson, if any, of the Board, the President will preside at all meetings of the shareholders, and of the Board of Directors if he or she is a member of the Board. Any shares of stock of another corporation held by the corporation will be voted by the President, subject to direction from the Board of Directors. The President will perform any other duties assigned to that office from time to time by the Board of Directors.

3.5. Vice President. If the President is absent or disabled, the Vice President will have and may exercise and perform the authority and duties of the President. In addition, the Vice President will perform any other duties assigned to that office by the Board of Directors or President from time to time. If more than one Vice President is elected, the Vice Presidents will have the titles, seniority, and duties established for them by the Board of Directors.

3.6. Secretary. The Secretary will prepare and keep minutes of meetings of shareholders and directors, will be responsible for authenticating records of the corporation, and will exercise the usual authority pertaining to the office of secretary. The Secretary will keep the stock book of the corporation, a record of certificates representing shares of stock issued by the corporation, and a record of transfers of certificates. The Secretary will keep and, when proper, affix the seal of the corporation, if any, and will perform any other duties assigned to that office by the Board of Directors or President from time to time.

3.7. Chief Financial Officer. The Chief Financial Officer will have charge and custody of and be responsible for all funds and securities of the corporation. The Chief Financial Officer will deposit all such funds in the name of the corporation in the depositories or invest them in the investments designated or approved by the Board of Directors, and will authorize disbursement of the funds of the corporation in payment of just demands against the corporation or as may be ordered by the Board of Directors on securing proper vouchers. The Chief Financial Officer will render to the Board of Directors from time to time, as may be required, an account of all transactions as Chief Financial Officer, and will perform any other duties assigned to that office from time to time by the Board of Directors or President.

3.8. Other Officers and Agents. The Board of Directors may appoint other officers and agents as it deems necessary or expedient. Such other officers will hold their offices for terms as provided in Subsection 3.1 above, and such other agents will hold their positions for the periods determined from time to time by the Board of Directors. These other officers and agents will exercise the authority and perform the duties prescribed for them by the Board of Directors, which authority and duties may include, in the case of the other officers, one or more of the duties of the named officers of the corporation.

3.9. Removal of Officers. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served by doing so. Removal will be without prejudice to the contract rights, if any, of the person removed. Election or appointment of an officer or agent will not of itself create contract rights.

3.10. Vacancies. Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting.

3.11. Salaries. Salaries of all officers and agents of the corporation appointed by the Board of Directors will be fixed by the Board of Directors.

Section 4
BUSINESS OF THE CORPORATION

4.1. Obligations. The President and Chairperson of the Board, if any (or the Vice President in their absence or disability), will have responsibility for and authority to carry out the normal and regular business affairs of the corporation. Any agreements or other documents requiring Board approval will be valid if approved by the Board and signed by the Chairperson of the Board, the President, or Vice President and attested by the Secretary or an Assistant Secretary.

4.2. Contracts. The Board of Directors may authorize any officer or agent to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. This authority may be general or confined to specific instances.

4.3. Loans to Corporation. No loans will be contracted on behalf of the corporation, and no evidence of indebtedness will be issued in its name, unless authorized by the Board of Directors. This authority may be general or confined to specific instances.

4.4. Checks and Drafts. All checks, drafts, or other orders for the payment of money, notes, or other evidence of indebtedness issued in the name of the corporation will be signed by the officer(s) or agent(s) of the corporation and in the manner prescribed from time to time by the Board of Directors.

Section 5
STOCK

5.1. Certificate of Stock. The corporation may issue uncertificated securities, consistent with the laws of the State of Arizona, the transfer and ownership of which shall be registered on books maintained for that purpose by the corporation or its designated agents. If the corporation issues stock certificates, the certificates will be in such form as designated by the Board of Directors, will be numbered in the order in which they will be issued, and will be signed, either manually or in facsimile, by the President or Vice President and the Secretary, or by the Board of Directors. The certificate may be sealed with the corporate seal. Every certificate of stock will state:

(a) The name of the corporation and the fact that the corporation is incorporated under the laws of the State of Arizona;

(b) The name of the registered holder of the shares represented by the certificate; and

(c) The number and class of the shares and the designation of the series, if any, represented by the certificate.

5.2. Transfer. Shares of the corporation in stock certificate form may be transferred by delivery of the certificate, accompanied by either an assignment in writing on the back of the certificate or a separate written assignment and power of attorney to transfer the same, which in either event is signed by the record holder of the certificate. No transfer will be valid, except as between the parties to the transfer, until the transfer is made on the books of the corporation. Except as otherwise specifically provided in these Bylaws, no shares of stock will be transferred on the books of the corporation until the outstanding certificate or certificates representing the transferred stock have been surrendered to the corporation.

5.3. Shareholders of Record. The corporation will be entitled to treat the holder of record on the books of the corporation of any share or shares of stock as the holder in fact of those shares for all purposes, including the payment of dividends on and the right to vote the stock, unless provided otherwise by the Board of Directors.

5.4. Loss or Destruction of Certificates. If any certificate of stock is lost or destroyed, another may be issued in its place on proof of loss or destruction and on the giving of a satisfactory bond of indemnity to the corporation. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is proper to do so.

5.5. Record Date and Transfer Books. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors will make in advance a record date for any such determination of shareholders. The record date in any case will not be more than seventy (70) days and, in the case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring the determination of shareholders is to be taken. If no record date is fixed for these purposes, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring the dividend is adopted, as the case may be, will be the record date for the determination of shareholders.

5.6. Regulations. The Board of Directors will have the power and authority to make all rules and regulations it deems expedient concerning the issue, transfer, conversion, and registration of certificates for shares of stock of the corporation not inconsistent with these Bylaws, the Articles of Incorporation, or the laws of the United States or the State of Arizona.

5.7. Preemptive Rights. Shareholders do not have a preemptive right to acquire unissued shares of stock of the corporation.

Section 6
BOOKS AND RECORDS

6.1. Records of Corporate Meetings and Share Register. The corporation will keep at either its principal place of business, its registered office, or another place permitted by law, as the Board of Directors may designate, (a) complete books and records of account and complete minutes or records of all of the proceedings of the Board of Directors, director committees, and shareholders, and (b) a record of shareholders, giving the names of the shareholders in alphabetical order by class of shares and showing their respective addresses and the number and class of shares held by each.

6.2. Reliance on Records. Any person dealing with the corporation may rely on a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors, director committees, or shareholders when certified by the President, Vice President, or Secretary.

Section 7
CORPORATE SEAL

The corporation may adopt, but will not be required to adopt, a corporate seal. If a seal is adopted, it will consist of a flat-faced circular die producing words, letters, and figures in raised form which will state the name of the corporation, the year of its incorporation, and the words "corporate seal."

Section 8
AMENDMENTS

8.1. By the Shareholders. These Bylaws may be amended. altered, or repealed at any regular or special meeting of the shareholders if notice of the proposed alteration or amendment is contained in the notice of the meeting.

8.2. By the Board of Directors. The Bylaws may be amended, altered, or repealed by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of the Board, if notice of the proposed alteration or amendment is contained in the notice of the meeting; provided, however, the Board of Directors shall not amend, alter, or repeal any Bylaw in such manner as to affect the qualifications, classifications, term of office or compensation of the directors in any way. Any action of the Board of Directors with respect to the amendment, alteration or repeal of these Bylaws is hereby made expressly subject to change or repeal by the shareholders.

Section 9
FISCAL YEAR

The fiscal year of the corporation shall be the calendar year.

CERTIFICATE OF ADOPTION

The undersigned duly authorized officer of CANYON BANCORPORATION certifies that these are the Bylaws of the corporation, duly adopted by the Board of Directors.

DATED this _____ day of January, 2004.

____

____

Its ______________

SUBSCRIPTION FOR COMMON STOCK
CANYON BANCORPORATION

Exhibit 4.1

CANYON BANCORPORATION. is offering for sale 110,000 shares of common stock, no par value per share ("Common Stock"), at a subscription price of $36.00 per share.

The undersigned, having received and read the Offering Circular of CANYON BANCORPORATION, dated September __, 2005, hereby offers to purchase the number of shares of the Common Stock of the Company set forth below at a subscription price of $36.00 per share, and encloses herewith the full aggregate subscription price. Checks or money orders should be made payable to CANYON BANCORPORATION.

Shares subscribed for.. ***(Minimum 1,000 shares for new shareholders, 500 shares for existing shareholders)***	____________
Aggregate purchase price (enclosed)..	$__________

SUBSCRIPTIONS MUST BE RECEIVED BY CANYON BANCORPORATION NOT LATER THAN 5:00 P.M. LOCAL TIME ON _________, 2005, UNLESS THE OFFERING IS TERMINATED EARLIER OR EXTENDED. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART.

Shares purchased by the undersigned shall be registered as listed below. (If certificates for shares are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.)

How Shares To Be Registered *(Please Print)*	No. of Shares *(at $36.00 per share)*
____	____________
____	____________
____	____________

IN WITNESS WHEREOF, I/we have executed this Subscription, retaining a copy for my/our records, and returning the original copy by mail or delivery to:

CANYON BANCORPORATION
7981 North Oracle Road
Tucson, AZ 85704

Date: ____________________, 2005

______________________________ (Signature)	______________________________ (Signature) (If shares to be issued in more than one name)
______________________________ Name (Please print or type)	______________________________ Name (Please print or type)
______________________________ Street Address	______________________________ Street Address
______________________________ City and State ZIP	______________________________ City and State ZIP
Telephone:____________________	Telephone:____________________
Social Security No.:______________ or Taxpayer I.D. No.	Social Security No.:______________ or Taxpayer I.D. No.

IF SHARES TO BE HELD IN JOINT OWNERSHIP, ALL JOINT OWNERS SHOULD SIGN THIS SUBSCRIPTION.

CANYON COMMUNITY BANK, N.A.

EMPLOYEE STOCK OPTION PLAN

1. **Purpose of the Plan.** The purpose of this Employee Stock Option Plan ("Plan") is to provide additional incentives to key employees of Canyon Community Bank, N.A. ("Bank") and any of its future Subsidiaries, thereby helping to attract and retain the best available personnel for positions of responsibility with said corporations and otherwise promoting the success of the business activities of Bank. Bank intends that Options issued pursuant to this Plan shall constitute either Incentive Stock Options within the meaning of Section 422 of the Code or Nonqualified Stock Options

2. **Definitions.** As used in this Plan, the following definitions apply:

   a. "Bank" has the meaning set forth in paragraph 1 of this Plan.

   b. "Board" means the Board of Directors of Bank.

   c. "Code" means the Internal Revenue Code of 1986, as amended.

   d. "Common Stock" means Bank's common stock, $1.00 par value per share.

   e. "Committee" has the meaning set forth in subparagraph 4(a) of this Plan.

   f. "Continuous Status as Employee" means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of sick leave, military leave or any other approved leave of absence.

   g. "Date of Grant" of an Option means the date on which the Committee makes the determination granting such Option, or such later date as the Committee may designate. The Date of Grant shall be specified in the Option agreement.

   h. "Employee" means any person employed by Bank, or a Subsidiary of Bank which is currently in existence or is hereafter organized or is acquired by the Bank.

   i. "Exercise Price" has the meaning set forth in subparagraph 4(b)(2) of this Plan.

   j. "Option" means a stock option granted under this Plan. Options shall include both Incentive Stock Options as defined under Section 422 of the Code and Nonqualified Stock Options, which refer to all stock options other than Incentive Stock Options.

   k. "Optionee" means an Employee who receives an Option.

   l. "Plan" has the meaning set forth in paragraph 1 of this Plan.

m. "Parent" means any corporation owning at least eighty percent (80%) of the total voting power of the issued and outstanding stock of Bank, and eighty percent (80%) of the total value of the issued and outstanding stock of Bank.

n. "Shareholder-Employee" means an Employee who owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of Bank or of any Subsidiary or parent company. For this purpose, the attribution of stock ownership rules provided in Section 424(d) of the Code shall apply.

o. "Subsidiary" means any corporation of which not less than fifty percent (50%) of the voting shares are held by Bank or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by Bank or a Subsidiary.

3. Stock Subject to Options.

a. Number of Shares Reserved. The maximum number of shares which may be optioned and sold under this Plan is 45,787 shares of the Common Stock of Bank (subject to adjustment as provided in subparagraph 6(j) of this Plan). During the term of this Plan, Bank will at all times reserve and keep available a sufficient number of shares of its Common Stock to satisfy the requirements of this Plan.

b. Expired Options. If any outstanding Option expires or becomes unexercisable for any reason without having been exercised in full, the shares of Common Stock allocable to the unexercised portion of such Option will again become available for other Options.

4. Administration of the Plan.

a. The Committee. The Board will administer this Plan directly, acting as a Committee of the whole, or if the Board elects, by a separate Committee appointed by the Board for that purpose and consisting of at least three Board members. All references in the Plan to the "Committee" refers to this separate Committee, if any is established, or if none is then in existence, refers to the Board as a whole. Once appointed, any Committee will continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause), appoint new members in substitution, and fill vacancies however caused. The Committee will select one of its members as chairman, and will hold meetings at such times and places as the chairman or a majority of the Committee may determine. At all times, the Board will have the power to remove all members of the Committee and thereafter to directly administer this Plan as a Committee of the whole.

(1) Members of the Committee who are eligible for Options or who have been granted Options will be counted for all purposes in determining the

existence of a quorum at any meeting of the Committee and will be eligible to vote on all matters before the Committee respecting the granting of Options or administration of this Plan.

(2) At least annually, the Committee must present a written report to the Board indicating the persons to whom Options have been granted since the date of the last such report, and in each case the Date of Grant, the number of shares optioned, and the per-share Exercise Price.

b. Powers of the Committee. All actions of the Committee must be either (i) by a majority vote of the members of the full Committee at a meeting of the Committee, or (ii) by unanimous written consent of all members of the full Committee without a meeting. All decisions, determinations and interpretations of the Committee will be final and binding on all persons, including all Optionees and any other holders or persons interested in any Options, unless otherwise expressly determined by a vote of the majority of the entire Board. No member of the Committee or of the Board will be liable for any action or determination made in good faith with respect to the Plan or any Option. Subject to all provisions and limitations of the Plan, the Committee will have the authority and discretion:

(1) to determine the persons to whom Options are to be granted, the Dates of Grant, and the number of shares to be represented by each Option;

(2) to determine the price at which shares of Common Stock are to be issued under an Option, subject to subparagraph 6(b) of this Plan ("Exercise Price");

(3) to determine all other terms and conditions of each Option granted under this Plan (including specification of the dates upon which Options become exercisable, and whether conditioned on performance standards, periods of service or otherwise), which terms and conditions can vary between Options; provided, however, that such terms and conditions, including vesting requirements, shall be in accordance with the Federal Deposit Insurance Corporation Statement of Policy on Applications for Deposit Insurance (the "FDIC Policy Statement"); and provided, further, that all initial Options granted in connection with the Bank's start-up operations shall at minimum vest in equal portions over the initial three years of the Bank's operations;

(4) to modify or amend the terms of any Option previously granted, or to grant substitute Options, subject to subparagraphs 6(l) and 6(m) of this Plan;

(5) to authorize any person or persons to execute and deliver Option agreements or to take any other actions deemed by the Committee to be necessary or appropriate to effect the grant of Options by the Committee;

(6) to interpret this Plan and to make all other determinations and take all other actions which the Committee deems necessary or appropriate to administer this Plan in accordance with its terms and conditions and in accordance with the FDIC Policy Statement.

5. **Eligibility.** Options may be granted only to Employees. Granting of Options under this Plan will be entirely discretionary with the Committee. Adoption of this Plan will not confer on any Employee any right to receive any Option or Options under this Plan unless and until said Options are granted by the Committee in its sole discretion. Neither the adoption of this Plan nor the granting of any Options under this Plan will confer upon any Employee or Optionee any right with respect to continuation of employment, nor will the same interfere in any way with his or her right or with the right of the shareholders of Bank or any Subsidiary to terminate his or her employment at any time.

6. **Terms and Conditions of Options.** All Options granted under this Plan must be authorized by the Committee, and must be documented in written Option agreements in such form as the Committee will approve from time to time, which agreements must comply with and be subject to all of the following terms and conditions:

a. Number of Shares; Annual Limitation. Each Option agreement must state whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option and the number of shares subject to Option. Any number of Options may be granted to an Employee at any time; except that, in the case of Incentive Stock Options, the aggregate fair market value (determined as of each Date of Grant) of all shares of Common Stock with respect to which Incentive Stock Options become exercisable for the first time by such Employee during any one calendar year (under all incentive stock option plans of the Company and all of its Subsidiaries taken together) shall not exceed $100,000. Any portion of an Option in excess of the $100,000 limitation shall be treated as a Nonqualified Stock Option

b. Exercise Price and Consideration. The Exercise Price shall be the price determined by the Committee, subject to subparagraphs (1) and (2) below.

(1) In the case of Incentive Stock Options, the Exercise Price shall in no event be less than the fair market value of the Common Stock on the Date of Grant. In the case of an Incentive Stock Option granted to a Employee who, immediately before the grant of such Incentive Stock Option, is a Shareholder-Employee, the Exercise Price shall be at least 110% of the fair market value of the Common Stock on the Date of Grant.

(2) In all cases, the Exercise Price shall be no less than the greater of (i) the fair market value of the Common Stock or (ii) the net book value of the Common Stock at the time of grant, as is determined by the Committee.

(3) In all cases, the Exercise Price shall be payable either (i) in United States dollars upon exercise of the Option, or (ii) if approved by the Board, other consideration including without limitation Common Stock of Bank, services, debt instruments or other property.

c. Term of Option. No Option shall in any event be exercisable after the expiration of ten (10) years from the Date of Grant. Further, no Incentive Stock Option granted to a Employee who, immediately before such Incentive Stock Option is granted, is a Shareholder-Employee shall be exercisable after the expiration of five (5) years from the Date of Grant. Subject to the foregoing and other applicable provisions of the Plan including but not limited to subparagraphs 6(g), 6(h) and 6(i), the term of each Option will be determined by the Committee in its discretion.

d. Non-transferability of Options. No Option may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

e. Manner of Exercise. An Option will be deemed to be exercised when written notice of exercise has been given to Bank in accordance with the terms of the Option by the person entitled to exercise the Option, together with full payment for the shares of Common Stock subject to said notice.

f. Rights as Shareholder. An Optionee shall have none of the rights of a shareholder with respect to any shares covered by his or her Option unless and until the Optionee has exercised such Option and submitted full payment for the shares.

g. Death of Optionee. An Option shall be exercisable at any time prior to termination under subparagraphs (1) or (2), below, by the Optionee's estate or by such person or persons who have acquired the right to exercise the Option by bequest or by inheritance or by reason of the death of the Optionee. In the event of the death of an Holder,

(1) an Incentive Stock Option shall terminate no later than the earliest of (i) one year after the date of death of the Optionee if the Optionee had been in Continuous Status as an Employee since the Date of Grant of the Option, or (ii) the date specified under subparagraph 6(i) of this Plan if the Optionee's status as an Employee was terminated prior to his or her death, or (iii) the expiration date otherwise provided in the applicable Option agreement; and

(2) a Nonqualified Stock Option shall terminate no later than the earlier of (i) one year after the date of death of the Optionee, or (ii) the expiration date otherwise provided in the Option agreement, except that if the expiration date of a Nonqualified Stock Option should occur during the 180-day

period immediately following the Optionee's death, such Option shall terminate at the end of such 180-day period.

h. Disability of Optionee. If an Optionee's status as an Employee is terminated at any time during the Option period by reason of a disability (within the meaning of Section 22(e)(3) of the Code) and if said Optionee had been in Continuous Status as an Employee at all times between the date of grant of the Option and the termination of his or her status as an Employee, his or her Option shall terminate no later than the earlier of (i) one year after the date of termination of his or her status as an Employee, or (ii) the expiration date otherwise provided in his or her Option agreement.

i. Termination of Status as an Employee.

(1) If an Optionee's status as an Employee is terminated at any time after the grant of an Option to such Employee for any reason other than death or disability (as described in subparagraphs 6(g) and 6(h) above) and not for cause, as provided in subparagraph (2) below, then such Option shall terminate no later than the earlier of (i) the same day of the third month after the date of termination of his or her status as an Employee, or (ii) the expiration date otherwise provided in his or her Option agreement.

(2) If an Optionee's status as an Employee is terminated for cause at any time after the grant of an Option to such Employee, then such Option shall terminate at the end of the day on the date of termination of his or her status as an Employee. For this purpose, "cause" includes fraud or willful misconduct or any other conduct which the Board reasonably believes will cause or has caused Bank substantial injury as a result of gross negligence or dishonesty.

j. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of Bank, the number of shares of Common Stock covered by each outstanding Option, the number of shares of Common Stock available for grant of additional Options, and the per-share Exercise Price in each outstanding Option, will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from any stock split or other subdivision or consolidation of shares, the payment of any stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares of Common Stock effected without receipt of consideration by Bank; provided, however, that conversion of any convertible securities of Bank will not be deemed to have been "effected without receipt of consideration." Such adjustment will be made by the Committee, whose determination in that respect will be final, binding and conclusive.

(1) Except as otherwise expressly provided in this subparagraph 6(j), no Optionee will have any rights by reason of any stock split or the payment

of any stock dividend or any other increase or decrease in the number of shares of Common Stock, and no issuance by Bank of shares of stock of any class, or securities convertible into shares of stock of any class, will affect the number of shares or Exercise Price subject to any Options, and no adjustments in Options will be made by reason thereof. The grant of an Option under this Plan will not affect in any way the right or power of Bank to make adjustments, reclassifications, reorganizations or changes of its capital or business structure.

k. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an Option granted under this Plan unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, including applicable federal and state securities laws. As a condition to the exercise of an Option, Bank may require the person exercising such Option to represent and warrant at the time of exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such Common Stock if, in the opinion of counsel for Bank, such a representation is required by any of the aforementioned relevant provisions of law.

l. Corporate Sale Transactions. In the event of the merger or reorganization of Bank with or into any other corporation, the sale of substantially all of the assets of Bank, or a dissolution or liquidation of Bank (collectively, "Sale Transaction"), (1) all outstanding Options that are not then fully exercisable will become exercisable upon the date of closing of any sale transaction or such earlier date as the Committee may fix; and (2) the Committee may, in the exercise of its sole discretion, terminate all outstanding Options as of a date fixed by the Committee. In such event, however, the Committee must notify each Optionee of such action in writing not less than sixty (60) days prior to the termination date fixed by the Committee, and each Optionee must have the right to exercise his or her Option prior to said termination date.

m. Substitute Stock Options. In connection with an internal reorganization of Bank (e.g., formation of a holding company), the Committee is authorized, in its discretion, to substitute for any unexercised Option, a new option for shares of the resulting entity's stock.

n. Tax Compliance. Bank, in its sole discretion, may take actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the grant or exercise of any Option or the disposition of any shares of Common Stock issued upon exercise of an Option, including, but not limited to (i) withholding from any Optionee exercising an Option a number of shares of Common Stock having a fair market value equal to the amount required to be withheld by Bank under applicable tax laws, and (ii) withholding from any form of compensation or other amount due an Optionee, or holder, of shares of Common Stock issued upon exercise of an Option any amount required to be withheld by Bank under applicable tax laws. Withholding or reporting will be considered required for purposes of this subparagraph if the Committee, in its sole discretion, so determines.

o. Federally Mandated Exercise of Options. If the Employer's primary federal regulator determines that the Employer's capital falls below the regulator's minimum capital requirements and notifies the Employer in writing to require the exercise or forfeiture of all vested Options, the Employer will so notify each Optionee immediately in writing. Upon receipt of such written notice from the Employer, Optionees must exercise their vested Options within the period of time specified by the Bank's primary federal regulator. Failure to exercise Options under this subsection (o) will result in the Optionee's forfeiture of his or her vested Options.

p. Holding Period for Incentive Stock Options. With regard to shares of Common Stock issued pursuant to an Incentive Stock Option granted under the Plan, if the Optionee (or such other person who may exercise the Option pursuant to subparagraph 6(g) of this Plan) makes a disposition of such shares within two years from the Date of Grant of such Option, or within one year from the date of issuance of such shares to the Optionee upon the exercise of such Option, then the Optionee must notify the Company in writing of such disposition and must cooperate with the Company in any tax compliance relating to such disposition.

q. Other Provisions. Option agreements executed under this Plan may contain such other provisions as the Committee will deem advisable.

7. **Term of the Plan.** This Plan will become effective and Options may be granted upon the Plan's approval by the Board, subject to shareholder approval. Unless sooner terminated as provided in subparagraph 7(a) of this Plan, this Plan will terminate on the tenth (10th) anniversary of its effective date. Options may be granted at any time after the effective date and prior to the date of termination of this Plan.

a. Amendment or Early Termination of the Plan. The Board may terminate this Plan at any time. The Board may amend this Plan at any time and from time to time in such respects as the Board may deem advisable, except that, without approval of the shareholders, no revision or amendment will increase the number of shares of Common Stock subject to this Plan other than in connection with an adjustment under subparagraph 6(j) of this Plan.

b. Effect of Amendment or Termination. No amendment or termination of this Plan will affect Options granted prior to such amendment or termination, and all such Options will remain in full force and effect notwithstanding such amendment or termination.

8. **Regulatory and Shareholder Approvals.** Adoption of this Plan will be subject to approval by the affirmative vote of shareholders owning at least a majority of the outstanding Common Stock of Bank at a duly convened meeting. If shareholder approval is not obtained within twelve (12) months after the date of the Board's adoption of this Plan, then this Plan shall terminate subject to subparagraph 7(b) of the Plan except that any Incentive Stock Options previously granted under the Plan shall become Nonqualified Stock Options, and no further Options shall be granted under the Plan.

[Signature Appears on the Following Page]

CERTIFICATE OF ADOPTION

I certify that the foregoing Employee Stock Option Plan was approved by the Board of Directors of Canyon Community Bank, N.A. on September 14, 2000.

I further certify that the foregoing Employee Stock Option Plan was approved by the shareholders of Canyon Community Bank, N.A. on September 14, 2000.

____

Steve Halverson, President and CEO

INCENTIVE STOCK OPTION
(Non-transferable)

CANYON COMMUNITY BANK, N.A.

For value received, Canyon Community Bank, N.A., a national banking association (the "Bank") hereby grants to _________ (the "Holder"), subject to the terms and conditions hereinafter set forth, an option ("Option") to purchase 6,105 shares of the common stock of the Bank (the "Shares"). This Option is granted pursuant to the Bank's Employee Stock Option Plan, the terms and conditions of which are incorporated by this reference.

1. **Term and Exercise**

1.1 Term. This Option shall have a term of ten (10) years after the date of grant, which is _________________, 2000 (the "Grant Date").

1.2 Vesting Schedule. This Option will be 100% vested at the end of five (5) years, with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the Grant Date.

1.3 Exercise. The Holder shall exercise this Option, if at all, by tendering a notice in writing at the offices of the Bank, specifying the number of shares to be purchased, together with a certified check in favor of the Bank in an amount equal to the full purchase price of the number of Shares so specified.

1.4 Issuance of Shares. Within ten (10) business days following the exercise of this Option by the Holder as provided in Section 1.3, the Bank shall cause to be issued in the name of and delivered to the Holder a certificate or certificates for the Shares. The Bank covenants and agrees at all times to reserve and hold available a number of shares of the authorized but unissued common stock of the Bank which is equal to or greater than the number of shares of common stock issuable upon the exercise of this Option.

2. **Option Price.** The option price at which the Shares may be purchased upon the exercise of this Option (the "Option Price") shall be $20 per share

3. **Non-Transferability.** The Holder will not pledge, hypothecate, sell or otherwise transfer or encumber this Option.

4. **OCC Capital Requirement.** If the Bank's capital falls below the minimum requirements contained in 12 CFR 3 or below a higher requirement as determined by the Office of the Comptroller of the Currency ("OCC"), the OCC may direct the Bank to require the option holder to exercise or forfeit his or her options. The Bank will notify option holders within 45 days from the date the OCC notifies the Bank in writing that the option holder must exercise or forfeit his or her options. The Bank will cancel options not exercised within 21 days of the Bank's notification. The Bank has agreed to comply with any OCC request that the Bank invoke its right to require the option holder to exercise or forfeit his or her options under the previous circumstances.

5. **Notices.** Any notice, offer, acceptance, demand, request, consent or other communication required or permitted under this Option must be in writing and will be deemed to have been duly

given or made either (1) when delivered personally to the party to whom it is directed (or any officer or agent of such party), or (2) three days after being deposited in the United States; mail, certified or registered, postage prepaid, return receipt requested and properly addressed to the party to whom it is directed. A communication will be deemed to be properly addressed of sent to a party at the address provided below:

If to the Bank:

Canyon Community Bank, N.A.
7981 North Oracle Road
Tucson, Arizona 85704
Attention: Chairman, Compensation Committee

with a copy to:

Stephen M. Klein, Esq.
Graham & Dunn, P.C.
1420 Fifth Avenue, 33rd Floor
Seattle, WA 98101-2390

If to the Holder:

____
____
____

6. **Governing Law.** This Option will be governed by and construed and enforced in accordance with the laws of the State of Arizona and the laws of the United States.

7. **Successors and Assigns.** All of the provisions of this Option will bind the Bank, its successors and assigns, the Holder, and the Holder's heirs, personal representatives and guardians.

IN WITNESS OF THE PARTIES' AGREEMENT, the Bank has caused this Option to be executed in its corporate name by its duly appointed and authorized officer, as of this ____ day of ___________, 2000.

CANYON COMMUNITY BANK, N.A.

____
By: ________________________________
Title: Chairman

ATTEST:

____
By: ________________________________
Title: ______________________________

ACCEPTED:

____

CANYON COMMUNITY BANK, N.A.

DIRECTOR NONQUALIFIED STOCK OPTION PLAN

1. **Purpose of the Plan.** The purpose of this Plan is to provide additional incentives to directors of Canyon Community Bank, N.A., thereby helping to attract and retain the best available personnel as directors of the Bank and to promote the success of the business activities of the Bank. It is intended that Options issued under this Plan will constitute nonqualified stock options.

2. **Definitions.** As used in this Plan, the following definitions apply:

   a. "Bank" means Canyon Community Bank, N.A. , a national banking association.

   b. "Board" means the Board of Directors of the Bank.

   c. "Common Stock" means the Bank's common stock, currently with $1.00 par value per share.

   d. "Committee" means the Board or the Committee appointed by the Board in accordance with Section 4(a) of this Plan.

   e. "Continuous Status as a Director" means the absence of any interruption or termination of service as a Director.

   f. "Director" means any person serving as a member of the Board of the Bank.

   g. "Option" means a stock option granted under this Plan, which constitutes a Nonqualified Stock Option.

   h. "Optioned Stock" means the Common Stock subject to an Option.

   i. "Optionee" means a Director who receives an Option.

   j. "Plan" means this Director Stock Option Plan.

   k. "Parent" means any corporation owning at least eighty percent (80%) of the total voting power of the issued and outstanding stock of the Bank, and eighty percent (80%) of the total value of the issued and outstanding stock of the Bank.

   l. "Subsidiary" means any bank or other corporation of which not less than 50% of the voting shares are held by the Bank or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Bank or a Subsidiary.

3. Stock Subject to Options.

a. Number of Shares Reserved. The maximum number of shares which may be optioned and sold under this Plan is 21,367 of the Common Stock of the Bank (subject to adjustment as provided in subparagraph 6(i) of this Plan). During the term of this Plan, the Bank will at all times reserve and keep available a sufficient number of shares of its Common Stock to satisfy the requirements of this Plan.

b. Expired Options. If any outstanding Option expires or becomes unexercisable for any reason without having been exercised in full, the shares of Common Stock allocable to the unexercised portion of such Option will again become available for other Options.

4. Administration of the Plan.

a. The Committee. The Board will administer this Plan directly, acting as a Committee of the whole, or if the Board elects, by a separate Committee appointed by the Board for that purpose and consisting of at least three Board members. All references in the Plan to the "Committee" refer to this separate Committee, if any is established, or if none is then in existence, refer to the Board as a whole. Once appointed, any Committee will continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause), appoint new members in substitution, and fill vacancies however caused. The Committee will select one of its members as chairman, and will hold meetings at such times and places as the chairman or a majority of the Committee may determine.

Members of the Committee who are either eligible for Options or who have been granted Options will be counted for all purposes in determining the existence of a quorum at any meeting of the Committee and will be eligible to vote on all matters before the Committee respecting the granting of Options or administration of this Plan.

At least annually, the Committee must present a written report to the Board indicating the Directors to whom Options have been granted since the date of the last such report, and in each case the date or dates of Options granted, the number of shares optioned, and the Option price per share.

At all times, the Board has the power to remove all members of the Committee and thereafter to directly administer this Plan as a Committee of the whole.

b. Powers of the Committee. Subject to all provisions and limitations of the Plan, the Committee will have the authority and discretion:

(1) to determine the Directors to whom Options are to be granted, the times of grant, and the number of shares to be represented by each Option;

(2) to determine the Option price for the shares of Common Stock to be issued according to each Option, subject to the provisions of subparagraph 6(b) of this Plan;

(3) to determine all other terms and conditions of each Option granted under this Plan (including specifying the dates upon which Options become exercisable), which need not be identical; provided, however, that such terms and conditions, including vesting requirements, shall be in accordance with the Federal Deposit Insurance Corporation Statement of Policy on Applications for Deposit Insurance (the "FDIC Policy Statement"); and provided, further, that all initial Options granted in connection with the Bank's start-up operations shall at minimum vest in equal portions over the initial three years of the Bank's operations;

(4) to modify or amend the terms of any Option previously granted, or to grant substitute Options, subject to the provisions of subparagraphs 6(l) and 6(m) of this Plan;

(5) to interpret this Plan;

(6) to authorize any person or persons to execute and deliver Option agreements or to take any other actions deemed by the Committee to be necessary or appropriate to effectuate the grant of Options by the Committee;

(7) to make all other determinations and take all other actions which the Committee deems necessary or appropriate to administer this Plan in accordance with its terms and conditions and in accordance with the FDIC Policy Statement.

All actions of the Committee must be either by (i) a majority vote of the members of the full Committee at a meeting of the Committee, or (ii) by unanimous written consent of all members of the full Committee without a meeting.

All decisions, determinations and interpretations of the Committee will be final and binding on all persons, including all Optionees and any other holders or persons interested in any Options, unless otherwise expressly determined by a vote of the majority of the entire Board. No member of the Committee or of the Board will be liable for any action or determination made in good faith with respect to the Plan or any Option.

5. **Eligibility.** Options may be granted only to Directors. Granting of Options under this Plan will be entirely discretionary with the Committee, and the adoption of this Plan will not confer on any Director any right to receive any Option or Options under this Plan unless and until said Options are granted by the Committee, in its sole discretion. Neither the adoption of this Plan nor the granting of any Options under this Plan will confer upon

any Director or Optionee any right with respect to continuation of status as a Director, nor will the same interfere in any way with his right or with the right of the shareholders of the Bank or any Subsidiary to terminate his status as a Director at any time.

6. **Terms and Conditions of Options.** All Options granted under this Plan must be authorized by the Committee, and must be documented in written agreements in such form as the Committee will from time to time approve, which agreements must comply with and be subject to all of the following terms and conditions:

a. Number of Shares. Each Option agreement must state the number of shares subject to Option. Any number of Options may be granted to a single eligible Director at any time and from time to time.

b. Option Price and Consideration. Each option agreement must state the option price for the shares of Common Stock to be issued under the Option which price must be not less than the greater of the market value of the Common Stock or the net book value of the Common Stock at the time of grant as is determined by the Committee.

The Option price is payable either (i) in United States dollars upon exercise of the Options, or (ii) if approved by the Board or Committee, other consideration including without limitation Common Stock of the Bank, services, or other property.

c. Term of Option. Subject to other applicable provisions of this Plan including but not limited to Section 6(e) in this paragraph, the term of each Option will be determined by the Committee in its discretion.

d. Manner of Exercise; Rights as Shareholder. An Option will be deemed to be exercised when written notice of exercise has been given to the Bank in accordance with the terms of the Option by the person entitled to exercise the Option, together with full payment for the shares of Common Stock subject to said notice.

e. Death of Optionee. In the event of the death of an Optionee who at the time of his death was a Director and who had been in Continuous Status as a Director since the date of grant of the Option, the Option will terminate on the earlier of (i) one year after the date of death of the Optionee, or (ii) the expiration date otherwise provided in the Option agreement, except that if the expiration date should occur during the 180-day period immediately following the Optionee's death, such Option will terminate at the end of such 180-day period. The Option will be exercisable at any time prior to such termination by the Optionee's estate, or by such person or persons who have acquired the right to exercise the Option by bequest or by inheritance or by reason of the death of the Optionee.

f. Disability of Optionee. If an Optionee's status as a Director is terminated at any time during the Option period by reason of a disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code) and if said Optionee had been in Continuous Status as a Director at all times between the date of grant of the Option and the termination of his status as a Director, his Option will terminate on the earlier of (i) one year after the date of termination of his status as a Director, or (ii) the expiration date otherwise provided in his Option agreement.

g. Termination of Status as a Director.

(1) If an Optionee's status as a Director is terminated at any time after the grant of his Option for any reason other than death or disability, as provided in subparagraphs (e) and (f) above, and excepting if the Director is removed for cause, as provided in (2) below, his Option will terminate on the earlier of (i) the same day of the sixth month after the date of termination of his status as a Director, or (ii) the expiration date otherwise provided in his Option agreement.

(2) If an Optionee is removed as a Director for cause at any time after the grant of his Option, then his Option will terminate on the date of termination of his status as a Director. For this purpose, cause will be deemed to exist only if the Board has reasonable grounds to believe that the Bank has suffered or will suffer substantial injury as a result of the gross negligence or dishonesty of the Director whose removal is proposed.

h. Non-transferability of Options. No Option granted under this Plan may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

i. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Bank, the number of shares of Common Stock covered by each outstanding Option, the number of shares of Common Stock available for grant of additional Options, and the price per share of Common Stock specified in each outstanding Option, will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from any stock split or other subdivision or consolidation of shares, the payment of any stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares of Common Stock effected without receipt of consideration by the Bank; provided, however, that conversion of any convertible securities of the Bank will not be deemed to have been "effected without receipt of consideration." Such adjustment will be made by the Committee, whose determination in that respect will be final, binding and conclusive.

Except as otherwise expressly provided in this subparagraph 6(i), no Optionee will have any rights by reason of any stock split or the payment of any stock dividend or any other increase or decrease in the number of shares of Common Stock. Except as otherwise expressly provided in this subparagraph 6(i), any issue by the Bank of shares of stock of any class, or securities convertible into shares of stock of any class, will not affect the number of shares or price of Common Stock subject to any Options and no adjustments in Options will be made by reason thereof. The grant of an Option under this Plan will not affect in any way the right or power of the Bank to make adjustments, reclassifications, reorganizations or changes of its capital or business structure.

j. Date of Grant of Option. The date of grant of an Option will, for all purposes, be the date on which the Committee makes the determination granting such Option. Said date of grant will be specified in the Option agreement.

k. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an Option granted under this Plan unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, including applicable federal and state securities laws.

As a condition to the exercise of an Option, the Bank may require the person exercising such Option to represent and warrant at the time of exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such Common Stock if, in the opinion of counsel for the Bank, such a representation is required by any of the aforementioned relevant provisions of law.

l. Merger, Sale of Assets, Etc. In the event of the merger or reorganization of the Bank with or into any other corporation, or in the event of a proposed dissolution or liquidation of the Bank (collectively, "sale transaction"): (1) all outstanding Options that are not then fully exercisable will become exercisable upon the date of closing of any sale transaction or such earlier date as the Committee may fix; and (2) the Committee may, in the exercise of its sole discretion, terminate all outstanding Options as of a date fixed by the Committee. In such event, however, the Committee must notify each Optionee of such action in writing not less than sixty (60) days prior to the termination date fixed by the Committee, and each Optionee must have the right to exercise his Option prior to said termination date.

m. Substitute Stock Options. In connection with an internal reorganization of the Bank (e.g., formation of a holding company), the Committee is authorized, in its discretion, to substitute for any unexercised Option, a new option for shares of the resulting entity's stock.

n. Tax Compliance. The Bank, in its sole discretion, may take actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the grant or exercise of any Option or the disposition of any shares of Common Stock issued upon exercise of an Option, including, but not limited to (i) withholding from any Optionee exercising an Option a number of shares of Common Stock having a fair market value equal to the amount required to be withheld by the Bank under applicable tax laws, and (ii) withholding from any form of compensation or other amount due an Optionee or holder of shares of Common Stock issued upon exercise of an Option any amount required to be withheld by Bank under applicable tax laws. Withholding or reporting will be considered required for purposes of this subparagraph if the Committee, in its sole discretion, so determines.

o. Federally Mandated Exercise of Options. If the Bank's primary federal regulator determines that the Bank's capital falls below the regulator's minimum capital requirements and notifies the Bank in writing to require the exercise or forfeiture of all vested Options, the Bank will so notify each Optionee immediately in writing. Upon receipt of such written notice from the Bank, Optionees must exercise their vested Options within the period of time specified by the Bank's primary federal regulator. Failure to exercise Options under this subsection (o) will result in the Optionee's forfeiture of his or her vested Options.

p. Other Provisions. Option agreements executed under this Plan may contain such other provisions as the Committee will deem advisable.

7. **Term of the Plan.** This Plan will become effective and Options may be granted upon the Plan's approval by the Board, subject to shareholder approval. Unless sooner terminated as provided in subparagraph 7(a) of this Plan, this Plan will terminate on the tenth anniversary of its effective date. Options may be granted at any time after the effective date and prior to the date of termination of this Plan.

a. Amendment or Early Termination of the Plan. The Board may terminate this Plan at any time. The Board may amend this Plan at any time and from time to time in such respects as the Board may deem advisable, except that, without approval of the shareholders, no revision or amendment will increase the number of shares of Common Stock subject to this Plan other than in connection with an adjustment under subparagraph 6(i) of this Plan.

b. Effect of Amendment or Termination. No amendment or termination of this Plan will affect Options granted prior to such amendment or termination, and all such Options will remain in full force and effect notwithstanding such amendment or termination.

8. **Regulatory and Shareholder Approval.** Adoption of this Plan will be subject to approval by the affirmative vote of shareholders owning at least a majority of the outstanding common shares of the Bank at a duly convened meeting.

CERTIFICATE OF ADOPTION

I certify that the foregoing Director Nonqualified Stock Option Plan was approved by the Board of Directors of Canyon Community Bank, N.A. on September 14, 2000.

I further certify that the foregoing Director Nonqualified Stock Option Plan was approved by the shareholders of Canyon Community Bank, N.A. on September 14, 2000.

____
Steve Halverson, President and CEO

Exhibit 6.4

CANYON COMMUNITY BANK, N.A.

DIRECTOR STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into by and between Canyon Community Bank, N.A., a national banking association (the "Bank") and ________________ ("Director"). The Bank and Director agree as follows:

Pursuant to the Bank's Director Stock Option Plan, as approved by the Board of Directors on September 14, 2000 and subject to approval by the Bank's shareholders at their first annual meeting (the "Plan"), the Bank hereby grants to Director an irrevocable nonqualified stock option to purchase ______ shares of common stock (par value $1.00 per share) of the Bank at an option price of $20.00 per share, payable in cash.

The date of grant of this option is _____________, 2000. This option will terminate on ____________, 2010, unless sooner terminated by reason of death, disability or other termination of status as a director, as provided in the Plan.

This option will become exercisable (i.e., vest) subject to the provisions of the Plan, in five equal portions (i.e., _____ shares), with 20% of the option shares vesting on the date of the first anniversary date of the grant, and the remaining option shares vesting 20% on each of the second, third, fourth and fifth anniversary dates from the date of grant. From the date that this option (or any portion thereof) first becomes exercisable through the date of its termination, Director may exercise it, in whole or in part, at any time and from time to time. This option may only be exercised if it is exercised in the manner provided by the Plan. Exercise must be by actual delivery to the Bank of a written notice of exercise signed by Director specifying the number of shares and option price and accompanied by payment of the full amount of the option price.

All of the terms and conditions of the Plan are incorporated by this reference as part of this Agreement as if such terms and conditions had been included in this Agreement.

EXECUTED as of ___________________, 2000.

DIRECTOR:

BANK:

CANYON COMMUNITY BANK, N.A.

____

____
Steve Halverson
President and CEO

CANYON BANCORPORATION, INC./CANYON COMMUNITY BANK, N.A.

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (**"Agreement"**) is entered into by and between CANYON BANCORPORATION, INC., an Arizona corporation (the "**Company**"), its wholly owned subsidiary CANYON COMMUNITY BANK, N.A., a national banking association (the **"Bank"**), and STEVEN F. HALVERSON, the President and Chief Executive Officer of the Company and the Bank (**"Executive"**), effective as of September 15, 2005.

The Company, the Bank and Executive agree as follows:

1. **Commitment of Executive.** In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at the Company's or the Bank's request, assist the Company and/or the Bank in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from the Company or the Bank during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal or, if requested by the Company or the Bank pursuant to Section 3.3, up to 90 days following such consummation (the "**Post-Closing Period**").

2. **Change In Control.** **"Change in Control"** means a change "in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of the Company or the Bank, within the meaning of Section 280G of the Internal Revenue Code; provided however, that an internal reorganization of the Company or the Bank shall not constitute a Change in Control.

3. **Payment Obligations.**

   3.1 Closing of Change In Control. If, consistent with Section 1, Executive remains employed with the Company and the Bank through the closing of a Change in Control, and prior to such closing neither the Company nor the Bank has requested in writing that Executive remain employed (at not less than the same compensation in effect immediately before the Change in Control) for any portion of the Post-Closing Period, then concurrent with such closing, Executive shall receive a single cash payment (the **"Change in Control Payment"**) in an amount equal to three (3) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the date of closing. Upon payment of the Change in Control Payment to Executive, this Agreement shall terminate.

3.2 Termination Prior to Change In Control. If (i) the Company or the Bank terminates Executive's employment without Cause or Executive resigns for Good Reason before a Change in Control, and (ii) within twelve (12) months thereafter, the Company or the Bank enters into an agreement for a Change in Control or any party announces or is required by law to announce a prospective Change in Control of the Company or the Bank, then upon the closing of such Change in Control, Executive shall receive a single cash Change in Control Payment in an amount equal to three (3) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the date of Executive's termination or resignation. Upon payment of the Change in Control Payment, this Agreement shall terminate.

3.3 Post-Closing Period. If, prior to the closing of a Change in Control, the Company or the Bank requests in writing that Executive remain employed (at not less than the same compensation in effect immediately before the Change in Control) for a period of time not to exceed the Post-Closing Period, then Executive will continue his employment for such requested period of time. Upon completion of Executive's employment pursuant to such request (the "**Completion Date**"), Executive shall receive a single cash Change in Control Payment in an amount equal to three (3) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the Completion Date; provided, however, that if, prior to the Completion Date, the Company or the Bank terminates Executive's employment without Cause or Executive resigns for Good Reason, then such payment shall be made upon such termination or resignation. Upon such payment to Executive, this Agreement shall terminate.

3.4 Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, if the total of the Change in Control Payment, together with any other payments or benefits received by Executive from the Company or the Bank, will be an amount that would cause them to be a "parachute payment" within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended (the **"Parachute Payment Amount"**), then the Change in Control Payment shall be reduced so that the total amount thereof is $1 less than the Parachute Payment Amount.

4. **Termination of Agreement.** This Agreement terminates immediately if, at any time before the Change in Control transaction closes, (i) the Company or the Bank terminates Executive's employment for Cause, (ii) Executive resigns from the Company or the Bank without Good Reason, (iii) Executive dies, or (iv) Executive is unable to perform his duties and obligations to the Company or the Bank for a period of ninety (90) consecutive days as a result of a physical or mental disability, unless with reasonable accommodation Executive could continue to perform such duties and making these accommodations would not pose an undue hardship on the Company or the Bank. If no Change in Control has occurred, this Agreement will terminate one year after Executive's employment is terminated by the Company or the Bank without Cause or by Executive for Good Reason,

unless during such one-year period, the Company or the Bank enters into an agreement for a Change in Control, or a Change in Control is announced or required by law to be announced, in which case this Agreement will terminate upon payment of the Change in Control Payment pursuant to *Section 3.2* or the abandonment of such Change in Control.

5. **Definitions.**

5.1 Cause. **"Cause"** means any one or more of the following:

a. Removal or discharge of Executive pursuant to order of any federal banking authority;

b. Executive perpetrates fraud, dishonesty, or other material act of misconduct in the rendering of services to the Company or the Bank or to customers of the Company or the Bank, or if Executive engages in conduct which, in the opinion of the Board of Directors, materially interferes with the performance of Executive's duties or harms the reputation of the Company or the Bank by reason of the adverse reaction of the community to such conduct;

c. Executive conceals from, or knowingly fails to disclose to, any federal banking regulatory authority, or the Board of Directors any material matters affecting the viability of the Company or the Bank; or

d. Executive fails (or refuses) to faithfully or diligently perform any of the usual and customary duties of his employment and either fails to remedy the lapse or formulate a plan for its correction with the Company or the Bank (if such failure is not susceptible to immediate correction) within thirty (30) days after notice to Executive.

5.2 Good Reason. **"Good Reason"** means only any one or more of the following:

a. Reduction of Executive's salary or elimination of any significant compensation or benefit plan benefiting Executive, unless the reduction or elimination is generally applicable to substantially all similarly situated employees (or similarly situated employees of a successor or controlling entity of the Company or the Bank) formerly benefited;

b. The assignment to Executive without his consent of any authority or duties materially inconsistent with Executive's position as of the date of this Agreement; or

c. A relocation or transfer of Executive's principal place of employment that would require Executive to commute on a regular basis more than thirty (30) miles each way from his present place of employment.

6. **Arbitration.** At either the Company's, the Bank's or Executive's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and any party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other parties for its costs and expenses, including reasonable attorneys' fees. All proceedings will be held at a place designated by the arbitrator in Pima County, Arizona. The arbitrator, in rendering a decision as to any state law claims, will apply Arizona law.

7. **Withholding.** All payments required to be made by the Company or the Bank hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company or the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

8. **Other Compensation and Terms of Employment.** This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by the Company or the Bank to Executive, or upon any of the other terms of Executive's employment with the Company or the Bank. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with the Company or the Bank pursuant to employee benefit plans of the Company or the Bank or otherwise.

9. **Miscellaneous Provisions.**

9.1 Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

9.2 Binding Effect. This Agreement will bind and inure to the benefit of the Company's, the Bank's, and Executive's heirs, legal representatives, successors and assigns.

9.3 Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party's waiver of the other party's breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

9.4 Amendment. This Agreement may be modified only through a written instrument signed by all parties.

9.5 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.6 Counsel Review. Executive acknowledges that he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

9.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with Arizona law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Pima County, Arizona.

9.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

[Signatures appear on following page]

Effective as of the date first set forth above.

CANYON BANCORPORATION, INC.

By /s/ Richard Underwood
Richard Underwood, Chairman of the Board

CANYON COMMUNITY BANK, N.A.

By /s/ Richard Underwood
Richard Underwood, Chairman of the Board

EXECUTIVE:

/s/ Steven H. Halverson
STEVEN F. HALVERSON

Exhibit 6.6

CANYON BANCORPORATION, INC./CANYON COMMUNITY BANK, N.A.

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (**"Agreement"**) is entered into by and between CANYON BANCORPORATION, INC., an Arizona corporation (the "**Company**"), its wholly owned subsidiary CANYON COMMUNITY BANK, N.A., a national banking association (the **"Bank"**), and WESLEY VEACH, the Chief Financial Officer of the Company and the Bank (**"Executive"**), effective as of September 15, 2005.

The Company, the Bank and Executive agree as follows:

1. **Commitment of Executive.** In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at the Company's or the Bank's request, assist the Company and/or the Bank in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from the Company or the Bank during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal or, if requested by the Company or the Bank pursuant to Section 3.3, up to 90 days following such consummation (the "**Post-Closing Period**").

2. **Change In Control. "Change in Control"** means a change "in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of the Company or the Bank, within the meaning of Section 280G of the Internal Revenue Code; provided however, that an internal reorganization of the Company or the Bank shall not constitute a Change in Control.

3. **Payment Obligations.**

    3.1 Closing of Change In Control. If, consistent with Section 1, Executive remains employed with the Company and the Bank through the closing of a Change in Control, and prior to such closing neither the Company nor the Bank has requested in writing that Executive remain employed (at not less than the same compensation in effect immediately before the Change in Control) for any portion of the Post-Closing Period, then concurrent with such closing, Executive shall receive a single cash payment (the **"Change in Control Payment"**) in an amount equal to two (2) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the date of closing. Upon payment of the Change in Control Payment to Executive, this Agreement shall terminate.

    3.2 Termination Prior to Change In Control. If (i) the Company or the Bank terminates Executive's employment without Cause or Executive resigns for Good

Reason before a Change in Control, and (ii) within twelve (12) months thereafter, the Company or the Bank enters into an agreement for a Change in Control or any party announces or is required by law to announce a prospective Change in Control of the Company or the Bank, then upon the closing of such Change in Control, Executive shall receive a single cash Change in Control Payment in an amount equal to two (2) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the date of Executive's termination or resignation. Upon payment of the Change in Control Payment, this Agreement shall terminate.

3.3 Post-Closing Period. If, prior to the closing of a Change in Control, the Company or the Bank requests in writing that Executive remain employed (at not less than the same compensation in effect immediately before the Change in Control) for a period of time not to exceed the Post-Closing Period, then Executive will continue his employment for such requested period of time. Upon completion of Executive's employment pursuant to such request (the "**Completion Date**"), Executive shall receive a single cash Change in Control Payment in an amount equal to two (2) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the Completion Date; provided, however, that if, prior to the Completion Date, the Company or the Bank terminates Executive's employment without Cause or Executive resigns for Good Reason, then such payment shall be made upon such termination or resignation. Upon such payment to Executive, this Agreement shall terminate.

3.4 Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, if the total of the Change in Control Payment, together with any other payments or benefits received by Executive from the Company or the Bank, will be an amount that would cause them to be a "parachute payment" within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended (the **"Parachute Payment Amount"**), then the Change in Control Payment shall be reduced so that the total amount thereof is $1 less than the Parachute Payment Amount.

4. **Termination of Agreement.** This Agreement terminates immediately if, at any time before the Change in Control transaction closes, (i) the Company or the Bank terminates Executive's employment for Cause, (ii) Executive resigns from the Company or the Bank without Good Reason, (iii) Executive dies, or (iv) Executive is unable to perform his duties and obligations to the Company or the Bank for a period of ninety (90) consecutive days as a result of a physical or mental disability, unless with reasonable accommodation Executive could continue to perform such duties and making these accommodations would not pose an undue hardship on the Company or the Bank. If no Change in Control has occurred, this Agreement will terminate one year after Executive's employment is terminated by the Company or the Bank without Cause or by Executive for Good Reason, unless during such one-year period, the Company or the Bank enters into an agreement for a Change in Control, or a Change in Control is announced or required by law to be

announced, in which case this Agreement will terminate upon payment of the Change in Control Payment pursuant to *Section 3.2* or the abandonment of such Change in Control.

5. **Definitions.**

5.1 Cause. **"Cause"** means any one or more of the following:

a. Removal or discharge of Executive pursuant to order of any federal banking authority;

b. Executive perpetrates fraud, dishonesty, or other material act of misconduct in the rendering of services to the Company or the Bank or to customers of the Company or the Bank, or if Executive engages in conduct which, in the opinion of the Board of Directors, materially interferes with the performance of Executive's duties or harms the reputation of the Company or the Bank by reason of the adverse reaction of the community to such conduct;

c. Executive conceals from, or knowingly fails to disclose to, any federal banking regulatory authority, or the Board of Directors any material matters affecting the viability of the Company or the Bank; or

d. Executive fails (or refuses) to faithfully or diligently perform any of the usual and customary duties of his employment and either fails to remedy the lapse or formulate a plan for its correction with the Company or the Bank (if such failure is not susceptible to immediate correction) within thirty (30) days after notice to Executive.

5.2 Good Reason. **"Good Reason"** means only any one or more of the following:

a. Reduction of Executive's salary or elimination of any significant compensation or benefit plan benefiting Executive, unless the reduction or elimination is generally applicable to substantially all similarly situated employees (or similarly situated employees of a successor or controlling entity of the Company or the Bank) formerly benefited;

b. The assignment to Executive without his consent of any authority or duties materially inconsistent with Executive's position as of the date of this Agreement; or

c. A relocation or transfer of Executive's principal place of employment that would require Executive to commute on a regular basis more than thirty (30) miles each way from his present place of employment.

6. **Arbitration.** At either the Company's, the Bank's or Executive's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the

American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and any party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other parties for its costs and expenses, including reasonable attorneys' fees. All proceedings will be held at a place designated by the arbitrator in Pima County, Arizona. The arbitrator, in rendering a decision as to any state law claims, will apply Arizona law.

7. **Withholding.** All payments required to be made by the Company or the Bank hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company or the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

8. **Other Compensation and Terms of Employment.** This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by the Company or the Bank to Executive, or upon any of the other terms of Executive's employment with the Company or the Bank. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with the Company or the Bank pursuant to employee benefit plans of the Company or the Bank or otherwise.

9. **Miscellaneous Provisions.**

   9.1 Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

   9.2 Binding Effect. This Agreement will bind and inure to the benefit of the Company's, the Bank's, and Executive's heirs, legal representatives, successors and assigns.

   9.3 Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party's waiver of the other party's breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

9.4 Amendment. This Agreement may be modified only through a written instrument signed by all parties.

9.5 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.6 Counsel Review. Executive acknowledges that he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

9.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with Arizona law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Pima County, Arizona.

9.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

[Signatures appear on following page]

Effective as of the date first set forth above.

CANYON BANCORPORATION, INC.

By /s/ Richard Underwood
Richard Underwood, Chairman of the Board

CANYON COMMUNITY BANK, N.A.

By /s/ Richard Underwood
Richard Underwood, Chairman of the Board

EXECUTIVE:

/s/ Wesley Veach
WESLEY VEACH

Exhibit 6.7

CANYON BANCORPORATION, INC./CANYON COMMUNITY BANK, N.A.

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (**"Agreement"**) is entered into by and between CANYON BANCORPORATION, INC., an Arizona corporation (the "**Company**"), its wholly owned subsidiary CANYON COMMUNITY BANK, N.A., a national banking association (the **"Bank"**), and CHARLES LUHTALA, the Chief Credit Officer of the Bank (**"Executive"**), effective as of September 15, 2005.

The Company, the Bank and Executive agree as follows:

1. **Commitment of Executive.** In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at the Company's or the Bank's request, assist the Company and/or the Bank in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from the Company or the Bank during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal or, if requested by the Company or the Bank pursuant to Section 3.3, up to 180 days following such consummation (the "**Post-Closing Period**").

2. **Change In Control. "Change in Control"** means a change "in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of the Company or the Bank, within the meaning of Section 280G of the Internal Revenue Code; provided however, that an internal reorganization of the Company or the Bank shall not constitute a Change in Control.

3. **Payment Obligations.**

    3.1 Closing of Change In Control. If, consistent with Section 1, Executive remains employed with the Company and the Bank through the closing of a Change in Control, and prior to such closing neither the Company nor the Bank has requested in writing that Executive remain employed (at not less than the same compensation in effect immediately before the Change in Control) for any portion of the Post-Closing Period, then concurrent with such closing, Executive shall receive a single cash payment (the **"Change in Control Payment"**) in an amount equal to two (2) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the date of closing. Upon payment of the Change in Control Payment to Executive, this Agreement shall terminate.

    3.2 Termination Prior to Change In Control. If (i) the Company or the Bank terminates Executive's employment without Cause or Executive resigns for Good

Reason before a Change in Control, and (ii) within twelve (12) months thereafter, the Company or the Bank enters into an agreement for a Change in Control or any party announces or is required by law to announce a prospective Change in Control of the Company or the Bank, then upon the closing of such Change in Control, Executive shall receive a single cash Change in Control Payment in an amount equal to two (2) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the date of Executive's termination or resignation. Upon payment of the Change in Control Payment, this Agreement shall terminate.

3.3 Post-Closing Period. If, prior to the closing of a Change in Control, the Company or the Bank requests in writing that Executive remain employed (at not less than the same compensation in effect immediately before the Change in Control) for a period of time not to exceed the Post-Closing Period, then Executive will continue his employment for such requested period of time. Upon completion of Executive's employment pursuant to such request (the "**Completion Date**"), Executive shall receive a single cash Change in Control Payment in an amount equal to two (2) times Executive's highest W-2 income (before salary deferrals) received from the Company and/or the Bank over the three years preceding the Completion Date; provided, however, that if, prior to the Completion Date, the Company or the Bank terminates Executive's employment without Cause or Executive resigns for Good Reason, then such payment shall be made upon such termination or resignation. Upon such payment to Executive, this Agreement shall terminate.

3.4 Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, if the total of the Change in Control Payment, together with any other payments or benefits received by Executive from the Company or the Bank, will be an amount that would cause them to be a "parachute payment" within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended (the **"Parachute Payment Amount"**), then the Change in Control Payment shall be reduced so that the total amount thereof is $1 less than the Parachute Payment Amount.

4. **Termination of Agreement.** This Agreement terminates immediately if, at any time before the Change in Control transaction closes, (i) the Company or the Bank terminates Executive's employment for Cause, (ii) Executive resigns from the Company or the Bank without Good Reason, (iii) Executive dies, or (iv) Executive is unable to perform his duties and obligations to the Company or the Bank for a period of ninety (90) consecutive days as a result of a physical or mental disability, unless with reasonable accommodation Executive could continue to perform such duties and making these accommodations would not pose an undue hardship on the Company or the Bank. If no Change in Control has occurred, this Agreement will terminate one year after Executive's employment is terminated by the Company or the Bank without Cause or by Executive for Good Reason, unless during such one-year period, the Company or the Bank enters into an agreement for a Change in Control, or a Change in Control is announced or required by law to be

announced, in which case this Agreement will terminate upon payment of the Change in Control Payment pursuant to *Section 3.2* or the abandonment of such Change in Control.

5. Definitions.

5.1 Cause. **"Cause"** means any one or more of the following:

a. Removal or discharge of Executive pursuant to order of any federal banking authority;

b. Executive perpetrates fraud, dishonesty, or other material act of misconduct in the rendering of services to the Company or the Bank or to customers of the Company or the Bank, or if Executive engages in conduct which, in the opinion of the Board of Directors, materially interferes with the performance of Executive's duties or harms the reputation of the Company or the Bank by reason of the adverse reaction of the community to such conduct;

c. Executive conceals from, or knowingly fails to disclose to, any federal banking regulatory authority, or the Board of Directors any material matters affecting the viability of the Company or the Bank; or

d. Executive fails (or refuses) to faithfully or diligently perform any of the usual and customary duties of his employment and either fails to remedy the lapse or formulate a plan for its correction with the Company or the Bank (if such failure is not susceptible to immediate correction) within thirty (30) days after notice to Executive.

5.2 Good Reason. **"Good Reason"** means only any one or more of the following:

a. Reduction of Executive's salary or elimination of any significant compensation or benefit plan benefiting Executive, unless the reduction or elimination is generally applicable to substantially all similarly situated employees (or similarly situated employees of a successor or controlling entity of the Company or the Bank) formerly benefited;

b. The assignment to Executive without his consent of any authority or duties materially inconsistent with Executive's position as of the date of this Agreement; or

c. A relocation or transfer of Executive's principal place of employment that would require Executive to commute on a regular basis more than thirty (30) miles each way from his present place of employment.

6. Arbitration. At either the Company's, the Bank's or Executive's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the

American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and any party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other parties for its costs and expenses, including reasonable attorneys' fees. All proceedings will be held at a place designated by the arbitrator in Pima County, Arizona. The arbitrator, in rendering a decision as to any state law claims, will apply Arizona law.

7. **Withholding.** All payments required to be made by the Company or the Bank hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company or the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

8. **Other Compensation and Terms of Employment.** This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by the Company or the Bank to Executive, or upon any of the other terms of Executive's employment with the Company or the Bank. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with the Company or the Bank pursuant to employee benefit plans of the Company or the Bank or otherwise.

9. **Miscellaneous Provisions.**

9.1 Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

9.2 Binding Effect. This Agreement will bind and inure to the benefit of the Company's, the Bank's, and Executive's heirs, legal representatives, successors and assigns.

9.3 Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party's waiver of the other party's breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

9.4 Amendment. This Agreement may be modified only through a written instrument signed by all parties.

9.5 Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.6 Counsel Review. Executive acknowledges that he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

9.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with Arizona law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Pima County, Arizona.

9.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

[Signatures appear on following page]

Effective as of the date first set forth above.

CANYON BANCORPORATION, INC.

By /s/ Richard Underwood
Richard Underwood, Chairman of the Board

CANYON COMMUNITY BANK, N.A.

By /s/ Richard Underwood
Richard Underwood, Chairman of the Board

EXECUTIVE:

/s/ Charles Luhtala
CHARLES LUHTALA

ARTICLES OF ASSOCIATION
OF
CANYON COMMUNITY BANK, NATIONAL ASSOCIATION

For the purpose of organizing an association to perform any lawful activities of national banks, the undersigned enter into the following Articles of Association:

FIRST – Name. The title of this association shall be CANYON COMMUNITY BANK, NATIONAL ASSOCIATION.

SECOND - Location. The main office of the association shall be located in Tucson, County of Pima and State of Arizona.

The general business of the association shall be conducted at its main office and its branches.

THIRD – Board of Directors. The board of directors of this association shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of a majority of the shareholders at any annual or special meeting thereof. Each director shall own common or preferred stock of the association or of a holding company owning the association, with either an aggregate par, fair market, or equity value of $1,000. Determination of these values may be based as of either (i) the date of purchase, or (ii) the date the person became a director, whichever value is greater. Any combination of common or preferred stock of the association or holding company may be used.

Any vacancy in the board of directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The board of directors may not increase the number of directors between meetings of shareholders to a number which: (1) exceeds by more than two the number of directors last elected by shareholders when the number was 15 or less; or (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless they resign or are removed from office.

Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Honorary or advisory members of the board of directors, without voting power or power of final decision in matters concerning the business of the association, may be appointed by resolution of a majority of the full board of directors, or by resolution of shareholders at any annual or special meeting. Honorary or advisory directors shall not be counted to determine the number of directors of the association or the presence of a quorum for any board action, and shall not be required to own qualifying shares.

FOURTH – Annual Meeting of Shareholders. There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place the board of directors may designate, on the day of each year specified therefore in the Bylaws, or if that day falls on a legal holiday in the state in which the association is located, on the next following banking day. If no election is held on the day fixed or in the event of a legal holiday on the following banking day, an election may be held on any subsequent day within 60 days of the day fixed, to be designated by the board of directors, or, if the directors fail to fix the day, by shareholders representing two-thirds of the shares issued and outstanding. In all cases at least 10 days advance notice of the meeting shall be given to the shareholders by first class mail.

In all elections of directors, the number of votes cast by each common shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder. If, after the first ballot, subsequent ballots are necessary to elect directors, a shareholder may not vote shares that he or she has already fully cumulated and voted in favor of a successful candidate. On all other questions, each common shareholder shall be entitled to one vote for each share of stock held by him or her.

Nominations for election to the board of directors may be made by the board of directors or by any stockholder of any outstanding class of capital stock of the association entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the president of the association no less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the president of the association no later than the close of business on the seventh day following the day on which notice of the meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the association that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and the vote tellers may disregard all votes cast for each such nominee. No bylaw may unreasonably restrict the nomination of directors by shareholders.

A director may resign at any time by delivering written notice to the board of directors, its chairperson, or to the association, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting states that the purpose or one of the purposes is to remove him or her, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided that, however, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

FIFTH - Capitalization. The authorized amount of capital stock of this association shall be One Million (1,000,000) shares of common stock of the par value of One Dollar ($1.00) each; but said capital stock may be increased or decreased from time to time, according to the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of the association shall have any preemptive or preferential right of subscription to any shares of any class of stock of the association, whether now or hereafter authorized, or to any obligations convertible into stock of the association, issued, or sold, nor any right of subscription to any thereof other than such, if any, as the board of directors, in its discretion may from time to time determine and at such price as the board of directors may from time to time fix.

Unless otherwise specified in the Articles of Association or required by law, (1) all matters requiring shareholder action, including amendments to the Articles of Association must be approved by shareholders owning a majority voting interest in the outstanding voting stock, and (2) each shareholder shall be entitled to one vote per share.

Unless otherwise provided by the board of directors, the record date for determining shareholders entitled to a share dividend shall be the date authorized by the board of directors for the share dividend.

Unless otherwise provided in the Bylaws, the record date for determining shareholders entitled to notice of and to vote at any meeting is the close of business on the day before the first notice is mailed or otherwise sent to the shareholders, provided that in no event may a record date be more than 70 days before the meeting.

If a shareholder is entitled to fractional shares pursuant to a stock dividend, consolidation or merger, reverse stock split or otherwise, the association may: (a) issue fractional shares; (b) in lieu of the issuance of fractional shares, issue script, or warrants entitling the holder to receive a full share upon surrendering enough script or warrants to equal a full share; (c) if there is an established and active market in the association's stock, make reasonable arrangements to allow the shareholder to realize a fair price through sale of the fraction, or purchase of the additional fraction required for a full share; (d) remit the cash equivalent of the fraction to the shareholder; or (e) sell full shares representing all the fractions at public auction or to the highest bidder after having solicited and received sealed bids from at least three licensed stock brokers; and distribute the proceeds pro rata to shareholders who otherwise would be entitled to the fractional shares. The holder of a fractional share is entitled to exercise the rights for shareholder, including the right to vote, to receive dividends, and to participate in the assets of the association upon liquidation, in proportion to the fractional interest. The holder of script or warrants is not entitled to any of these rights, unless the script or warrants explicitly provide for such rights. The script or warrants may be subject to such additional conditions as: (1) that the script or warrants will become void if not exchanged for full shares before a specified date; and (2) that the shares for which the script or warrants are exchangeable may be sold at the option of the association and the proceeds paid to scriptholders.

The association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders. Obligations classified as debt, whether or not subordinated, which may be issued by the association without the approval of shareholders, do not carry voting rights on any issue, including an increase or decrease in the aggregate number of the securities, or the exchange or reclassification of all or part of securities into securities of another class or series.

SIXTH – Officers and Employees. The board of directors shall appoint one of its members president of this association, and one of its members chairperson of the board and shall have the power to appoint one or more vice presidents, a secretary who shall keep minutes of the directors' and shareholders' meetings and be responsible for authenticating the records of the association, and such other officers and employees as may be required to transact the business of this association. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the board of directors according to the Bylaws.

The board of directors shall have the power to:

(1) Define the duties of the officers, employees, and agents of the association.

(2) Delegate the performance of its duties, but not the responsibility for its duties, to the officers, employees, and agents of the association.

(3) Fix the compensation and enter into employment contracts with its officers and employees upon reasonable terms and conditions consistent with applicable law.

(4) Dismiss officers and employees.

(5) Require bonds from officers and employees and to fix the penalty thereof.

(6) Ratify written policies authorized by the association's management or committees of the board.

(7) Regulate the manner in which any increase or decrease of the capital of the association shall be made, provided that nothing herein shall restrict the power of shareholders to increase or decrease the capital of the association according to law, and nothing shall raise or lower from two-thirds the percentage required for shareholder approval to increase or reduce the capital.

(8) Manage and administer the business and affairs of the association.

(9) Adopt initial Bylaws, not inconsistent with law or the Articles of Association, for managing the business and regulating the affairs of the association.

(10) Amend or repeal the Bylaws, except to the extent that the Articles of Association reserve this power in whole or in part to shareholders.

(11) Make contracts.

(12) Generally perform all acts that are legal for a board of directors to perform.

SEVENTH – Change in Location. The board of directors shall have the power to change the location of the main office to any authorized branch within the limits of Tucson, Arizona, without the approval of the shareholders, or with a vote of shareholders owning two-thirds of the stock of such association for a relocation outside such limits and upon receipt of a certificate of approval from the Comptroller of the Currency, to any other location within or outside the limits of Tucson, Arizona, but not more than 30 miles beyond such limits. The board of directors shall have the power to establish or change the location of any branch or branches of the association to any other location permitted under applicable law, without approval of shareholders, subject to approval by the Comptroller of the Currency.

EIGHTH - Existence. The corporate existence of this association shall continue until termination according to the laws of the United States.

NINTH – Special Meetings. The board of directors of this association, or any one or more shareholders owning, in the aggregate, not less than twenty-five (25%) percent of the stock of this association, may call a special meeting of shareholders at any time. Unless otherwise provided by the Bylaws or the laws of the United States, or waived by shareholders, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least 10, and no more than 60, days prior to the date of the meeting to each shareholder of record at his/her address as shown upon the books of this association. Unless otherwise provided by the Bylaws, any action requiring approval of shareholders must be affected at a duly called annual or special meeting.

TENTH - Indemnification.

10.1 Definitions. As used in this Article:

(a) The term "Egregious Conduct" by a person shall mean acts or omissions that involve an intentional infliction of harm on the Association or its shareholders, a violation of section 10-833 of the Arizona Revised States, an intentional violation of criminal law, or receipt of a financial benefit to which the person is not legally entitled.

(b) The term "Finally Adjudged" shall mean stated in a judgment based upon clear and convincing evidence by a court having jurisdiction, from which there is no further right to appeal.

(c) The term "Director" shall mean any person who is a director of the Association and any person who, while a director of the Association, is serving at the request of the Association as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the Association or of any employer in which it has an ownership interest; and "conduct as a Director" shall include conduct while a Director is acting in any of such capacities.

(d) The term "Officer-Director" shall mean any person who is simultaneously both an officer and director of the Association and any person who, while simultaneously both an officer and director of the Association is serving at the request of the Association as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of the Association or of any employer in which it has an ownership interest; and "conduct as an Officer-Director" shall include conduct while such a person is acting as an officer of the Association or in any of such other capacities.

(e) The term "Subsidiary Corporation" shall mean any corporation at least eighty percent of the voting stock of which is held beneficially by this Association.

(f) The term "Subsidiary Outside Director" shall mean any person who, while not principally employed by this Association or any Subsidiary Corporation, is a director of a Subsidiary Corporation and any such person who, while a director of a Subsidiary Corporation, is serving at the request of such corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of such corporation or of any employer in which it has an ownership interest; and "conduct as a Subsidiary Outside Director" shall include conduct while such a person is acting in any of such capacities.

10.2 Liability of Directors. No Director, Officer-Director, former Director or former Officer-Director shall be personally liable to the Association or its shareholders for monetary damages for conduct as a Director or Officer-Director occurring after the effective date of this Article unless the conduct is Finally Adjudged to have been Egregious Conduct.

10.3 Liability of Subsidiary Outside Directors. No Subsidiary Outside Director or former Subsidiary Outside Director shall be personally liable in any action brought directly by this Association as a shareholder of the Subsidiary Corporation or derivatively on behalf of the Subsidiary Corporation (or by any shareholder of this Association double-derivatively on behalf of this Association and the Subsidiary Corporation) for monetary damages for conduct as a Subsidiary Outside Director occurring after the effective date of this Article unless the conduct is Finally Adjudged to have been Egregious Conduct.

10.4 Mandatory Indemnification of Directors. Subject to Sections 10.7 and 10.8 of this Article, the Association shall indemnify any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether by or in the right of the Association or its shareholders or by any other party, by reason of the fact that the person is or was a Director, Officer-Director, or Subsidiary Outside Director against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to the Association or its shareholders or to a Subsidiary Corporation) and reasonable expenses, including attorneys' fees, actually incurred in connection with such action, suit, or proceeding unless the liability and expenses were on account of conduct Finally Adjudged to be Egregious Conduct.

10.5 Advancing Expenses. Except as prohibited by Sections 10.7 and 10.8 of this Article, the reasonable expenses, including attorneys' fees, of a Director, Officer-Director or Subsidiary Outside Director, or person formerly serving in any such capacities, incurred in connection with an action, suit, or proceeding in which the individual is entitled to indemnification under Section 10.4 shall be paid or reimbursed by the Association, upon request of such person, in advance of the final disposition of such action, suit, or proceeding upon receipt by the Association of a written, unsecured promise by the person to repay such amount if it shall be Finally Adjudged that the person is not eligible for indemnification. All expenses incurred by such person in connection with such action, suit, or proceeding shall be considered reasonable unless Finally Adjudged to be unreasonable.

10.6 Procedure. Except as required by Sections 10.7 and 10.8 of this Article, the Association shall provide indemnification in accordance with the procedures set forth in section 10-855 of the Arizona Revised Statutes.

10.7 Exception for Internal Claims. Notwithstanding anything else in these Articles, the Association shall not be obligated to indemnify any person for any expenses, including attorneys' fees, incurred to assert any claim against the Association (except a claim to enforce rights to indemnification) or any person related to or associated with it, including any person who would be entitled hereby to indemnification in connection with the claim.

10.8 Exception for Regulatory Claims.

10.8.1 Regulatory Proceedings Generally. Notwithstanding anything else in these Articles, indemnification of any Director, Officer-Director or Subsidiary Outside Director, or person formerly serving in any such capacities, and advancement of expenses in connection with either an administrative proceeding or a civil action instituted by a federal banking agency ("Regulatory Proceedings") shall be governed by this Section.

10.8.2 Banking Regulations Defined. The term "Banking Regulations" shall mean any state or federal laws or regulations applicable to the Association or any formal policies adopted by a regulatory agency having jurisdiction over the Association.

10.8.3 Indemnification in Regulatory Proceedings. The Association shall provide indemnification and advancement of expenses in connection with Regulatory Proceedings to the extent permitted and in the manner prescribed by Banking Regulations. Insurance and other means to ensure payment of costs and expenses in Regulatory Proceedings may be provided to the extent permitted, and in the manner prescribed by Banking Regulations.

10.9 Enforcement of Rights. The Association shall indemnify any person granted indemnification rights under this Article against any reasonable expenses incurred by the person to enforce such rights.

10.10 Set-off of Claims. Any person granted indemnification rights herein may directly assert such rights in set-off of any claim raised against the person by or in the right of the Association and shall be entitled to have the same tribunal which adjudicates the Association's claim adjudicate the person's entitlement to indemnification by the Association.

10.11 Continuation of Rights. The indemnification rights provided in this Article shall continue as to a person who has ceased to be a Director, Officer-Director, or Subsidiary Outside Director and shall inure to the benefit of the heirs, executors, and administrators of such person.

10.12 Effect of Amendment or Repeal. Any amendment or repeal of this Article shall not adversely affect any right or protection of a Director, Officer-Director, or Subsidiary Outside Director or person formerly serving in any of such capacities existing at the time of such amendment or repeal with respect to acts or omissions occurring prior to such amendment or repeal.

10.13 Severability of Provisions. Each of the substantive provisions of this Article is separate and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions.

ELEVENTH - Consideration of Non-Monetary Factors. The Board of Directors of the Association, when evaluating any offer of another party to (a) make a tender or exchange for any equity security of the Association, (b) merge or consolidate the Association with another association or corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Association, will, in connection with the exercise of its judgment in determining what is in the best interests of the Association and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the Association and its subsidiaries and on the communities in which the Association and its subsidiaries operate or are located.

TWELFTH – Article Amendments. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount. The association's board of directors may propose one or more amendments to the Articles of Association for submission to the shareholders.

In witness whereof, we have hereunto set our hands this 5th of May, 2000.

Michael Carlier
3561 East Sunrise Drive, Suite 215
Tucson, AZ 85718

Pam McNair-Wingate
3507 E. Kleindale
Tucson, AZ 85716

Dennis Cummings
13787 North Silver Creek Place
Oro Valley, AZ 85737

Raymond Novak, M.D.
915 North Swan Road
Tucson, AZ 85711

Jodi Grassmeyer, Esq.
820 East Fort Lowell Road, Suite 200
Tucson, AZ 85719

Richard Underwood
4742 N. Romero
Tucson, AZ 85705

Steve Halverson
655 West Vistoso Highlands Dr. #203
Oro Valley, AZ 85737

Gary L. Gibson
95 N. Camino Espanol
Tucson, AZ 85716

:\c08759\m20289\05703

In witness whereof, we have hereunto set our hands this 5th of May, 2000.

Michael Carlier 3561 East Sunrise Drive, Suite 215 Tucson, AZ 85718	Pam McNair-Wingate 3507 E. Kleindale Tucson, AZ 85716
Dennis Cummings 13787 North Silver Creek Place Oro Valley, AZ 85737	Raymond Novak, M.D. 915 North Swan Road Tucson, AZ 85711
Jodi Grassmeyer, Esq. 820 East Fort Lowell Road, Suite 200 Tucson, AZ 85719	Richard Underwood 4742 N. Romero Tucson, AZ 85705
Steve Halverson 655 West Vistoso Highlands Dr. #203 Oro Valley, AZ 85737	Gary L. Gibson 95 N. Camino Espanol Tucson, AZ 85716

Date Accepted: May 10, 2000

By:
James A. Bundy
Licensing Manager
Western District Office
Office of the Comptroller of the Currency

j:\c08759\m20289\05703

Organization Certificate

We, the undersigned, having associated ourselves to organize an association for carrying on the business of banking, under the provisions of the United States Code, as amended, do make and execute the following Organization Certificate:

FIRST. The title of the association shall be Canyon Community Bank National Association.

SECOND. The main office of the association shall be located in Tucson county of Pima, and state of Arizona, where it shall conduct the general business of banking.

THIRD. The authorized amount of capital stock of this association shall be One Million Dollars ($1,000,000) and be divided into One Million Shares (1,000,000) shares of $1.00 each.

FOURTH. The name and the residence of each organizer/director/shareholder of this association with the number of shares that will be held by each, are:

Name[2]	Residence (town or city and state)	Number of Shares[3]
Michael Carlier	Tucson, AZ 85718	5,000
Dennis Cummings	Oro Valley, AZ 85737	5,000
Jodi Grassmeyer, Esq.	Tucson, AZ 85719	5,000
Gary L. Gibson	Tucson, AZ 85716	5,000
Steve Halverson	Oro Valley, AZ 85737	8,750
Pam McNair-Wingate	Tucson, AZ 85716	5,000
Raymond Novak, M.D.	Tucson, AZ 85711	5,000
Richard Underwood	Tucson, AZ 85705	5,000

FIFTH. This certificate is made so that we may avail ourselves of the advantages of the aforesaid provisions of the United States Code, as amended. In witness thereof, we have signed this document this 5th day of May, 2000.

[Signatures Appear on the Following Page]

---

[2] Each approved organizer should subscribe to at least one share of stock. Approved directors should subscribe to at least $1,000 par value, unless qualifying shares are held in another company (12 USC 72).

[3] The number of shares listed on this form does not need to total the proposed aggregate amount of opening day capital stock.

Print or Type Names	Signatures
Michael Carlier	[signature]
Dennis Cummings	[signature]
Jodi Grassmeyer, Esq.	[signature]
Gary L. Gibson	[signature]
Steve Halverson	[signature]
Pam McNair-Wingate	[signature]
Raymond Novak, M.D.	[signature]
Richard Underwood	[signature]

i:\c08759\m20289\16602

Notary's Affirmation

State of Arizona
County of Pima

Subscribed and sworn (affirmed) to before the undersigned, who is not an officer of the above-named bank, this 5th day of May, 2000.

Notary Public: Michele D Smith
Commission Expires: November 20 2001

OFFICIAL SEAL
MICHELE D. SMITH
Notary Public
Pima Co., Arizona
My Commission Expires
November 20, 2001

i:\c08759\m20289\16602

AMENDED AND RESTATED BYLAWS

OF

CANYON COMMUNITY BANK, N.A.

April 2001

AMENDED AND RESTATED BYLAWS OF

CANYON COMMUNITY BANK, NATIONAL ASSOCIATION

Article I
Meetings of Shareholders

Section 1.1 Annual Meeting. The regular annual meeting of the shareholders to elect directors and transact whatever other business may properly come before the meeting, shall be held at the main office of the association, 7981 North Oracle Road, city of Tucson, state of Arizona or such other place as the Board of Directors ("Board") may designate, at 7:00 p.m. on the 15th day of April of each year, or such other place, time and date as designated by the Board. Notice of the meeting shall be mailed by first class mail, postage prepaid, at least 10 days and no more than 60 days prior to the date thereof, addressed to each shareholder at his/her address appearing on the books of the association. If, for any cause, an election of directors is not made on that date, or in the event of a legal holiday, on the next following banking day, an election may be held on any subsequent day within 60 days of the date fixed, to be designated by the Board, or, if the directors fail to fix the date, by shareholders representing two-thirds of the shares.

Section 1.2 Special Meetings. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the Board or by shareholders owning, in the aggregate, not less than 25% percent of the stock of the association. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than 10 days nor more than 60 days prior to the date fixed for the meeting, to each shareholder at the address appearing on the books of the association a notice stating the purpose of the meeting.

The Board may fix a record date for determining shareholders entitled to notice and to vote at any meeting, in reasonable proximity to the date of giving notice to the shareholders of such meeting. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs a demand for the meeting describing the purpose or purposes for which it is to be held.

A special meeting may be called by shareholders or the Board to amend the Articles of Association or Bylaws, whether or not such Bylaws may be amended by the Board in the absence of shareholder approval.

If an annual or special shareholders' meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time or place, if the new date, time or place is announced at the meeting before adjournment, unless any additional items of business are to be considered, or the association becomes aware of an intervening event materially affecting any matter to be voted on more than 10 days prior to the date to which the meeting is adjourned. If a new record date for the adjourned meeting is fixed, however, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

Section 1.3 Nominations of Directors. Nominations for election to the Board may be made by the Board or by any stockholder of any outstanding class of capital stock of the association entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the association, shall be made in writing and shall be delivered or mailed to the President of the association not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, *provided, however*, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the association no later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the association that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

Section 1.4 Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this association shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and filed with the records of the meeting. Proxies with facsimile signatures may be used and unexecuted proxies may be counted upon receipt of a written confirmation from the shareholder. Proxies meeting the above requirements submitted at any time during a meeting shall be accepted.

Section 1.5 Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law, or by the shareholders or directors pursuant to section 9.2, but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. Shareholders may participate in a meeting of the shareholders by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other during the meeting. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association, or by the shareholders or directors pursuant to section 9.2.

Article II
Directors

Section 2.1 Board. The Board shall have the power to manage and administer the business and affairs of the association. Except as expressly limited by law, all corporate powers of the association shall be vested in and may be exercised by the Board.

Section 2.2 Number. The Board shall consist of no less than five nor more than twenty-five persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders at any meeting thereof.

Section 2.3 Organization Meeting. The Cashier or Secretary, upon receiving the result of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the main office of the association to organize the new Board and elect and appoint officers of the association for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within 30 days thereof. If, at the time fixed for such meeting, there shall not be a quorum, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

Section 2.4 Regular Meetings. The regular meetings of the Board shall be held, without notice, on the third Thursday of each month at 5:00 p.m. at the main office or other such place as the Board may designate. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day unless the Board shall designate another day.

Section 2.5 Special Meetings. Special meetings of the Board may be called by the association, or at the request of at least a majority of directors. Each member of the Board shall be given notice stating the time and place by telegram, e-mail, facsimile, first class mail, or in person, of each special meeting.

Section 2.6 Quorum. A majority of the director positions on the Board shall constitute a quorum at any meeting, except when otherwise provided by law, or the Bylaws, but a lesser number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. Directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other during the meeting. If the number of directors is reduced below the number that would constitute a quorum, no business may be transacted, except selecting directors to fill vacancies in conformance with section 2.7.

If a quorum is present, the Board may take action through the vote of a majority of the directors who are in attendance.

Section 2.7 Vacancies. When any vacancy occurs among the directors, a majority of the remaining members of the Board, according to the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for that purpose at which a quorum is present, or if the directors remaining in office constitute fewer than a quorum of the Board, by the affirmative vote of a majority of all the directors remaining in office, or by shareholders at a special meeting called for that purpose, in conformance with section 2.2 of this article. At any such shareholder meeting, each shareholder entitled to vote shall have the right to multiply the number of votes he or she is entitled to cast by the number of vacancies being filled and cast the product for a single candidate or distribute the product among two or more candidates.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Article III
Committees of the Board

The Board must formally ratify written policies authorized by committees of the Board before they become effective. Each committee must have one or more member(s), who serve at the pleasure of the Board. Provisions of the Articles and Bylaws governing place of meetings, notice of meeting, quorum, and voting requirements of the Board, apply to committees and their members as well. The creation of a committee and appointment of members to it must be approved by the Board.

Section 3.1 Loan Committee. There shall be a loan committee composed of three (3) directors, appointed by the Board annually or more often. The loan committee shall have power to discount and purchase bills, notes and other evidences of debt, to buy and sell bills of exchange, to examine and approve loans and discounts, to exercise authority regarding loans and discounts, and to exercise, when the Board is not in session, all other powers of the Board that may be delegated lawfully. The loan committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 3.2 Asset/Liability/Funds Management Committee. There shall be an Asset/Liability/Funds Management committee composed of three (3) directors, appointed by the Board annually or more often. This committee shall have the power to ensure adherence to the investment policy, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investments and to exercise, when the Board is not in session, all other powers of the Board regarding investment securities that may be lawfully delegated. The Asset/Liability/Funds Management committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 3.3 Audit and Compliance Committee. There shall be an Audit and Compliance committee composed of no less than three (3) directors, exclusive of any active officers, appointed by the Board annually or more often. The duty of that committee shall be to examine at least once during each calendar year and within 15 months of the last examination the affairs of the association or cause suitable examinations to be made by auditors responsible only to the Board and to report the result of such examination in writing to the Board at the next regular meeting thereafter. Such report shall state whether the association is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the Board such changes in the manner of conducting the affairs of the association as shall be deemed advisable.

Section 3.4 Other Committees. The Board may appoint, from time to time, from its own members, compensation, special litigation and other committees of one or more persons, for such purposes and with such powers as the Board may determine.

However, a committee may not:

(1) Authorize distributions of assets or dividends.

(2) Approve action required to be approved by shareholders.

(3) Fill vacancies on the Board or any of its committees.

(4) Amend the Articles of Association.

(5) Adopt, amend, or repeal the Bylaws.

(6) Authorize or approve the issuance or sale, or contract for sale, of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares.

Article IV
Officers and Employees

Section 4.1 Chairperson of the Board. The Board shall appoint one of its members to be the Chairperson of the Board to serve at its pleasure. Such person shall preside at all meetings of the Board. The Chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these Bylaws; and shall have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board.

Section 4.2 President. The Board shall appoint one of its members to be the President of the association. In the absence of the Chairperson, the President shall preside at any meeting of the Board. The President shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of President, or imposed by these Bylaws. The President shall also have and may exercise such further powers and duties as from time-to-time may be conferred, or assigned by the Board.

Section 4.3 Vice President. The Board may appoint one or more Vice Presidents. Each Vice President shall have such powers and duties as may be assigned by the Board. One Vice President shall be designated by the Board, in the absence of the President, to perform all the duties of the President.

Section 4.4 Secretary/Cashier. The Board shall appoint a Secretary, Cashier, or other designated officer who shall be Secretary of the Board and of the association, and shall keep accurate minutes of all meetings. The Secretary shall attend to the giving of all notices required by these Bylaws; shall be custodian of the corporate seal, records, documents, and papers of the association; shall provide for the keeping of proper records of all transactions of the association; shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of Cashier, or imposed by these Bylaws; and shall also perform such other duties as may be assigned from time-to-time, by the Board.

Section 4.5 Other Officers. The Board may appoint one or more assistant Vice Presidents, one or more trust officers, one or more Assistant Secretaries, one or more Assistant Cashiers, one or more Managers and Assistant Managers of branches and such other officers and attorneys in fact as from time to time may appear to the Board to be required or desirable to transact the business of the association. Such officers shall respectively exercise such powers and perform such duties as pertain to their several offices, or as may be conferred upon, or assigned to, them by the Board, the Chairperson of the Board, or the President. The Board may authorize an officer to appoint one or more officers or assistant officers.

Section 4.6 Tenure of Office. The President and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the office of President shall be filled promptly by the Board.

Section 4.7 Resignation. An officer may resign at any time by delivering notice to the association. A resignation is effective when the notice is given unless the notice specifies a later effective date.

Article V
Fiduciary Activities

The association may not currently engage in fiduciary activities, however, it may elect to do so in the future. Prior to engaging in fiduciary activities, the association shall apply to the Office of the Comptroller of the Currency for the power to engage in such activities.

Article VI
Stock and Stock Certificates

Section 6.1 Transfers. Shares of stock shall be transferable on the books of the association, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his or her shares, succeed to all rights of the prior holder of such shares. The Board may impose conditions upon the transfer of the stock reasonably calculated to simplify the work of the association for stock transfers, voting at shareholder meetings, and related matters, and to protect it against fraudulent transfers.

Section 6.2 Stock Certificates. Certificates of stock shall bear the signature of the President (which may be engraved, printed, or impressed), and shall be signed manually or by facsimile process by the Secretary, Assistant Secretary, Cashier, Assistant Cashier, or any other officer appointed by the Board for that purpose, to be known as an authorized officer, and the seal of the association shall be engraved thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the association properly endorsed.

The Board may adopt or use procedures for replacing lost, stolen, or destroyed stock certificates as permitted by law.

The association may establish a procedure through which the beneficial owner of shares that are registered in the name of a nominee may be recognized by the association as the shareholder. The procedure may set forth:

(1) The types of nominees to which it applies.

(2) The rights or privileges that the association recognizes in a beneficial owner.

(3) How the nominee may request the association to recognize the beneficial owner as the shareholder.

(4) The information that must be provided when the procedure is selected.

(5) The period over which the association will continue to recognize the beneficial owner as the shareholder.

(6) Other aspects of the rights and duties created.

Article VII
Corporate Seal

The President, the Cashier, the Secretary, or any assistant Cashier or assistant Secretary, or other officer thereunto designated by the Board, shall have authority to affix the corporate seal to any document requiring such seal and to attest the same. Such seal shall be substantially in the following form:

Article VIII
Miscellaneous Provisions

Section 8.1 Fiscal Year. The fiscal year of the association shall be the calendar year.

Section 8.2 Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the association by the Chairperson of the Board, or the President, or any Vice President, or the Secretary, or the Cashier, or, if in connection with the exercise of fiduciary powers of the association, by any of those officers or by any trust officer. Any such instruments may also be executed, acknowledged, verified, delivered or accepted on behalf of the association in such other manner and by such other officers as the Board may from time to time direct. The provisions of this section 8.2 are supplementary to any other provision of these Bylaws.

Section 8.3 Records. The Articles of Association, the Bylaws, and the proceedings of all meetings of the shareholders, the Board, and standing committees of the Board, shall be recorded in appropriate minute books provided for that purpose. The minutes of each meeting shall be signed by the Secretary, Cashier, or other officer appointed to act as Secretary of the meeting.

Section 8.4 Corporate Governance Procedures. To the extent not inconsistent with applicable federal banking statutes, the corporate governance procedures of Arizona Revised Statutes will be followed and meetings of the Board of Directors (or a committee thereof) or shareholders shall generally follow *Roberts Rules of Order.*

Section 8.5 Indemnification. The bank may make or agree to make indemnification payments to an institution-affiliated party, as defined at 12 USC 1813(u), for an administrative proceeding or civil action initiated by any federal banking agency, that are reasonable and consistent with the requirements of 12 USC 1828(k) and its implementing regulations.

The bank may indemnify an institution-affiliated party, as defined at 12 USC 1813(u), for damages and expenses, including the advancement of expenses and legal fees, in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, in accordance with Arizona state law, or Delaware General Corporation Law, Del. Code Ann. tit. 8 (1991, as amended 1994, and as amended thereafter), provided such payments are consistent with safe and sound banking practices.

Article IX
Bylaws

Section 9.1 Inspection. A copy of the Bylaws, and all amendments shall at all times be kept in a convenient place at the main office of the association, and may be inspected by all shareholders during banking hours.

Section 9.2 Amendments. The Bylaws may be amended, altered, or repealed, at any regular meeting of the Board, by a vote of a majority of the total number of the directors.

* * * *

I, Raymond Novak, M.D., certify that: (1) I am the duly constituted Secretary or Cashier of Canyon Community Bank and Secretary of its Board, and as such officer am the official custodian of its records; and (2) the foregoing Bylaws were amended and restated at a meeting of the Board of Directors held in April 2001, and are the Bylaws of the association, all of which are now lawfully in force and effect.

I have hereunto affixed my official signature and the seal of the association, in the city of Tucson, Arizona on this _____ day of June 2001.

____

Raymond Novak, M.D., Secretary

Exhibit 10.1

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Regulation A Offering Statement of Canyon Bancorporation filed on or about September 28, 2005, of our report, dated February 3, 2005, appearing in the Regulation A Offering Statement.

We also consent to the reference to our Firm under the caption "Independent Auditors" in such Offering Statement.

McGladrey & Pullen, LLP

Phoenix, Arizona
September 27, 2005

Exhibit 11.1

LAW OFFICES

LEONARD FELKER ALTFELD GREENBERG & BATTAILE, P. C.

DAVID J. LEONARD
SIDNEY L. FELKER
JEFFREY H. GREENBERG
JOHN F. BATTAILE III
CLIFFORD B. ALTFELD
DONNA M. AVERSA
R. DAVID SOBEL
PETER B. GOLDMAN
EDITH I. RUDDER
BROOKE FELKER-JOHNSTON
LORENZO B. CELLINI

250 NORTH MEYER AVENUE
POST OFFICE BOX 191
TUCSON, ARIZONA 85702-0191

TELEPHONE
(520) 622-7733

FAX
(520) 622-7967

ANNE-MARIE BRADY
OF COUNSEL

September 26, 2005

Board of Directors
Canyon Bancorporation
7981 North Oracle Road
Tucson, Arizona 85704

Re: **Legality of Securities to be Issued**

Ladies and Gentlemen:

We have acted as special counsel to Canyon Bancorporation, an Arizona corporation (the "Company"), in connection with the offering of a maximum of 110,000 shares of the Company's common stock, no par value per share (the "Shares") to be sold by the Company in an offering to the public, as described in an Offering Statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission ("SEC"). The Offering Statement will be filed pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended ("1933 Act").

In connection with the opinion rendered hereby, we have examined (a) the Company's Articles of Incorporation; (b) the Offering Statement; (c) resolutions adopted by the Company's Board of Directors in connection with the offering; and (d) such other documents as we have deemed necessary to form the opinion hereinafter expressed. As to various questions of fact material to such opinions, where relevant facts were not independently established, we have relied upon statements of officers of the Company.

Based and relying solely upon the foregoing, we advise you that in our opinion the Shares, or any portion thereof, when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the SEC, will be legally issued under the laws of the state of Arizona, fully paid and non-assessable.

Consent is hereby given to the filing of this opinion as an Exhibit to the Offering Statement and to the reference in the Offering Circular contained therein to this firm under the caption "Legal Matters" as having passed upon the legality of the Shares. In giving this consent, we do not admit that we are experts within the meaning of the 1933 Act, to the extent it may apply.

Very truly yours,

Leonard Felker Altfeld
Greenberg & Battaile, P.C.

Jeffrey H. Greenberg

M32051-642580